MARTHA STEWART

MARTHA STEWART LIVING OMNIMEDIA

2008 ANNUAL REPORT

2009 NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

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A Letter
From Charles, Wenda and Robin

Dear Fellow Stockholders,

Martha Stewart Living Omnimedia, Inc. had a solid year in 2008. We grew our brand portfolio with the addition of Chef Emeril Lagasse, made strategic investments in innovative digital platforms, broadened the availability and scope of our retail products, and delivered compelling integrated marketing programs via our omnimedia platform. These are extraordinarily challenging times, but we are very proud of MSLO's accomplishments over the last year and enthusiastic about the long-term opportunities that lie ahead. Brands shine brighter in difficult times, and we believe more than ever in the power of *our* brands and what they represent to consumers.

To highlight just a few of our accomplishments:

- Merchandising expanded its array of products and their availability at national retail. The *Martha Stewart Collection* at Macy's had a solid first full year, and we gained mass-market distribution of our crafts line through the majority of Wal-Mart stores in the United States and Canada.
- In Publishing, we held our own in an industry grappling with difficult advertising and newsstand environments. We maintained pricing and streamlined our editorial and production efforts. In addition to our magazines, we published two books with Clarkson Potter. Both *Martha Stewart's Cookies* and, more recently, *Martha Stewart's Cooking School*, were best sellers. Our newest book, *Martha Stewart's Encyclopedia of Crafts*, is just out and more titles are on the way.
- Broadcasting performed very well in 2008, as *The Martha Stewart Show* was renewed for a fifth season in national syndication and *Emeril Green* was renewed for a second season on the Discovery Planet Green Network. We are organically building another brand with our "*Whatever* girls," Alexis and Jennifer, on *Martha Stewart Living Radio* and Scripps' Fine Living Network, which recently renewed their hit TV show, *Whatever, Martha!,* for a second season.
- Internet continued building momentum in 2008. By pursuing a lifestyle-focused strategy with our websites — emphasizing new tools, compelling workshops, and other enhancements to the user experience — we are driving both advertising revenue and impressive user metrics.
- Finally, we were active on the investment front during the year. The acquisition of Emeril Lagasse's media and merchandising properties has proved to be all we thought it would be and more, adding an engine of future growth to the Company. His popular TV programs and cookbooks and quality cooking products, as well as a new 10-book publishing agreement with HarperStudio, have strengthened and diversified all our platforms. We're excited about the first book in his agreement with HarperStudio, *Emeril at the Grill*, which is due out in May, in time for Father's Day. In addition, our investments in WeddingWire.com, an online wedding planning company, and pingg.com, an online invitation and event-planning company, have bolstered our digital platform with tools that help us deepen our penetration of core franchises, such as Weddings. MSLO retains a strong balance sheet, with $60 million in cash, cash equivalents and short-term investments, and debt of $19.5 million. We have proved our ability to make smart investments and acquisitions, and will continue to look to do so.

These accomplishments led to some impressive performance gains within our business segments, though that performance was masked in MSLO's reported financial results. Revenue of $284.3 million for 2008 reflected a reduction of $34.1 million in our contractual minimum payment from Kmart as this relationship begins to sunset. Excluding the reduction in the minimum and the revenue from the now-closed magazine *Blueprint*, which was included in prior-year results, our 2008 revenue was down only modestly from 2007 despite the very difficult advertising environment in which we are operating. These factors, as well as a $9.3 million impairment charge related primarily to the goodwill associated with our 2004 acquisition of the *Body+Soul* publication group, contributed to a loss from continuing operations of $10.9 million in 2008.

Despite those factors, we saw underlying performance improvements in each of our segments, and those results point the way to MSLO's future as we move forward from the Kmart relationship beginning next year. Excluding Kmart, our merchandising business saw 67 percent revenue growth in 2008. Publishing saw improved profitability after adjusting for the impairment charge. Broadcasting profits improved dramatically with the addition of Emeril's programming. Finally, Internet's loss was significantly reduced, as we begin to capitalize on growing user metrics and an improved online offering.

These improvements help to signal the plethora of opportunities before us, and we have the powerful brands and attractive business model to capitalize on them. These opportunities include:

1) *Franchise expansion*: Leveraging our strong brand equity into large, fragmented categories, such as holidays, food, entertaining, crafts, weddings, whole living, and pets.

2) *"Omni" marketing programs*: Few companies have the power to offer truly integrated marketing platforms, which are increasingly in demand by advertisers. In 2008, we delivered powerful cross-platform marketing campaigns for clients such as My M&M's, Dove skin products, and Nestlé baking products. We believe this area will see continued growth as marketers seek greater impact with their carefully guarded advertising spending.

3) *Multi-level merchandising growth*: Fostering new relationships, such as the early 2009 licensing agreement with Hain Celestial Group to offer a Martha Stewart line of natural home-cleaning solutions; building on existing relationships; and aggressively marketing key products within lines such as the *Martha Stewart Collection* and *Martha Stewart Crafts*.

4) *International expansion*: Bringing our content, ideas, and products into attractive markets worldwide. *The Martha Stewart Show* and other Martha Stewart programming are broadcast in 85 countries, and our publications are becoming established in selected European and Asian markets. Our strategy has been to enter markets with our content first, and follow with merchandising opportunities.

The breadth of strategic opportunities before us indicates significant untapped potential for MSLO. We are in a great position to pursue these opportunities, with a healthy balance sheet, a discipline to manage expenses carefully, a commitment to growth and value creation, and, most important, our strong brands. In times like these, businesses and consumers are gravitating to brands they can trust, particularly brands that provide a value edge. We are seeing this phenomenon in the form of the many marketers and retailers who would like to do business with us, and we see it as consumers flock in greater numbers to our websites for ideas, and then to Macy's for our *Martha Stewart Collection* of home products and to Wal-Mart or Michaels stores to buy our crafts products for affordable home activities with family and friends.

We believe there are exciting moments ahead in 2009 and beyond. We would like to express our appreciation and gratitude to those directors who left us last year and welcome our newest directors, whose wisdom and experience are great assets to our company. We would also like to extend a heartfelt thank-you to our employees for their talent and dedication in those efforts, and to you, our stockholders, for your investment and belief in MSLO. We look forward to a bright future for Martha Stewart Living Omnimedia.

Sincerely,

Charles Koppelman
Executive Chairman

Wenda Harris Millard
President, Media and Co-Chief Executive Officer

Robin Marino
President, Merchandising and Co-Chief Executive Officer

A Letter
From Martha

Dear Fellow Stockholders,

It's hard to believe that another year has gone by. And what a year it has been! This is a time of extraordinary change in our country from the economic downturn to the ongoing digital revolution and the historic election of President Barack Obama. We are all working very hard to meet the challenges before us and to be as efficient as possible.

At Martha Stewart Living Omnimedia, Inc., we recognize that challenging times can also be constructive. The current environment, though difficult, brings with it enormous opportunities. In times like this, consumers turn inward — to home and to all the good things that home embodies. Our inspiring magazines, informative books, phenomenal TV and radio shows, engaging websites and beautiful products speak directly to our collective desire to gather around the hearth surrounded by family and friends. Indeed, it was against a similar backdrop — an economic downturn in the early 1990s — that we launched *Martha Stewart Living,* which is now our flagship magazine and the cornerstone of our business.

At *Living,* we have always focused on living well and on those subjects our readers can use in daily life, from entertaining and cooking to decorating, gardening and crafting. These are the magazine's core subjects — our "true north," as we chart the course of each and every issue. But we also listen very closely to what our customers tell us in the more than one million letters, emails, and phone calls we receive each year. We have learned from them that modern homemakers want even more from us. With Gael Towey, our Chief Creative Officer and new Acting Editor in Chief at the helm of *Martha Stewart Living,* we will continue to provide readers with the inspiring ideas and "how-to" expertise they expect from us, along with the beautiful photographs and iconic imagery that distinguish each of our magazines. But with the April issue, we are also adding new features that speak directly to the contemporary reader's personal interests, including travel, health, beauty and fashion. In response to reader requests, we have also revived my monthly calendar. We're very excited about the evolution of *Living* and look forward to hearing what consumers think.

We are also very excited about our thriving books business. As evidenced by the success of our 2008 bestsellers *Martha Stewart's Cookies* and *Martha Stewart's Cooking School,* consumers remain eager to purchase books that are useful and practical and strike a chord. Our latest book is all those things and more. *Martha Stewart's Encyclopedia of Crafts* is a wonderful book that I've been waiting to do for a very long time. It features nearly 20 years of content about every kind of craft, from A to Z — or, more precisely, A (for albums) to W (for wreath-making). It is the first in what I envision as a comprehensive crafts series, well designed and straightforward reference books created to stand the test of time and to teach everyone from the beginning crafter to the skilled artisan interested in trying a new technique.

This series is an expression of my lifelong passion for crafting, a pursuit that is well represented across our media platforms. These include a lively new blog, thecraftsdept.com, and the popular *Martha Stewart Crafts* product line, which extended into Wal-Mart Stores in 2008. At MSLO, we are steeped in the development of crafts. With crafts you can preserve treasured memories in a scrapbook or photo album, warm someone with a handknit scarf, embellish a gift with embroidery, enhance a table setting, or simply transform a humble or quotidian object into something distinct and extraordinary. As one of our core content areas, Crafts is a vital element of our mission to celebrate the art of creative living.

The value we place on creative living is reflected in all our content and in our many high-quality, stylish product lines, including our *Martha Stewart Collection* exclusively at Macy's, *Martha Stewart Everyday* at Kmart, *Martha Stewart Crafts,* our new flowers and gift basket program with 1-800-FLOWERS.COM, and our fabulous home-decorating assortment distinguished by *Martha Stewart Furniture* with Bernhardt, *Martha Stewart Rugs* with Safavieh, *Martha Stewart Lighting* with Generation Brands, and branded carpet tiles with FLOR. This year we will introduce a line of natural home cleaning-solutions with the Hain Celestial Group, helping consumers care for their home with products that are safe, effective, and environmentally responsible.

We are very proud of all that we offer. And we are prouder still of our continuing efforts to raise the bar and to further expand and diversify our offerings through acquisitions such as Chef Emeril Lagasse's media and merchandising business and investments in companies such as WeddingWire.com and pingg.com, transactions that occurred in 2008. Emeril is a wonderful addition to our business — and an absolute delight to work with! The WeddingWire and pingg investments enhance our digital platforms by providing users with useful new tools and products. Coupled with our creative content, these features ensure that we remain relevant to consumers in our high-speed electronic age.

Now more than ever we are seeing the confluence of old and new media. It is not always easy to integrate the two but I firmly believe they can comfortably coexist, each complementing the other. That is why multimedia platforms were part of our business model from the beginning. There is a reason we called our company Martha Stewart Living *Omnimedia*. Our goal was and is nothing less than *omnipresence*. We want to be available to consumers whenever and wherever they want us. The rest of the business world has finally caught up with us and has come to recognize the value of our model.

Our omnimedia business model also applies to how we sell advertising. Our cross-platform, or "omni," advertising programs encompass all our media platforms, allowing advertisers to reach our highly engaged consumers with a clear and singular voice that resonates across our magazines, our TV and radio shows and our websites. These kinds of programs are very much in demand, and I firmly believe that, because of our experience with them and the quality of our platforms, we create and deliver them better than anybody.

As our company's founder and major stockholder, I care very deeply about our business. Yes, these are difficult times. But our foundation is solid, our commitment to growth is steadfast and our hard-working team is second to none. Speaking of our team, I would like to welcome some new members to the MSLO family, including SVP of Human Resources Nancy Ashbrooke, *Martha Stewart Weddings* Editor in Chief Vanessa Holden, SVP of Digital Programming and Strategy Gail Horwood, *Everyday Food* Editor Anna Last, *Martha Stewart Living* Editor Vicky Lowry, and EVP of Merchandising Patsy Pollack. Each of these women brings fresh ideas and great talent to our company and I am delighted to have them on board.

As I often tell my friends and colleagues, "When you're through changing, you're through." In business, as in life, change is inevitable and oftentimes necessary. But there are some things that remain constant. At MSLO, it is our unwavering dedication to provide our customers with dynamic and enriching content and beautiful products they need and want. It is a great privilege to be invited into consumers' homes and into their lives. We are grateful to them and we are grateful to you, our stockholders, for your enduring faith in our company and all that it represents.

Sincerely,

Martha Stewart
Founder

FORM 10-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

MARTHA STEWART LIVING OMNIMEDIA

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from_______to_______

Commission file number 001-15395

MARTHA STEWART LIVING OMNIMEDIA, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**52-2187059**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
11 West 42nd Street, New York, New York	**10036**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 827-8000**

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A Common Stock, Par Value $0.01 Per Share	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant, computed by reference to the number of shares outstanding and using the price at which the stock was last sold on June 30, 2008, was $184,832,242.*

*Excludes 2,888,163 shares of our Class A Common Stock, and 26,690,125 shares of our Class B Common Stock, held by directors, officers and our founder, as of June 30, 2008. Exclusion of shares held by any person should not be construed to indicate that such person possesses the power, direct or indirect, to direct or cause the direction of the management or policies of the Company, or that such person controls, is controlled by or under common control with the Company.

Number of Shares Outstanding As of March 10, 2009
28,148,482 shares of Class A Common Stock
26,690,125 shares of Class B Common Stock

Documents Incorporated by Reference.
Portions of Martha Stewart Living Omnimedia, Inc.'s Proxy Statement for Its 2009 Annual Meeting of Stockholders are Incorporated by Reference into Part III of This Report.

TABLE OF CONTENTS

In this Annual Report on Form 10-K, the terms "we," "us," "our," "MSO" and the "Company" refer to Martha Stewart Living Omnimedia, Inc. and, unless the context requires otherwise, Martha Stewart Living Omnimedia LLC ("MSLO LLC"), the legal entity that, prior to October 22, 1999, operated many of the businesses we now operate, and their respective subsidiaries.

FORWARD-LOOKING STATEMENTS

All statements in this Annual Report on Form 10-K, except to the extent describing historical facts, are "forward-looking statements," as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent our current beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. These statements often can be identified by terminology such as "may," "will," "should," "could," "expects," "intends," "plans," "anticipates," "believes," "estimates," "potential" or "continue" or the negative of these terms or other comparable terminology. Our actual results may differ materially from those projected in these statements, and factors that could cause such differences include those factors discussed in "Risk Factors" in Item 1A of this Annual Report on Form 10-K and those discussed in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7, as well as other factors. Forward-looking statements herein speak only as of the date of filing of this Annual Report on Form 10-K. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our reports to the Securities and Exchange Commission.

PART I

Item 1. *Business.*

OVERVIEW

We are an integrated media and merchandising company providing consumers with inspiring lifestyle content and well-designed, high-quality products. Our Company is organized into four business segments with Publishing, Internet and Broadcasting representing our media segments that are complemented by our Merchandising segment, a combination that enables us to cross-promote our content and products.

Our growth strategy is three-pronged:

- Increase advertising on our media platforms, including publishing, broadcasting and online, through cross-platform, omnimedia initiatives;
- Leverage our brands through merchandising relationships; and
- Create, launch and/or acquire new brands

The media and merchandise we create generally encompasses eight core areas:

- Cooking and Entertaining (recipes, techniques, and indoor and outdoor entertaining)
- Holidays (celebrating special days and special occasions)
- Crafts (how-to projects)
- Home (decorating, collecting and renovating)
- Whole Living (healthy living and sustainable practices)
- Weddings (all aspects of planning, celebrating and commemorating a wedding)
- Organizing (homekeeping, petkeeping, clotheskeeping, restoring and other types of domestic maintenance)
- Gardening (planting, landscape design and outdoor living)

As of March 5, 2009, we had approximately 645 employees. Our revenues from foreign sources were $13.4 million, $12.3 million and $15.6 million in 2008, 2007 and 2006, respectively. Substantially all of our assets are located within the United States.

HISTORY

Martha Stewart published her first book, *Entertaining*, in 1982. Over the next eight years she became a well-known authority on the domestic arts, authoring eight more books on a variety of our core content areas. In 1991, Time Publishing Ventures, Inc. ("TPV"), a subsidiary of Time Inc., launched *Martha Stewart Living* magazine with Ms. Stewart serving as its editor-in-chief. In 1993, TPV began producing a weekly television program, *Living*, hosted by Ms. Stewart. In 1995, TPV launched a mail-order catalog, *Martha by Mail*, which made available products featured in, or developed in connection with, the magazine and television program. In late 1996 and early 1997, a series of transactions occurred resulting in MSLO LLC acquiring substantially all Martha Stewart-related businesses. Ms. Stewart was the majority owner of MSLO LLC; TPV retained a small equity interest in the business. On October 22, 1999, MSLO LLC merged into MSO, then a wholly owned subsidiary of MSLO LLC. Immediately following the merger, we consummated an initial public offering.

BUSINESS SEGMENTS

Our four business segments are described below. Additional financial information relating to these segments may be found in Note 15 to our Consolidated Financial Statements.

PUBLISHING

In 2008, our Publishing segment accounted for 58% of our total revenues, consisting of operations related to magazine and book publishing. Revenues from magazine advertising and circulation represented approximately 58% and 38%, respectively, of the segment's revenues in 2008.

Magazines

Martha Stewart Living. Our flagship magazine, *Martha Stewart Living*, is the foundation of our publishing business. Launched in 1991 as a quarterly publication with a circulation of 250,000, we currently publish *Martha Stewart Living* on a monthly basis with a rate base of 2.025 million, effective with the January 2009 issue. The magazine appeals primarily to the college-educated woman between the ages of 25 and 54 who owns her principal residence. *Martha Stewart Living* offers lifestyle ideas and original how-to information in a highly visual, upscale editorial environment. The magazine has won numerous prestigious industry awards and generates a substantial majority of our magazine revenues, primarily from advertising.

Martha Stewart Weddings. We launched *Martha Stewart Weddings* in 1994, originally as an annual publication. In 1997, it went to semi-annual publication and became a quarterly in 1999. *Martha Stewart Weddings* targets the upscale bride and serves as an important vehicle for introducing young women to our brands. *Martha Stewart Weddings* is distributed primarily through newsstands.

Everyday Food. We launched *Everyday Food* in September 2003 after publishing four test issues. This digest-sized magazine featuring quick, easy recipes was created for the supermarket shopper and the everyday cook. *Everyday Food* targets women ages 25 to 49, and is intended to broaden our consumer audience while developing a new brand and diversifying our revenue.

Body + Soul. In August 2004, we acquired certain assets and liabilities of *Body + Soul* magazine and *Dr. Andrew Weil's Self Healing* newsletter ("Body & Soul Group"), which are publications featuring "natural living" content. The magazine generates both advertising and circulation revenue, while the newsletter generates substantially all of its revenue from subscriptions. Body & Soul Group also sells a limited line of merchandise related to "natural living," which we record as publishing revenue attributed to *Body + Soul*. In 2008, we increased the frequency of *Body + Soul* to 10 issues from 8 issues in 2007.

Blueprint: Design Your Life. In 2006, we began testing a new magazine called *Blueprint: Design Your Life*. Geared to women ages 25-39, *Blueprint* targeted a different demographic than our core consumer, while maintaining our distinctive "how-to" approach, covering home, fashion, and beauty. After two test issues in 2006 and six in 2007, we decided to discontinue publishing the title after the January/February 2008 issue.

Magazine Summary

Certain information related to our subscription magazines is as follows:

Title	2007 Frequency	2007 Rate Base *	2008 Frequency	2008 Rate Base *	2009 Rate Base *
Martha Stewart Living	12	1,950,000	12	2,000,000	2,025,000
Martha Stewart Weddings	5**	N/A ***	5**	N/A ***	N/A ***
Everyday Food	10	875,000	10	900,000	1,000,000
Body + Soul	8	450,000	10	550,000	600,000

* Rate base increases are effective with the January issues which typically are on sale in December of the prior fiscal year.

** Includes one special issue of *Martha Stewart Weddings*

*** Does not have a stated rate base.

Special Interest Publications. In addition to our periodic magazines, we occasionally publish special interest magazine editions. We began with one in 1998 and published eight in 2008. Our special interest publications provide in-depth advice and ideas around a particular topic in one of our core content areas, allowing us to leverage our distribution network to generate additional revenues. Our special interest publications are generally sponsored by multiple advertisers and are sold at newsstands. In 2008, we published *Good Things for Kids, Outdoor Living, Good Things for the Healthy Home, Handmade Holiday Crafts, Holiday Entertaining* and three *Body + Soul* specials.

Magazine Production, Distribution and Fulfillment. We print most of our domestic magazines under agreements with R. R. Donnelly and currently purchase paper through an agreement with Time Inc. While paper used in our magazines is widely available, volatility in the paper market resulted in decreased paper manufacturing capacity during 2008 and early 2009. During the first quarter of 2009, we realized the first decreases in paper prices in 18 months because of decreasing market demand. We expect paper market pricing to stabilize in 2009 after two years of steady increases. We also expect to see a mid-year 2009 increase in postage expense. Increased fuel costs in 2008 impacted our costs for magazine distribution and ink. We use no other significant raw materials in our businesses. Newsstand distribution of the magazines is handled by Time Warner Retail Sales and Marketing ("TWRSM"), an affiliate of Time Inc., under an agreement that expires with the December 2010 issue of *Martha Stewart Living*. In early 2009, two of the four major logistics providers ("wholesalers") used for newsstand distribution announced price increases. TWRSM ceased distribution with one of these wholesalers and was subsequently able to reach an agreement with the other to retain its current pricing structure. Although we expect pricing for newsstand distribution to be stable in 2009, there remains some risk that the other wholesalers may seek price increases. Subscription fulfillment services for our magazines are provided by Time Customer Service, another affiliate of Time Inc., under an agreement that expires in June 2014.

Books

In the second quarter of 2007, we announced a multi-year agreement with Clarkson Potter/ Publishers to publish 10 Martha Stewart branded books. Amendments signed in December 2007, August 2008 and January 2009 ultimately increased the number of books to be delivered to 15. In 2008, two of the books published under this agreement — *Martha Stewart's Cookies and Martha Stewart's Cooking School* — were each on *The New York Times* bestseller list for several weeks. Through our efforts in the books business, we now have a library of over 60 books.

In August 2008, we announced a multi-year agreement with HarperStudio to publish 10 Emeril Lagasse branded books. We expect the first book, *Emeril at the Grill*, to be available in bookstores in the first half of 2009. Additionally, we hold the rights to Emeril's book backlist which is published by HarperCollins Publishers.

Competition

Publishing is a highly competitive business. Our magazines, books and related publishing products compete with other mass media and many other types of leisure-time activities. Competition for advertising dollars in magazine operations is primarily based on advertising rates, as well as editorial and aesthetic quality, the desirability of the magazine's demographic, reader response to advertisers' products and services and the effectiveness of the advertising sales staff. *Martha Stewart Living* competes for readers and advertising dollars with women's service, decorating, cooking and lifestyle magazines and websites. *Everyday Food* competes for readers and advertising dollars with women's service and cooking magazines and websites. *Martha Stewart Weddings* competes for readers and advertising dollars primarily in the wedding service magazine category and websites. *Body + Soul* competes for readers and advertising dollars primarily with women's lifestyle, health, fitness, and natural living magazines and websites. Our special interest publications can compete with a variety of magazines depending on the focus of the particular issue. Please also look to our risk factors in Item 1A for further information on competitive pressures we face in our Publishing segment.

Seasonality

Our Publishing segment can experience fluctuations in quarterly performance due principally to publication schedule variations from year to year, timing of direct mail expenses, delivery schedule of our long-term book contracts, and other seasonal factors. Not all of our magazines are published on a regularly scheduled basis throughout the year. For example, *Martha Stewart Weddings* was published five times in 2008: three issues in the second quarter and two issues in the fourth quarter. Additionally, the publication schedule for our special interest publications can vary and lead to quarterly fluctuations in the Publishing segment's results.

MERCHANDISING

Our Merchandising segment contributed 20% of our total revenues in 2008. The segment consists of operations relating to the design of merchandise and related packaging, promotional and advertising materials, and the licensing of various proprietary trademarks, in connection with retail programs conducted through a number of retailers and manufacturers. Pursuant to agreements with our retail and manufacturing partners, we are typically responsible for the design of all merchandise and/or related packaging, signage, advertising and promotional materials. Our retail partners source the products through a manufacturer base and are mostly responsible for the promotion of the product. Our licensing partners source and/or produce the branded products together with other lines they make or sell. Our licensing agreements require us to maintain no inventory and incur no meaningful expenses other than employee compensation.

Select Licensed Retail Partnerships

Martha Stewart Everyday at Kmart and Sears Canada

Martha Stewart Everyday is our mass-market brand. Currently, the label is associated with products that generally fall into the following categories: Home (which includes sheets, towels, pillows, bath accessories, window treatments and kitchen textiles); Garden (which includes outdoor furniture and accessories); Kitchen (which includes cookware, bakeware, utensils, dinnerware, flatware, and beverageware); Keeping (which includes organizational products relating to the pantry, closet and laundry); Decorating (which includes mirrors, picture frames, candles, and lamps); Ready-to-Assemble furniture (living, dining, bath and bedroom furniture); and Holiday (which includes artificial Christmas trees, decorating products, wrapping and ornaments).

In the United States we have an exclusive license agreement with Kmart Corporation in the mass-market channel. In 2008, Kmart represented approximately 43% of total revenues in our Merchandising segment and approximately 10% of total Company revenues. Kmart's contribution to both total Merchandising revenue and total Company revenues decreased materially from 2007 to 2008 mostly as the result of a decrease in the annual minimum royalties due from Kmart and the continued diversification of our business. (See "Management's Discussion and Analysis — Executive Summary" for details regarding our contract with Kmart). In Canada, we had an exclusive license agreement with Sears Canada for *Martha Stewart Everyday* from September 2003 to August 2008.

We own the *Martha Stewart Everyday* trademark and generally retain all intellectual property rights related to the designs of merchandise, packaging, signage and collateral materials developed for the various programs.

Martha Stewart Collection at Macy's

In September 2007, we launched the *Martha Stewart Collection* exclusively at Macy's. The *Martha Stewart Collection* line encompasses a broad range of home goods, including bed and bath textiles, housewares, casual dinnerware, flatware and glassware, cookware, holiday decorating and trim-a-tree items. We own the *Martha Stewart Collection* trademark and generally retain all intellectual property rights related to the designs of the merchandise, packaging, signage and collateral materials developed for the various programs.

Martha Stewart Flowers with 1-800-Flowers

In 2007, we announced our partnership with 1-800-Flowers.com to create an exclusive, new, co-branded floral, plant and gift-basket program. This licensing agreement provides an opportunity to participate in the same-day delivery of the flowers market. The co-branded floral and plant program launched in April 2008 and the co-branded gift baskets program launched in October 2008.

Martha Stewart at Costco

In December 2007, we introduced co-branded food with Costco's private label brand, Kirkland Signature as part of a two-year relationship with Costco, which is currently winding down. We plan to expand our food brand through manufacturing relationships in the future.

Digital Photography Products

The financial results from the sales of digital photography products were reported in the Internet segment through December 31, 2007. In 2008, the digital photography product business was managed by and reported in the Merchandising segment as a licensed retail partnership.

Select Licensed Martha Stewart Manufacturing Partnerships

Martha Stewart Crafts

In May 2007, we launched *Martha Stewart Crafts* products at over 900 Michael's stores, and in August 2007, pursuant to our licensing relationship with EK Success, LTD ("EK Success") and GTCR Golder Rauner, LLC, began distributing product to certain independent craft stores across the United States. In August 2007, we invested $10.2 million, including acquisition costs, in United Craft MS Brands, LLC ("United Craft"), an entity primarily funded by GTCR Golder Rauner that acquired Wilton Products, Inc. which owns Wilton Industries, Inc., Dimensions Holding, LLC and EK Success. The investment gives us a 3.8% ownership interest in United Craft. We also have a subordinated equity interest of 7.25% in United Craft, the market value of which is contingent on reaching specific performance hurdles. In addition to our existing licensing relationship with EK Success, we also entered into a new licensing agreement with Wilton Industries. Through this arrangement, we will broaden our footprint in the crafts market by introducing licensed products in the following categories: food crafts; party favors; and weddings.

Martha Stewart Furniture with Bernhardt

We have had a Martha Stewart furniture program with the Bernhardt Furniture Company since 2003 and renewed that relationship at the end of 2007. Currently, merchandise produced under this relationship includes furniture for the living room, bedroom, and dining room, that is sold at furniture and department stores nationwide, including certain Macy's stores.

KB Home /Martha Stewart Homes

In October 2005, we entered into an agreement with KB Home, Inc. to design and style all interior and exterior components for 655 new homes in Cary, North Carolina. In February 2006, we announced an expanded agreement with KB, pursuant to which we are collaborating with KB on new home communities throughout the United States. As part of the expanded agreement, we also offer a range of design options, featured exclusively in KB Studios nationwide. In December 2007, we amended the terms of our relationship in the initial contract, accepting a one-time payment in exchange for certain promotional obligations.

Select Licensed Emeril Lagasse Manufacturing Partnerships

We acquired certain licensing agreements in connection with our April 2008 acquisition of specific Emeril Lagasse assets. These licensing agreements are primarily associated with partnerships with various food and kitchen preparation manufacturers that produce products under the Emeril Lagasse brand.

Emerilware by All-Clad

Launched in August 2000, *Emerilware* by All-Clad consists of lines of high quality, gourmet cookware and barbeque tools available at department stores and specialty retail outlets across the United States as well as through the Home Shopping Network.

Emerilware by T-Fal

Launched in November 2006, *Emerilware* by T-FAL is a line of small kitchen appliances available at department stores and specialty retail outlets across the United States, as well as through the Home Shopping Network.

Emeril's Original with B&G Foods

In September 2000, Emeril Lagasse introduced with B&G Foods, *Emeril's Original*, a signature line of seasonings, salad dressings, basting sauces and marinades, mustards, salsas, pasta sauces, pepper sauces, spice rubs, cooking sprays and stocks is available at supermarkets and specialty markets across the United States, as well as through the Home Shopping Network.

Competition

The retail business is highly competitive and the principal competition for all of our merchandising lines consists of competitors in the mass-market and department stores in which our Merchandising segment products are sold, including Wal-Mart, Target, Kohl's, JCPenney, Bed Bath & Beyond, Home Depot, BJ's and Sam's Club as well as other products in the respective product categories. Competitive factors include numbers and locations of stores, brand awareness and price. We also compete with the Internet businesses of these stores and other websites that sell similar retail goods. Competition in our flower business includes other online sellers as well as traditional floral retailers. Please also look to our risk factors in Item 1A for further information on competitive pressures we face in our Merchandising segment.

Seasonality

Revenues from the Merchandising segment can vary significantly from quarter to quarter due to new product launches and the seasonality of many product lines. In addition, we historically recognize a substantial portion of the revenue resulting from the difference between the minimum royalty amount under the Kmart contract and royalties paid on actual sales in the fourth quarter of each year, when the amount can be determined.

INTERNET

In 2008, revenues from the Internet segment accounted for 5% of our total revenues. Our Internet segment was historically comprised of three businesses: online advertising sales at *marthastewart.com*, product sales of *Martha Stewart Flowers*, and digital photography product sales. In 2008, the sale of flowers and digital photography products transitioned to our Merchandising segment for management and reporting purposes. Flowers revenue accounted for 7% and 35% of segment revenues in 2008 and 2007, respectively. Revenue from digital photography products accounted for 4% of segment revenues in 2007 and was fully transitioned to the Merchandising segment in 2008.

In August 2004, we chose to discontinue *Martha By Mail* and its online product offerings, which historically had been included in the Internet segment. The last catalog was mailed in the fourth quarter of 2004, with all remaining inventory disposed of in early 2005.

marthastewart.com

The *marthastewart.com* website offers recipes and how-to content, integrated across the Martha Stewart brands in the following categories: food, entertaining, holidays, home and garden, crafts, weddings, pets and whole living. In 2007, we relaunched the site with a new, more user-friendly platform. The site relaunch and subsequent releases included the development of advanced search, community tools, and the creation of photo galleries and Martha Stewart's blog. Advertising is the primary source of revenue for our site.

Martha Stewart Flowers

Originally launched in 1999 as *marthasflowers.com*, the website *marthastewartflowers.com* continued to operate under the business model of providing fresh floral products shipped directly from farms to consumers. This business model enabled customers to ship floral gifts overnight, delivering Martha Stewart-inspired designs with superior freshness. In 2007, we chose to partner with 1-800-Flowers to create an exclusive co-branded floral, plant and gift-basket program beginning in 2008. This new, higher-margin licensing agreement provides an opportunity to participate in the same-day delivery of the fresh flowers market. *Martha Stewart Flowers*, under this agreement, is managed by and reported in the Merchandising segment as of the second quarter of 2008 as a licensed retail partnership.

WeddingWire

In the first quarter of 2008, we entered into a series of transactions with WeddingWire, a localized wedding platform that combines an online marketplace with planning tools and a social community. In exchange for a cash payment from the Company of $5.0 million, we acquired approximately 43% of the equity in WeddingWire. We also entered into a commercial agreement related to software and content licensing, and media sales. The addition of WeddingWire's planning tool set to our site expands our wedding's franchise and further builds our interactive community by adapting WeddingWire's technology for other digital content areas.

pingg

In the fourth quarter of 2008, we entered into an agreement with pingg, an online invitation and event management site. In exchange for a cash payment of $2.2 million, we acquired approximately 21% of the equity in pingg. We also entered into a commercial agreement related to software, design licensing and media sales. Some of the most popular searches on *marthastewart.com* relate to entertaining, including baby and bridal showers, birthday parties and graduation parties. Visitors to the pingg site can conveniently create online invitations for their events by incorporating the beautiful imagery and photography for which the Martha Stewart brand is known.

Competition

The online advertising sales business is highly competitive. Our website, *marthastewart.com,* competes with other how-to, food and lifestyle websites. Our challenge is to attract and retain users through an easy-to-use and content-relevant website. Competition for advertising rates is based on the number of unique users we attract each month, the demographic profile of that audience and the number of pages they view on our site. Please also look to our risk factors in Item 1A for further information on competitive pressures we face in our Internet segment.

Seasonality

Revenues from our Internet segment can vary significantly from quarter to quarter. Advertising revenue on *marthastewart.com* is tied to traffic among other key factors and is typically highest in the fourth quarter of the year due to higher consumer demand in our holiday content areas, and corresponding higher advertiser demand to reach our audience demographic with their marketing messages.

BROADCASTING

Our Broadcasting business segment accounted for 17% of our total revenues in 2008. The segment consists of operations relating to the production of television programming, the domestic and international distribution of our library of programming in existing and repurposed formats, revenue derived from the provision of talent services, and the operations of our satellite radio channel. We generally own the copyrights in the programs we produce for television and radio distribution.

In September 2005, we launched *The Martha Stewart Show* — a syndicated daily lifestyle series hosted by Martha Stewart — which generates the majority of the Broadcasting segment's revenue. Filmed in front of a studio audience, the show consists of several segments, each featuring inspiring ideas and new projects from one or several of our core content areas. NBC Universal Domestic Television Distribution distributes the program domestically. In 2008, we announced that a fifth season of *The Martha Stewart Show* is expected to begin in September 2009. Because seasons run twelve months beginning and ending in the middle of September, the 2008 results include a large portion of season 3 and the first 16 weeks of season 4, which is currently airing in syndication. The Broadcasting segment previously produced the *Living* show, which ceased airing in September 2004. Revenues for *The Martha Stewart Show* currently are mostly comprised of advertising, licensing and product placement.

In 2007, we announced several agreements with Scripps-owned networks including the primetime rebroadcast of *The Martha Stewart Show* on the Fine Living channel on a one-day delay from the initial syndicated broadcast. We also have a series, *Martha Stewart Crafts*, currently airing daily on the DIY channel, which is a "best of" compilation from the former *Living* show, featuring how-to crafting segments.

We began to offer, in October 2007, access to segments from our library of programming through an advertising-supported, free video-on-demand service. *Martha Stewart On Demand* is currently available to Comcast and Cox digital cable customers. We provide a total of 7.5 hours of content which is updated monthly with 50% refreshed content.

In 2008, the "Whatever Girls," a popular duo on the *Martha Stewart Living Radio* channel on SIRIUS Satellite Radio, debuted a new show called *Whatever Martha!* The program airs on the Fine Living cable channel and includes original commentary on classic clips of *Living*.

Everyday Food, a half-hour original series inspired by the magazine of the same name, airs weekly on PBS stations nationwide. Unlike revenues for *The Martha Stewart Show*, revenues for the *Everyday Food* series are provided by underwriters. In 2008, we added a spin-off companion show, *Everyday Baking from Everyday Food*, which also aired weekly on PBS stations and is currently still airing as repeats in 2009.

During 2008 we entered into an agreement with Discovery Talent Services LLC pursuant to which Emeril Lagasse provides talent services for the television series *Emeril Green* airing daily on Discovery's Planet Green network. Additionally, we acquired certain television agreements in connection with our April 2008 acquisition of specific Emeril Lagasse assets and entered into additional agreements related thereto. Pursuant to these agreements, we receive talent fees for Emeril Lagasse's services provided for the Television Food Network ("TVFN") series *Essence of Emeril* and license fees for the exploitation of the series *Emeril Live*, as well as fees for ongoing consulting services to TVFN.

In November 2005, we launched the *Martha Stewart Living Radio* channel on SIRIUS Satellite Radio. Our channel provides programming 24 hours a day, seven days a week. Under the terms of the four-year agreement, we receive a fixed revenue stream earned evenly over the life of the contract, with the potential for additional amounts based on certain subscriber and advertising based targets.

Competition

Broadcasting is a highly competitive business. Our television programs compete directly for viewers, distribution and/or advertising dollars with other lifestyle and how-to television programs, as well as with general programming on other television stations and all other competing forms of media. Overall competitive factors in this segment include programming content, quality and distribution as well as the demographic appeal of the programming. As in our other media, competition for television and radio advertising dollars is based primarily on advertising rates, audience size and demographic composition, viewer response to advertisers' products and services and effectiveness of the advertising sales staff. While the revenue from our radio business is contractually guaranteed, we compete for listeners with similarly themed programming on both satellite and terrestrial radio. Please also look to our risk factors in Item 1A for further information on competitive pressures we face in our Broadcasting segment.

INTELLECTUAL PROPERTY

We use multiple trademarks to distinguish our brands, including *Martha Stewart Living, Martha Stewart Everyday, Martha Stewart Collection, Everyday Food, Martha Stewart Weddings, marthastewart.com, Martha Stewart Flowers, Body + Soul, wholeliving.com, Emeril's* and *Bam!* These and numerous other trademarks are the subject of registrations and pending applications filed by us for use with a variety of products and other content, both domestically and internationally, and we continue to expand our worldwide usage and registration of related trademarks. We file copyrights regarding our proprietary designs and editorial content on a regular basis. We regard our rights in and to our trademarks and materials as valuable assets in the marketing of our products and vigorously seek to protect them against infringement and denigration by third parties. We own and license the rights to many of these marks pursuant to an agreement between us and Ms. Stewart, the description of which is incorporated by reference into Item 13 of this Annual Report on Form 10-K.

AVAILABLE INFORMATION

Our website can be found on the Internet at *www.marthastewart.com.* We have adopted a code of ethics applicable to our directors, officers (including our principal executive officer, principal financial and accounting officer and controller and persons performing similar functions) and employees, known as the Code of Business Conduct and Ethics. The Code of Business Conduct and Ethics is available on our website *www.marthastewart.com.* Our proxy statements, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and any amendments to these documents, as well as certain of our other filings with the Securities and Exchange Commission (the "SEC"), can be viewed and downloaded free of charge as soon as reasonably practicable after they have been filed with the SEC by accessing *marthastewart.com* and clicking on Investor Relations and SEC Filings. Please note that information on, or that can be accessed through, our website is not deemed "filed" with the SEC and is not to be incorporated by reference into any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Item 1A. *Risk Factors*

A wide range of factors could materially affect our performance. Like other companies, we are susceptible to macroeconomic downturns that may affect the general economic climate and our performance, the performance of those with whom we do business, and the appetite of consumers for products and publications. Similarly, the price of our stock is impacted by general equity market conditions, the relative attractiveness of our market sector, differences in results of operations from estimates and projections, and other factors beyond our control. In addition to the factors affecting specific business operations identified in connection with the description of these operations and the financial results of these operations elsewhere in this report, the following factors, among others, could adversely affect our operations:

Our success depends in part on the popularity of our brands and the reputation and popularity of Martha Stewart, our founder, and Emeril Lagasse. Any adverse reactions to publicity relating to Ms. Stewart or Mr. Lagasse, or the loss of either of their services, could adversely affect our revenues, results of operations and our ability to maintain or generate a consumer base.

While we believe there has been significant consumer acceptance for our products as stand-alone brands, the image, reputation, popularity and talent of Martha Stewart and Emeril Lagasse remain important factors.

Ms. Stewart's efforts, personality and leadership have been, and continue to be, critical to our success. While we have managed our business without her daily participation at times in the past, the repeated diminution or loss of her services due to disability, death or some other cause, or any repeated or sustained shifts in public or industry perceptions of her, could have a material adverse effect on our business.

In addition, we recently acquired the assets relating Emeril Lagasse's businesses other than his restaurants and foundation. The value of these assets is largely related to the ongoing popularity and participation of Mr. Lagasse in the activities related to exploiting these assets. The continued value of these assets would be materially adversely affected if Mr. Lagasse were to lose popularity with the public or be unable to participate in our business, forcing us potentially to write-down a significant amount of the value we paid for these assets.

The crisis in the financial markets and sustained weakening of the economy could significantly impact our business, financial condition, results of operations and cash flows, and could adversely affect the value of our intellectual property assets, hamper our ability to refinance our existing debt or raise additional funds.

The economy has been experiencing extreme disruption recently, including extreme volatility and declines in securities prices, severely diminished liquidity and a drastic reduction in credit availability. These events have lead to increased unemployment, declines in consumer confidence, discretionary income and spending, and extraordinary and unprecedented uncertainty and instability for many companies, across all industries. This economic downturn is adversely affecting consumer spending and could severely impact many of the companies with whom we do business. We cannot predict the health and viability of the companies with which we do business and upon which we depend for royalty revenues, advertising dollars and credit.

These economic conditions and market instability also make it increasingly difficult for us to forecast consumer and product demand trends and companies' willingness to spend money to advertise in our media properties. An extended period of reduced cash flows could increase our need for credit, at a time when such credit may not be available due to the recent developments in the financial markets. A reduction in cash flows also could also cause us to be in violation of certain debt covenants. We are not able to predict the likely duration and severity of the current disruption in the financial markets and the economic recession. If these economic conditions continue to worsen or persist for an extended period of time, it is likely that our results of operations and cash flows will be negatively impacted leading to deterioration in our financial condition.

In addition, we have significant goodwill and intangible assets recorded on our balance sheet. We have already incurred an impairment charge with respect to goodwill and certain intangible assets. We will continue to evaluate the recoverability of the carrying amount of our goodwill and intangible assets on an ongoing basis, and we may in the future incur additional, and possibly substantial, impairment charges, which would adversely affect our financial results. Impairment assessment inherently involves the exercise of judgment in determining assumptions about expected future cash flows and the impact of market conditions on those assumptions. Future events and changing market conditions may prove assumptions to be wrong with respect to prices, costs, holding periods or other factors. Although we believe the assumptions we have used in testing for impairment are reasonable, significant changes in any one or our assumptions could produce a significantly different result. Differing results may amplify impairment charges in the future.

These effects of the current financial crisis are difficult to forecast and mitigate. As a consequence, our operating results will be difficult to predict and prior results will not likely be indicative of results to be expected in future periods. Any of the foregoing effects could have a material adverse effect on our business, results of operations, and financial condition and could adversely affect our stock price.

Our Merchandising business and licensing programs may continue to suffer from downturns in the health and stability of the general economy and housing market, and their adverse impact on our consumers and business relationships.

Reduction in the availability of credit, a continued downturn in the housing market, and other negative economic developments, including increased unemployment and negative performance in the stock market in general, have occurred and may continue or become more pronounced in the future. Each of these developments has and could further limit consumers' discretionary spending or further affect their confidence. These and other adverse consumer trends have lead to reduced spending on general merchandise, homes and home improvement projects — categories in which we license our brands. Further, downturns in consumer spending adversely impact consumer sales overall, resulting in weaker revenues from our licensed products. These trends also may affect the viability and financial health of companies with which we conduct business. Continued slowdown in consumer spending, or going-concern problems for companies with which we do business could materially adversely impact our business, financial condition and prospects.

Our business is largely dependent on advertising revenues in our publications, online operations and broadcasts. The market for advertising has been adversely affected by the economic downturn. Our failure to attract or retain advertisers would have a material adverse effect on our business.

We depend on advertising revenue in our Publishing, Internet and Broadcasting businesses. We cannot control how much or where companies choose to advertise. We have seen a significant downturn in advertising dollars generally in the marketplace, and more competition for the reduced dollars, which has hurt our publications. As a result, fewer advertisers represent a greater proportion of our advertising revenue. We cannot assure how or whether this trend might correct. If advertisers continue to spend less money, or if they advertise elsewhere in lieu of our publications, broadcasts or website, our business and revenues will be materially adversely affected.

We face significant competition for advertising and consumer demand.

We face significant competition from a number of print and website publishers, some of which have greater financial and other resources than we have, which may enhance their ability to compete in the markets we serve. As advertising dollars have diminished, the competition for advertising dollars has intensified. Competition for advertising revenue in publications is primarily based on advertising rates, the nature and scope of readership, reader response to the promotions for advertisers' products and services and the effectiveness of sales teams. Other competitive factors in publishing include product positioning, editorial quality, circulation, price and customer service, which impact readership audience, circulation revenues and, ultimately, advertising revenues. Because some forms of media have relatively low barriers to entry, we anticipate that additional competitors, some of which have greater resources than we do, may enter these markets and intensify competition.

Acquiring or developing additional brands or businesses, and integrating acquired assets, poses inherent financial and other risks and challenges.

Last year, we acquired certain assets of Chef Emeril Lagasse. Failure to manage or integrate those assets, or exploit the Emeril brand, could adversely affect our results of operations and our ability to acquire other brands.

The process of consolidating and integrating acquired operations and assets takes a significant period of time, places a significant strain on resources and could prove to be more expensive and time consuming than we predicted. We may increase expenditures to accelerate the integration process with the goal of achieving longer-term cost savings and improved profitability. We also may be required to manage multiple relationships with third parties as we expand our product offerings and brand portfolio. These developments may increase expenses as we hire additional personnel to manage our growth. These investments require significant time commitments from our senior management and place a strain on their ability to manage our existing businesses.

Part of our strategic plan is to acquire other businesses. These transactions involve challenges and risks in negotiation, execution, valuation, and integration. Moreover, competition for certain types of acquisitions is significant, particularly in the field of interactive media. Even if successfully negotiated, closed, and integrated, certain acquisitions may not advance our business strategy and may fall short of expected return on investment targets.

Our Merchandising business has relied heavily on revenue from a single source, the loss of revenue from which has hurt and may continue to hurt our profitability.

For the twelve months ended January 31, 2009, the minimum guaranteed royalty payment from Kmart was $20.0 million, significantly less that the $65.0 million we received for the twelve months ended January 31, 2008. This drop in guarantees from Kmart is permanent, and our agreement with Kmart continues only through January 2010. We have not yet earned royalties from other sources in sufficient scope to recoup the loss in guaranteed payments from Kmart. While we continue to diversify our merchandise offerings in an effort to build up alternative royalty streams, we may not be able to earn, from sources other than Kmart, revenue in excess of the reduction of guarantees from our Kmart contract. This shortfall has adversely affected our operating results and business.

We are expanding our merchandising and licensing programs into new areas and products, the failure of any of which could diminish the perceived value of our brand, impair our ability to grow and adversely affect our prospects.

Our growth depends to a significant degree upon our ability to develop new or expand existing retail merchandising programs. We have entered into several new merchandising and licensing agreements in the past few years and have acquired new agreements through our acquisition of the Emeril Lagasse assets. Some of these agreements are exclusive and have a duration of many years. While we require that our licensees maintain the quality of our respective brands through specific contractual provisions, we cannot be certain that our licensees, or their manufacturers and distributors, will honor their contractual obligations or that they will not take other actions that will diminish the value of our brands. Furthermore, we cannot be certain that our licensees are not adversely impacted by general economic or market conditions, including decreased consumer spending and reduced availability of credit. If these companies experience financial hardship, they may be unwilling or unable to pay us royalties or continue selling our product, regardless of their contractual obligations.

There is also a risk that our extension into new business areas will meet with disapproval from consumers. We have limited experience in merchandising in some of these business areas. We cannot guarantee that these programs will be fully implemented, or if implemented, that they will be successful.

If the licensing or merchandising programs do not succeed, we may be prohibited from seeking different channels for our products due to the exclusive nature and multi-year terms of these agreements. Disputes with new or existing licensees may arise which could hinder our ability to grow or expand our product lines. Disputes also could prevent or delay our ability to collect the licensing revenue that we expect in connection with these products. If such developments occur or our merchandising programs are otherwise not successful, the value and recognition of our brands, as well as our business, financial condition and prospects, could be materially adversely affected.

If *The Martha Stewart Show* fails to maintain a sufficient audience, if adverse trends continue or develop in the television production business generally, or if Martha Stewart were to cease to be able to devote substantial time to our television business, that business would be adversely affected. We also anticipate deriving value from Mr. Lagasse's television shows, the popularity of which cannot be assured.

Our television production business is subject to a number of uncertainties. Our business and financial condition could be materially adversely affected by:

Failure of our television programming to maintain a sufficient audience

Television production is a speculative business because revenues derived from television depend primarily upon the continued acceptance of that programming by the public, which is difficult to predict. Public acceptance of particular programming depends upon, among other things, the quality of that programming, the strength of stations on which that programming is broadcast, promotion of that programming, the quality and acceptance of competing television programming and other sources of entertainment and information. *The Martha Stewart Show* television program has experienced a decline in ratings that reflects both the general decline in daytime broadcast television viewers discussed below, as well as the decision by some major market stations to shift the airing of the show. These developments have negatively impacted our television advertising revenues. If ratings for the show were to further decline, it would adversely affect the advertising revenues we derive from television and may result in the show being broadcast on fewer stations. A ratings decline further than we anticipate could also make it economically inefficient to continue production of the show in the daily one-hour format or otherwise. If production of the show were to cease, we would lose a significant marketing platform for us and our products, as well as cause us to write down our capitalized programming costs. The amount of any writedown would vary depending on a number of factors, including when production ceased and the extent to which we continued to generate revenues from the use of our existing program library.

We do not produce the television shows featuring Emeril Lagasse. Nonetheless, Emeril's failure to maintain or build popularity would result in the loss of a significant marketing platform for us and our products, as well as the loss of anticipated revenue and profits from his television shows.

Adverse trends in the television business generally

Television revenues may also be affected by a number of other factors, most of which are not within our control. These factors include a general decline in daytime broadcast television viewers, pricing pressure in the television advertising industry, strength of the stations on which our programming is broadcast, general economic conditions, increases in production costs, availability of other forms of entertainment and leisure time activities and other factors. Any or all of these factors may quickly change, and these changes cannot be predicted with certainty. There has been a reduction in advertising dollars generally available and more competition for the reduced dollars across more media platforms. While we currently benefit from our ability to sell advertising on our television programs, if adverse changes occur, we cannot be certain that we will continue to be able to sell this advertising or that our advertising rates can be maintained. Accordingly, if any of these adverse changes were to occur, the revenues we generate from television programming could decline.

We have placed emphasis on building an advertising-revenue-based website, dependent on high levels of consumer traffic and resulting page views. Failure to fulfill these undertakings would adversely affect our brand and business prospects.

Our growth depends to a significant degree upon the continued development and growth of our Internet business. We have had failures with direct commerce in the past, and only limited experience in building an advertising-revenue-based website. When initial results from the relaunch of the *marthastewart.com* site in the second quarter of 2007 were below expectations, we made changes to the site. We cannot be certain that those changes will enable us to sustain growth for our website in the long term. In addition, the competition for advertising dollars has intensified as the availability of advertising dollars has diminished. In order for our Internet business to succeed, we must, among other things:

- significantly increase our online traffic and advertising revenue;
- attract and retain a base of frequent visitors to our website;
- expand the content, products and tools we offer over our website;
- respond to competitive developments while maintaining a distinct brand identity;
- attract and retain talent for critical positions;
- maintain and form relationships with strategic partners to attract more consumers;
- continue to develop and upgrade our technologies; and
- bring new product features to market in a timely manner.

We cannot be certain that we will be successful in achieving these and other necessary objectives or that our Internet business will be profitable. If we are not successful in achieving these objectives, our business, financial condition and prospects could be materially adversely affected.

If we are unable to predict, respond to and influence trends in what the public finds appealing, our business will be adversely affected.

Our continued success depends on our ability to provide creative, useful and attractive ideas, information, concepts, programming, content and products, which strongly appeal to a large number of consumers. In order to accomplish this, we must be able to respond quickly and effectively to changes in consumer tastes for ideas, information, concepts, programming, content and products. The strength of our brands and our business units depends in part on our ability to influence tastes through broadcasting, publishing, merchandising and the Internet. We cannot be sure that our new ideas and content will have the appeal and garner the acceptance that they have in the past, or that we will be able to respond quickly to changes in the tastes of homemakers and other consumers. In addition, we cannot be sure that our existing ideas and content will continue to appeal to the public.

New product launches may reduce our earnings or generate losses.

Our future success will depend in part on our ability to continue offering new products and services that successfully gain market acceptance by addressing the needs of our current and future customers. Our efforts to introduce new products or integrate acquired products may not be successful or profitable. The process of internally researching and developing, launching, gaining acceptance and establishing profitability for a new product, or assimilating and marketing an acquired product, is both risky and costly. New products generally incur initial operating losses. Costs related to the development of new products and services are generally expensed as incurred and, accordingly, our profitability from year to year may be adversely affected by the number and timing of new product launches. For example, we had a cumulative loss of $15.7 million in connection with *Blueprint*, which we ceased publishing. Other businesses and brands that we may develop also may prove not to be successful.

Our principal Publishing vendors are consolidating and this may adversely affect our business and operations.

We rely on certain principal vendors in our Publishing business, and their ability or willingness to sell goods and services to us at favorable prices and other terms. Many factors outside our control may harm these relationships and the ability and willingness of these vendors to sell these goods and services to us on such terms. Our principal vendors include paper suppliers, printers, subscription fulfillment houses and national newsstand wholesalers, distributors and retailers. Each of these industries in recent years has experienced consolidation among its principal participants. Further consolidation may result in all or any of the following, which could adversely affect our results of operations:

- decreased competition, which may lead to increased prices;
- interruptions and delays in services provided by such vendors; and
- greater dependence on certain vendors.

We may be adversely affected by fluctuations in paper and postage costs.

In our Publishing business, our principal raw material is paper. Paper prices have fluctuated over the past several years. We generally purchase paper from major paper suppliers who adjust the price periodically. We have not entered, and do not currently plan to enter, into long-term forward price or option contracts for paper. Accordingly, significant increases in paper prices could adversely affect our future results of operations.

Postage for magazine distribution is also one of our significant expenses. We primarily use the U.S. Postal Service to distribute magazine subscriptions. In recent years, postage rates have increased, and a significant increase in postage prices could adversely affect our future results of operations. We may not be able to recover, in whole or in part, paper or postage cost increases.

We may face increased costs for distribution of our magazines to newsstands and bookstores.

Distribution of magazines to newsstands and bookstores is conducted primarily through companies, known as wholesalers. Wholesalers have in the past advised us that they intended to increase the price of their services. We have not experienced any material increase to date, however some wholesalers have experienced credit and on-going concern risks. It is possible that other wholesalers likewise may seek to increase the price of their services or face business interruption. An increase in the price of our wholesalers' services could have a material adverse effect on our results of operations. The need to change wholesalers could cause a disruption or delay in deliveries, which could adversely impact our results of operations.

We may be adversely affected by a continued weakening of newsstand sales.

The magazine industry has seen a weakening of newsstand sales during the past few years. A continuation of this decline could adversely affect our financial condition and results of operations by reducing our circulation revenue and causing us to either incur higher circulation expense to maintain our rate bases, or to reduce our rate bases which could negatively impact our revenue.

Our websites and networks may be vulnerable to unauthorized persons accessing our systems, which could disrupt our operations and result in the theft of our and our users' proprietary or personal information.

Our Internet activities involve the storage and transmission of proprietary information and personal information of our users. We endeavor to protect our proprietary information and personal information of our users from third party access. However, it is possible that unauthorized persons may be able to circumvent our protections and misappropriate proprietary or personal information or cause interruptions or malfunctions in our Internet operations. We may be required to expend significant capital and other resources to protect against or remedy any such security breaches. Accordingly, security breaches could expose us to a risk of loss, or litigation and possible liability. Our security measures and contractual provisions attempting to limit our liability in these areas may not be successful or enforceable.

Martha Stewart controls our company through her stock ownership, enabling her to elect who sits on our board of directors, and potentially to block matters requiring stockholder approval, including any potential changes of control.

Ms. Stewart controls all of our outstanding shares of Class B common stock, representing over 90% of our voting power. The Class B common stock has ten votes per share, while Class A common stock, which is the stock available to the public, has one vote per share. Because of this dual-class structure, Ms. Stewart has a disproportionately influential vote. As a result, Ms. Stewart has the ability to control unilaterally the outcome of all matters requiring stockholder approval, including the election and removal of our entire board of directors and any merger, consolidation or sale of all or substantially all of our assets, and the ability to control our management and affairs. While her 2006 settlement with the SEC bars Ms. Stewart for the five-year period ending in August 2011 from serving at the Company as a director, or as an officer with financial responsibilities, her concentrated control could, among other things, discourage others from initiating any potential merger, takeover or other change of control transaction that may otherwise be beneficial to our businesses and stockholders.

Our intellectual property may be infringed upon or others may accuse us of infringing on their intellectual property, either of which could adversely affect our business and result in costly litigation.

Our business is highly dependent upon our creativity and resulting intellectual property. We are also susceptible to others imitating our products and infringing our intellectual property rights. We may not be able to successfully protect our intellectual property rights, upon which we depend. In addition, the laws of many foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States. Imitation of our products or infringement of our intellectual property rights could diminish the value of our brands or otherwise adversely affect our revenues. If we are alleged to have infringed the intellectual property rights of another party, any resulting litigation could be costly, affecting our finances and our reputation. Litigation also diverts the time and resources of management, regardless of the merits of the claim. There can be no assurance that we would prevail in any litigation relating to our intellectual property. If we were to lose such a case, and be required to cease the sale of certain products or the use of certain technology or were forced to pay monetary damages, the results could adversely affect our financial condition and our results of operations.

A loss of the services of other key personnel could have a material adverse effect on our business.

Our continued success depends to a large degree upon our ability to attract and retain key management executives, as well as upon a number of key members of our creative staff. The loss of some of our senior executives or key members of our creative staff, or an inability to attract or retain other key individuals, could materially adversely affect us.

We operate in four highly competitive businesses: Publishing, Merchandising, Internet and Broadcasting each of which subjects us to competitive pressures and other uncertainties.

We face intense competitive pressures and uncertainties in each of our four businesses: Publishing, Merchandising, Internet and Broadcasting. Please see "Business — Publishing — Competition," "Business — Merchandising — Competition," "Business — Internet — Competition" and "Business — Broadcasting — Competition" in this Annual Report o Form 10-K for a description of competitive risks and uncertainties in the applicable segment.

Item 1B. *Unresolved Staff Comments.*

None.

Item 2. *Properties.*

Information concerning the location, use and approximate square footage of our principal facilities as of December 31, 2008, all of which are leased, is set forth below:

Location	Use	Approximate Area in Square Feet
601 West 26th Street New York, NY	Product design facilities, photography studio, Merchandising and Internet offices, test kitchens, and prop storage	206,614
11 West 42nd Street New York, NY	Principal executive and administrative offices; publishing offices; and sales offices	92,649
226 West 26th Street New York, NY	Executive and administrative office for television production	22,050
221 West 26th Street New York, NY	Television production facilities	25,800
42 Pleasant Street Watertown, MA	Publishing office for Body & Soul Group	7,860
Satellite Sales Offices in MI, IL & CA	Advertising sales offices	8,359

The leases for these offices and facilities expire between January 2010 and January 2018, and some of these leases are subject to our renewal. We anticipate consolidating certain of our offices by relocating our principal executive and administrative offices as well as our publishing offices at 11 West 42nd Street to 601 West 26th Street in 2009. To that end, we entered into a sublease agreement in 2008 for a portion of our office space at 11 West 42nd Street and we expect to vacate that portion during 2009.

We also have an intangible asset agreement for various properties owned by Martha Stewart for our editorial, creative and product development processes. These living laboratories allow us to experiment with new designs and new products, such as garden layouts, help generate ideas for new content available to all of our media outlets and serve as locations for photo spreads and television segments. The description of this intangible asset agreement is incorporated by reference into Item 13 and disclosed in the related party transaction disclosure in Note 11 in Notes to Consolidated Financial Statements of this Annual Report on Form 10-K.

We believe that our existing facilities are well maintained and in good operating condition.

Item 3. *Legal Proceedings*

In April 2008, a complaint was filed against the Company and 23 other defendants in the United States District Court for the Eastern District of Texas, captioned *Datatern, Inc. v. Bank of America Corp. et al.* (No. 5-08CV-70). The complaint alleges that each defendant is directly or indirectly infringing a United States patent (No. 5,937,402) putatively owned by plaintiff, through alleged use on websites of object oriented source code to employ objects that are populated from a relational database, and seeks injunctive relief and money damages. We recently executed a settlement agreement for an immaterial amount and expect the court to dismiss the action against us in the very near future.

The Company is party to other legal proceedings in the ordinary course of business, including product liability claims for which we are indemnified by our licensees. None of these proceedings is deemed material.

Item 4. *Submission of Matters to a Vote of Security Holders.*

No matters were submitted to a vote of our security holders during the fourth quarter of our fiscal year ended December 31, 2008.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

Market for the Common Stock

Our Class A Common Stock is listed and traded on The New York Stock Exchange. Our Class B Common Stock is not listed or traded on any exchange, but is convertible into Class A Common Stock at the option of its owner on a share-for-share basis. The following table sets forth the high and low sales price of our Class A Common Stock as reported by the NYSE for each of the periods listed.

	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
High Sales Price	$22.50	$19.50	$17.27	$13.96	$9.43	$9.49	$9.99	$8.70
Low Sales Price	$16.70	$16.65	$10.80	$ 8.75	$5.22	$7.13	$5.63	$2.51

As of March 9, 2009, there were 8,473 record holders of our Class A Common Stock and one record holder of our Class B Common Stock. We believe that there is a significantly greater number of beneficial owners of our Class A Common Stock than the number of record holders since many shares are held by nominees.

Dividends

We do not pay regular quarterly dividends. However, in late July 2006, our Board of Directors declared a one-time special dividend of $0.50 per share on all the shares of Class A Common Stock and Class B Common Stock outstanding on August 31, 2006, an aggregate amount of $26.9 million.

Our $30 million loan agreement with Bank of America contains certain covenants that limit our ability to pay dividends to an amount (combined with repurchases) no greater than $30 million during the term of the loan agreement, provided no event of default exists or would result and we would be in pro forma compliance with our financial covenants. See Note 8 in the Notes to the Consolidated Financial Statements in this Annual Report on Form 10-K.

Recent Sales of Unregistered Securities and Use of Proceeds

None.

Issuer Purchases of Equity Securities

The following table provides information about our purchases of our Class A Common Stock during each month of the quarter ended December 31, 2008:

Period[1]	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased under the Plans or Programs
October 2008	1,806	$6.04	Not applicable	Not applicable
November 2008	3,665	$3.63	Not applicable	Not applicable
December 2008	9,421	$3.02	Not applicable	Not applicable
Total for the quarter ended December 31, 2008	14,892	$3.99		

(1) Represents shares withheld by, or delivered to us pursuant to provisions in agreements with recipients of restricted stock granted under our stock incentive plans allowing us to withhold, or the recipient to deliver to us, the number of shares having the fair value equal to tax withholding due.

Notwithstanding anything to the contrary set forth in any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate Securities and Exchange Commission filings, in whole or in part, the following performance graph shall not be deemed to be incorporated by reference into any such filings.

PERFORMANCE GRAPH

The following graph compares the performance of our Class A Common Stock with that of the Standard & Poor's 500 Stock Index ("S&P Composite Index") and the stocks included in the Media General Financial Services database under the Standard Industry Code 2721 (Publishing-Periodicals) (the "Publishing Index"*) during the period commencing on December 31, 2003 and ending on December 31, 2008. The graph assumes that $100 was invested in each of our Class A Common Stock, the S&P Composite Index and the Publishing Index at the beginning of the relevant period, is calculated as of the end of each calendar month and assumes reinvestment of dividends. The performance shown in the graph represents past performance and should not be considered an indication of future performance.


COMPARE CUMULATIVE TOTAL RETURN
AMONG MARTHA STEWART LIVING OMNIMEDIA, INC.,
S&P COMPOSITE INDEX AND SIC CODE INDEX
DOLLARS
350
300
250
200
150
100
50
0
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
MARTHA STEWART LIVING OMNIMEDIA, INC.
SIC CODE INDEX
S&P COMPOSITE INDEX

* The Publishing Index consists of companies that are primarily publishers of periodicals, although many also conduct other businesses, including owning and operating television stations and cable networks, and is weighted according to market capitalization of the companies in the index. The hypothetical investment assumes investment in a portfolio of equity securities that mirror the composition of the Publishing Index.

Item 6. *Selected Financial Data.*

SELECTED FINANCIAL DATA
Years ended December 31,
(in thousands except per share data)

	2008	2007	2006	2005	2004
INCOME STATEMENT DATA					
REVENUES					
Publishing	$163,540	$183,727	$156,559	$125,765	$ 95,960
Merchandising	57,866	84,711	69,504	58,819	53,386
Internet	15,576	19,189	15,775	11,258	27,512
Broadcasting	47,328	40,263	46,503	16,591	10,580
Total revenues	284,310	327,890	288,341	212,433	187,438
Operating income (loss)	(10,857)	7,714	(2,833)	(78,311)	(60,004)
Income (loss) from continuing operations	(10,857)	10,289	(16,250)	(75,295)	(59,073)
Loss from discontinued operations	-	-	(745)	(494)	(526)
Net income (loss)	$ (15,665)	$ 10,289	$ (16,995)	$ (75,789)	$ (59,599)
PER SHARE DATA					
Earnings/(loss) per share:					
Basic and diluted – Income (loss) from continuing operations	$ (0.29)	$ 0.20	$ (0.32)	$ (1.48)	$ (1.19)
Basic and diluted – Loss from discontinued operations	-	-	(0.01)	(0.01)	(0.01)
Basic and diluted – Net income (loss)	$ (0.29)	$ 0.20	$ (0.33)	$ (1.49)	$ (1.20)
Weighted average common shares outstanding:					
Basic	53,360	52,449	51,312	50,991	49,712
Diluted	53,360	52,696	51,312	50,991	49,712
Dividends per common share	$ -	$ -	$ 0.50	$ -	$ -
FINANCIAL POSITION					
Cash and cash equivalents	$ 50,204	$ 30,536	$ 28,528	$ 20,249	$104,647
Short-term investments	9,915	26,745	35,321	83,788	35,309
Total assets	261,285	255,267	228,047	253,828	264,678
Long-term obligations	19,500	-	-	-	-
Shareholders' equity	150,995	155,529	130,957	160,631	187,628
OTHER FINANCIAL DATA					
Cash flow provided by (used in) operating activities	$ 41,570	$ 11,735	$ (5,711)	$ (30,349)	$ (22,226)
Cash flow provided by (used in) investing activities	(38,856)	(6,606)	40,125	(58,300)	(39,756)
Cash flow provided by (used in) financing activities	16,954	(3,121)	(26,135)	4,251	1,063

NOTES TO SELECTED FINANCIAL DATA

Earnings from continuing operations

2008 results include a $34.1 million reduction in the contractual minimum guarantee from Kmart in the Merchandising segment, as well as a $9.3 million non-cash goodwill impairment charge recorded in the Publishing segment.

2007 results include non-cash equity compensation expense of $6.0 million due to the vesting of the final warrant granted to Mark Burnett in connection with the production of *The Martha Stewart Show.*

2006 results include a one-time newsstand expense reduction adjustment of $3.2 million related to the settlement of certain newsstand-related fees recorded in our Publishing segment, a favorable dispute resolution with a former merchandising licensee of $2.5 million in income, royalty income of $2.8 million related to the successful termination of a home video distribution agreement recorded in our Broadcasting segment, non-cash equity compensation expense of $2.3 million resulting from the vesting of shares covered by a warrant granted to Mark Burnett in connection with his participation in *The Martha Stewart Show* and a one-time litigation reserve of $17.1 million in connection with the *In re Martha Stewart Living Omnimedia Securities Litigation* matter, which included incurred and anticipated professional fees, net of insurance reimbursement.

2005 results include non-cash equity compensation charges of $31.8 million resulting from the vesting of shares covered by a warrant granted to Mark Burnett in connection with his participation in *The Martha Stewart Show.*

2004 results include royalty revenue of $1.6 million related to the dissolution of a merchandising licensing agreement. The results also include a non-cash equity compensation charge of $3.9 million resulting from the modification of the terms of certain previously granted employee stock options related to the retirement of our previous Chief Executive Officer.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

EXECUTIVE SUMMARY

We are an integrated media and merchandising company providing consumers with inspiring lifestyle content and well-designed, high-quality products. Our Company is organized into four business segments with Publishing, Internet and Broadcasting representing our media segments that are complemented by our Merchandising segment. In 2008, total revenues decreased approximately 13% due primarily to the reduction of our contractual minimum guarantee from Kmart. Also impacting 2008 were lower advertising and circulation revenues in the Publishing segment as well as prior year revenues from *Blueprint*, a publication that we discontinued at the end of 2007. These declines were partially offset by revenues from the Emeril Lagasse assets acquired in 2008 which contributed to both the Broadcasting and Merchandising segments and from the addition of new Merchandising initiatives in 2008.

Our operating costs and expenses were lower in 2008 primarily from savings in our Publishing segment which had lower selling and promotion expenses as well as lower production, distribution and editorial costs. Partially offsetting the Publishing and other Company-wide cost savings was a non-cash impairment charge in the fourth quarter of 2008 related primarily to the goodwill associated with our 2004 acquisition of the *Body + Soul* publication group. This charge was the result of our annual impairment testing in connection with the preparation of this Annual Report on Form 10-K. Also offsetting 2008 cost savings was a charge to the Corporate segment in the third quarter of 2008 related to severance and other one-time costs. Excluding severance charges in 2008, compensation costs were lower across all segments due to the reduction of our annual bonus pool and lower headcount.

We ended the year with approximately $60 million in cash, cash equivalents and short-term investments. Our overall liquidity increased approximately $3 million from December 31, 2007. The increase to our liquidity was due to the satisfaction of our 2007 year-end receivable due from Kmart and the net proceeds of our term loan with Bank of America. Partially offsetting the increase to cash was the cash payment related to the Emeril Lagasse acquisition as well as the payment of 2007 bonuses and our investments in WeddingWire and pingg.

Media.

In 2008, revenues from our media platforms declined approximately 7% largely due to decreased advertising revenues in our Publishing segment as the result of fewer ad pages and the absence of *Blueprint*. The declines in Publishing were partially offset by the contributions of the Emeril Lagasse assets to our Broadcasting segment and advertising gains in the Internet segment. Based on our current outlook, we expect to experience continued declines in Publishing segment advertising revenues for the first quarter of 2009.

Publishing. Publishing is our largest business segment, accounting for 58% of our total revenues in 2008. The segment consists of operations related to magazines and books. Publishing is driven primarily by magazines, including *Martha Stewart Living*, *Martha Stewart Weddings*, *Everyday Food*, and *Body + Soul*; these are supplemented by special interest publications.

Publishing derives its revenues primarily from advertising, which accounted for 58% of 2008 Publishing segment revenues; magazine subscription and newsstand sales, along with royalties from our book business account for most of the balance of segment revenue. In 2008, advertising revenues declined due to a decrease in pages, partially offset by higher rates per page driven in part by a higher circulation rate base. Total revenues also declined due to the elimination of *Blueprint* and lower circulation revenue from decreased subscription revenue per copy and continued newsstand softness. The decline in revenues was partially offset by cost savings from the closure of *Blueprint*, as well as decreases in circulation, marketing, advertising, production and editorial expenses. The Publishing segment results also include the fourth quarter 2008 non-cash impairment charge related to *Body + Soul*. As we entered the first quarter of 2009, print advertising revenue is expected to be approximately 30% lower than in the first quarter of 2008.

Internet. Our Internet segment was historically comprised of three businesses: online advertising sales at *marthastewart.com*, product sales of *Martha Stewart Flowers*, and digital photography product sales. In 2008, the sale of flowers and digital products transitioned to our Merchandising segment for management and reporting purposes. Flowers revenue accounted for 7% and 35% of segment revenues in 2008 and 2007, respectively. Revenue from digital photography products accounted for 4% of segment revenues in 2007 and was fully transitioned to the Merchandising segment in 2008.

In 2008, revenues from the Internet segment accounted for 5% of our total revenues. Online advertising has become the biggest driver of revenues for the segment, accounting for 11% of total advertising revenues in 2008. We continued to experience growth throughout the year from our online audience with our page views increasing, on average, about 40% from the prior year and advertising revenue increasing 23% for the year. Expenses related to *marthastewart.com* are driven primarily by staffing and technology costs.

Broadcasting. The Broadcasting segment contributed 17% of our total revenues in 2008. The segment consists primarily of operations related to the production of television and satellite radio programming, as well as television revenues from Chef Emeril Lagasse's programs. Television programming is comprised of a daily syndicated broadcast show, *The Martha Stewart Show*, and *Everyday Food*, which airs on PBS. In 2008, we added *Everyday Baking from Everyday Food*, also airing on PBS. Satellite radio programming encompasses the *Martha Stewart Living Radio* channel on SIRIUS Satellite Radio. The Broadcasting segment now also includes a new original series on Planet Green featuring Emeril Lagasse, as well as the *Essence of Emeril* on the Food Network and the rebroadcast of *Emeril Live!* on the Fine Living Network. The Emeril shows derive high-margin revenues from both talent and licensing fees with primarily compensation costs associated with those revenues.

Broadcasting is driven primarily by *The Martha Stewart Show*. Revenues from the show comprised 63% of segment revenues in 2008 and were generated primarily from advertising. For the current season of *The Martha Stewart Show* (season 4), nearly all advertising is sold-out. Ongoing efforts to distribute season 5 of *The Martha Stewart Show* have resulted in a national clearance of approximately 75% to date. In past seasons (seasons 1 and 2), revenues included licensing fees. Additional revenues are derived from product placement along with revenues from cable replay (seasons 1 and 3 only) and international distribution. While the daily show operates at a loss, it currently serves as a key promotional platform for us to launch new merchandising initiatives and market our magazines, providing powerful brand exposure that increases demand for our content and products while minimizing our advertising expenditures.

Revenues from *Everyday Food* and *Everyday Baking* are provided by underwriters. Programming developed from the library generates revenues primarily from licensing agreements with cable networks.

Merchandising.

Through our Merchandising segment, we license our trademarks and designs for a variety of products sold at multiple price points through a variety of distribution channels. In 2008, Merchandising represented 20% of our total revenues. It is a high-margin business comprised of licensing agreements that require us to maintain no inventory and to incur no meaningful expenses other than employee compensation.

While Kmart represented about 43% of the segment revenues in 2008, we expect to continue to generate revenues from a more diverse mix of business partners. This diversification effort included our initiatives with Macy's for our line of *Martha Stewart Collection* products; EK Success for a line of broadly-distributed crafts products, including the expansion of our crafts line into Wal-Mart; 1-800-Flowers.com for a co-branded floral, plant and gift basket program; and KB Home for Martha Stewart-inspired homes and neighborhoods in communities throughout the country. Additional licensing agreements currently in place relate to paint (Lowe's), furniture (Bernhardt), rugs (Safavieh), lighting (Generation Brands) and carpet tiles (FLOR), among others.

In 2008, the Merchandising segment benefited from the acquisition of certain assets of Emeril Lagasse's business, as well as new business initiatives signed during the year with Crest and Turbo Chef, and our agreement with Macy's for our *Martha Stewart Collection* products, our partnership with 1-800-Flowers.com for our flowers program and the expansion of our crafts line with EK Success into Wal-Mart.

However, these initiatives and contributions were more than offset by the decrease in our Kmart minimum guarantees leading to lower total Merchandising revenues and decreased operating income in 2008 as compared to 2007. Our multi-year agreement with Kmart includes royalty payments based on sales, as well as minimum guarantees. The minimum guarantees have exceeded actual royalties earned from retail sales from 2003 through 2008 primarily due to store closings and historic lower same-store sales trends. For the contract years ending January 31, 2009 and 2010, the minimum guarantees will be substantially lower than prior years. The following are the minimum guaranteed royalty payments (in millions) over the term of the agreement for the respective years ending on the indicated dates:

	1/31/02	1/31/03	1/31/04	1/31/05	1/31/06	1/31/07	1/31/08	1/31/09	1/31/10
Minimum Royalty Amounts	$15.3	$40.4	$47.5	$49.0	$54.0	$59.0	$65.0	$20.0	$15.0*

* For the contract year ending January 31, 2010 the minimum royalty amount is the greater of $15 million or 50% of the earned royalty for the year ending January 31, 2009.

For the contract year ended January 31, 2009, our earned royalty based on actual retail sales at Kmart was $17.9 million. Furthermore, $10.0 million of royalties previously paid have been deferred and were subject to recoupment in the period ending January 31, 2009. No royalties were recouped in 2008 for the contract year ended January 31, 2009. The $10.0 million of deferred royalties remain subject to recoupment for the period ending January 31, 2010.

RESULTS OF OPERATIONS

Comparison for the Year Ended December 31, 2008 to the Year Ended December 31, 2007.

PUBLISHING SEGMENT

(in thousands)	2008	2007	Variance
Publishing Segment Revenues			
Advertising	$ 94,871	$ 106,691	$ (11,820)
Circulation	62,634	71,707	(9,073)
Books	4,676	3,373	1,303
Other	1,359	1,956	(597)
Total Publishing Segment Revenues	163,540	183,727	(20,187)
Publishing Segment Operating Costs and Expenses			
Production, distribution and editorial	86,018	93,312	7,294
Selling and promotion	55,419	72,655	17,236
General and administrative	5,951	5,034	(917)
Depreciation and amortization	379	1,188	809
Impairment on assets	9,349	—	(9,349)
Total Publishing Segment Operating Costs and Expenses	157,116	172,189	15,073
Publishing Segment Operating Income	$ 6,424	$ 11,538	$ (5,114)

Publishing revenues decreased 11% for the year ended December 31, 2008 from the prior year. Advertising revenue decreased $11.8 million due to the decrease in pages in *Martha Stewart Living*, *Everyday Food* and *Martha Stewart Weddings*, as well as the inclusion in 2007 of revenue from *Blueprint*, a publication that we discontinued at the end of 2007. The decrease in advertising pages was partially offset by slightly higher advertising rates across all titles, as well as two extra issues of *Body + Soul*. Circulation revenue decreased $9.1 million due to lower newsstand unit volume, lower subscription rate per copy and higher agency commissions in 2008 for *Martha Stewart Living* and *Everyday Food*. Circulation revenue was negatively impacted by the 2007 contribution of *Blueprint*. These decreases were partially offset by higher volume of subscription sales for *Martha Stewart Living*, *Body + Soul* and *Everyday Food* as well as the positive impact of the frequency increase in *Body + Soul*. Revenue related to our books business increased $1.3 million primarily due to the timing of delivery and acceptance of manuscripts related to our multi-book agreement with Clarkson Potter/Publishers. Other revenue decreased due to lower ancillary sales of products related to *Body + Soul*.

Magazine Publication Schedule Year ended December 31,	2008	2007
Martha Stewart Living	12 Issues	12 Issues
Martha Stewart Weddings (a)	5 Issues	5 Issues
Everyday Food	10 Issues	10 Issues
Body + Soul(b)	10 Issues	8 Issues
Special Interest Publications	8 Issues	9 Issues
Blueprint (c)	N/A	6 Issues

(a) In 2008 and 2007, we published one special *Martha Stewart Weddings* issue.

(b) Frequency switched to 10 issues a year in 2008

(c) Launched in May 2006 and discontinued after the January/February 2008 issue which was accounted for in the year ended December 31, 2007.

Production, distribution and editorial expenses decreased $7.3 million in 2008, primarily due to savings related to the discontinuation of *Blueprint* as well as lower volume of pages and lower art and editorial staff costs, partially offset by higher print order of *Body + Soul* and higher paper and postage costs. Selling and promotion expenses decreased $17.2 million due to the absence of costs of *Blueprint*, lower circulation marketing costs, lower fulfillment rates associated with *Martha Stewart Living* and *Everyday Food* and lower advertising staff and marketing program costs. Prior year selling and promotion expenses also included non-recurring employee-related separation charges. General and administrative expenses increased $0.8 million primarily due to higher allocation of facilities and administrative costs as well as slightly higher compensation costs. In the fourth quarter of 2008, we recorded a non-cash impairment charge related primarily to the goodwill associated with our 2004 acquisition of the *Body + Soul* publication group. This charge was the result of our annual impairment testing in connection with the preparation of this Annual Report on Form 10-K. Depreciation and amortization expenses decreased due to a change in allocation policy.

MERCHANDISING SEGMENT

(in thousands)	2008	2007	Variance
Merchandising Segment Revenues			
Kmart earned royalty	$ 18,772	$ 25,190	(6,418)
Kmart minimum guarantee true-up	4,978	39,102	(34,124)
Other	34,116	20,419	13,697
Total Merchandising Segment Revenues	57,866	84,711	(26,845)
Merchandising Segment Operating Costs and Expenses			
Production, distribution and editorial	10,409	13,418	3,009
Selling and promotion	6,529	6,475	(54)
General and administrative	7,980	7,214	(766)
Depreciation and amortization	90	375	285
Total Merchandising Segment Operating Costs and Expenses	25,008	27,482	2,474
Merchandising Segment Operating Income	$ 32,858	$ 57,229	$ (24,371)

Merchandising revenues decreased 32% for the year ended December 31, 2008 from the prior year. The decrease in segment revenues was due primarily to the reduction of our contractual minimum guarantee from Kmart. Actual retail sales of our products at Kmart declined 25% on a comparable store and total store basis. The pro-rata portion of revenues related to the contractual minimum amounts covering the specified periods, net of amounts subject to recoupment, is listed separately above. Other revenues increased primarily due to contributions from Emeril Lagasse's brand and our annualized agreement with Macy's for our *Martha Stewart Collection* products. The increase in other revenues was also due to our partnership with 1-800-Flowers.com for our newly-launched flowers program and from the expansion of our crafts line with EK Success into Wal-Mart. The increases from these new initiatives were partially offset by the inclusion in 2007 of revenues from an endorsement and promotional agreement with U.S. affiliates of SVP Worldwide, makers of *Singer, Husqvarna Viking* and *Pfaff* sewing machines, with no comparable revenue in 2008.

Production, distribution and editorial expenses decreased $3.0 million primarily due to lower compensation costs. General and administrative costs increased $0.8 million reflecting the additional Merchandising segment expenses of our Emeril Lagasse brand, as well as higher allocated facilities costs.

INTERNET SEGMENT

(in thousands)	2008	2007	Variance
Internet Segment Revenues			
Advertising and other	$ 14,472	$ 11,779	$ 2,693
Product	1,104	7,410	(6,306)
Total Internet Segment Revenues	15,576	19,189	(3,613)
Internet Segment Operating Costs and Expenses			
Production, distribution and editorial	8,984	14,092	5,108
Selling and promotion	6,164	6,023	(141)
General and administrative	3,487	3,969	482
Depreciation and amortization	1,737	1,242	(495)
Total Internet Segment Operating Costs and Expenses	20,372	25,326	4,954
Internet Segment Operating Loss	$ (4,796)	$ (6,137)	$ 1,341

Internet revenues decreased 19% for the year ended December 31, 2008 from the prior year. Advertising revenue increased $2.7 million due to an increase in page views and sold advertising volume. Product revenue decreased $6.3 million due to the transition of our flowers program from *Martha Stewart Flowers,* which generated sales through Valentine's Day 2008, to our new, co-branded agreement with 1-800-Flowers.com which began generating revenue in the second quarter of 2008 and reported in the Merchandising segment.

Production, distribution and editorial expenses decreased $5.1 million in 2008 from the prior year due primarily to the transition of our flowers business, which eliminated inventory and shipping expenses, and due to the prior year use of freelancers and consultants as well as technology costs related to the 2007 re-design of *marthastewart.com*. These savings were partially offset by an increase in headcount and related compensation costs. All costs related to 1-800-Flowers.com are reported in the Merchandising segment. General and administrative expenses decreased $0.5 million due to the transition of our flowers business as described above. Depreciation and amortization expenses increased $0.5 million primarily due to the 2007 launch of the redesigned website and the related depreciation costs.

BROADCASTING SEGMENT

(in thousands)	2008	2007	Variance
Broadcasting Segment Revenues			
Advertising	$ 26,666	$ 21,078	5,588
Radio	7,500	7,500	—
Licensing and other	13,162	11,685	1,477
Total Broadcasting Segment Revenues	47,328	40,263	7,065
Broadcasting Segment Operating Costs and Expenses			
Production, distribution and editorial	31,291	34,099	2,808
Selling and promotion	3,392	4,026	634
General and administrative	7,287	7,456	169
Depreciation and amortization	2,578	2,201	(377)
Total Broadcasting Segment Operating Costs and Expenses	44,548	47,782	3,234
Broadcasting Segment Operating Income / (Loss)	$ 2,780	$ (7,519)	$ 10,299

Broadcasting revenues increased 18% for the year ended December 31, 2008 from the prior year. Advertising revenue increased $5.6 million primarily due to the increase in advertising inventory (related to our revised season 3 distribution agreement for *The Martha Stewart Show*), partially offset lower revenue due to the timing of integrations as well as a decline in household ratings. Licensing revenue increased $1.5 million primarily due to Chef Emeril Lagasse's television programming including the new original series on Planet Green featuring Emeril Lagasse as well as from the *Essence of Emeril* on the Food Network and the rebroadcast of *Emeril Live!* on the Fine Living Network. Licensing and other revenue also increased due to a domestic distribution agreement with the Fine Living Network on cable to air *The Martha Stewart Show,* increased international distribution of *The Martha Stewart Show,* a new marketing agreement with TurboChef and the new series *Whatever Martha!* These increases were partially offset by the exchange of season 3 license fees for additional advertising inventory related to *The Martha Stewart Show.*

Production, distribution and editorial expenses decreased $2.8 million due principally to a 2007 non-cash charge associated with the vesting of a portion of a warrant granted in connection with the production of *The Martha Stewart Show,* as well as lower production costs for season 3 of *The Martha Stewart Show* as compared to season 2. These decreases are partially offset by 2008 distribution costs which were reported net of licensing revenues in 2007 as well as costs related to the new series *Whatever Martha!* and costs associated with Emeril Lagasse's television programming. Selling and promotion expenses decreased $0.6 million primarily due to lower marketing costs associated with the launch of season 4 of *The Martha Stewart Show* as compared to the costs of the season 3 launch and the timing of promotional expenses. Depreciation and amortization increased $0.4 million due to the amortization of the content library for Emeril, which was partially offset by the full depreciation of the set for *The Martha Stewart Show* in the second quarter of 2007.

CORPORATE

(in thousands)	2008	2007	Variance
Corporate Operating Costs and Expenses			
General and administrative	$ 44,934	$ 44,841	$ (93)
Depreciation and amortization	3,189	2,556	(633)
Total Corporate Operating Costs and Expenses	48,123	47,397	726
Corporate Operating Loss	$ (48,123)	$ (47,397)	$ (726)

Corporate operating costs and expenses increased 2% for the year ended December 31, 2008 from the prior year. General and administrative expenses increased $0.1 million due to cash and non-cash charges of $3.5 million related to a Company-wide reorganization that resulted in severance and other one-time compensation-related expenses and increased costs associated with a new intangible asset agreement. These increases were fully offset by lower non-cash compensation and the reduction of our annual bonus pool. Depreciation and amortization increased $0.6 million due to a change in allocation policy.

OTHER ITEMS

INTEREST INCOME, NET. Interest income, net, was $0.5 million for the year ended December 31, 2008, compared to $2.8 million for the prior year ended December 31, 2007. The decrease was attributable primarily to our 2008 interest expense from our $30 million term loan related to the acquisition of certain assets of Emeril Lagasse. Interest income also decreased due to lower interest rates.

OTHER INCOME. Other income for the year ended December 31, 2007 was $0.4 million with no comparable income in 2008. The prior year income is related to the final legal settlement of the class action lawsuit known as *In re Martha Stewart Living Omnimedia, Inc. Securities Litigation.*

LOSS ON EQUITY SECURITIES: Loss on equity securities was $2.2 million for the year ended December 31, 2008. The loss is the result of marking certain assets to fair value in accordance with accounting principles governing derivative instruments as well as recognizing an other-than-temporary loss on our shares of TurboChef stock.

LOSS IN EQUITY INTEREST. Loss in equity interest was $0.8 million for the year ended December 31, 2008 related to our equity investment in WeddingWire. We record our proportionate share of the results of WeddingWire one quarter in arrears. Therefore, this loss represents our portion of prorated results of WeddingWire through September 30, 2008.

INCOME TAX EXPENSE. Income tax expense was $2.3 million for the year ended December 31, 2008, compared to a $0.6 million expense in the prior year. The current year provision includes $1.8 million which is attributable to differences between the financial statement carrying amounts of current and prior-year acquisitions of certain indefinite-lived intangible assets and their respective tax bases.

NET LOSS. Net loss was $15.7 million for the year ended December 31, 2008, compared to a net income of $10.3 million for the year ended December 31, 2007, as a result of the factors described above.

RESULTS OF OPERATIONS

Comparison for the Year Ended December 31, 2007 to the Year Ended December 31, 2006.

PUBLISHING SEGMENT

(in thousands)	2007	2006	Variance
Publishing Segment Revenues			
Advertising	$ 106,691	$ 83,285	$ 23,406
Circulation	71,707	69,721	1,986
Books	3,373	831	2,542
Other	1,956	2,722	(766)
Total Publishing Segment Revenues	183,727	156,559	27,168
Publishing Segment Operating Costs and Expenses			
Production, distribution and editorial	93,312	83,770	(9,542)
Selling and promotion	72,655	63,386	(9,269)
General and administrative	5,034	2,777	(2,257)
Depreciation and amortization	1,188	600	(588)
Total Publishing Segment Operating Costs and Expenses	172,189	150,533	(21,656)
Publishing Segment Operating Income	$ 11,538	$ 6,026	$ 5,512

Publishing revenues increased 17% for the year ended December 31, 2007 from the prior year. This increase was due to a $23.4 million increase in advertising revenues, primarily as the result of an increase in both advertising pages and rate in *Martha Stewart Living* magazine, which accounted for $15.0 million of the increase. Advertising revenues increased across all other publications including *Everyday Food, Body + Soul* and *Martha Stewart Weddings* which contributed $6.1 million in the aggregate from increases in pages and rates. *Blueprint* contributed an additional $2.4 million of advertising revenues due to the increase in frequency of the publication in 2007 as compared to 2006. Circulation revenues increased $2.0 million primarily due to the increased frequency of *Blueprint* magazine of $2.2 million and the *Martha Stewart Weddings* special; this was partially offset by slightly lower circulation revenues from *Everyday Food*, Special Interest Publications and *Martha Stewart Living*. Other revenues increased $1.8 million primarily due to the delivery and acceptance of certain manuscripts related to the multi-book agreement with Clarkson Potter/Publishers.

Magazine Publication Schedule Year ended December 31,	2007	2006
Martha Stewart Living	Twelve Issues	Twelve Issues
Martha Stewart Weddings (a)	Five Issues	Four Issues
Everyday Food	Ten Issues	Ten Issues
Special Interest Publications	Nine Issues	Five Issues
Body + Soul	Eight Issues	Eight Issues
Blueprint (b)	Six Issues	Two Issues

(a) In 2007, we published one special *Martha Stewart Weddings* issue.
(b) Launched in May 2006 and discontinued as a stand-alone publication after the January/February 2008 issue.

Production, distribution and editorial expenses increased $9.5 million in 2007 from the prior year, primarily reflecting the additional costs associated with the increase in advertising pages in *Martha Stewart Living*, which results in higher physical costs, as well as the costs associated with the increased frequency of *Blueprint* in 2007 and higher compensation costs associated with the creation of books. Selling and promotion expenses increased $9.3 million in 2007 from the prior year, primarily due to a favorable 2006 one-time newsstand expense reduction adjustment of $3.2 million related to the settlement of certain newsstand-related fees. Additionally, selling and promotion expenses increased due to a 2007 non-recurring, employee-related separation charge, higher compensation costs, an increase in newsstand distribution of *Martha Stewart Living* and higher marketing costs associated with *Everyday Food*. General and administrative expenses increased $2.3 million in 2007 from the prior year due to higher compensation costs and allocated overhead. Included within the Publishing segment is a $7.7 million loss in *Blueprint* compared to a $6.2 million loss in the prior year. Non-cash compensation included in the expenses above increased $1.6 million to $4.3 million in 2007 from $2.7 million in 2006 due to a 2007 non-recurring employee-related separation charge as well as new executive hires.

MERCHANDISING SEGMENT

(in thousands)	2007	2006	Variance
Merchandising Segment Revenues			
Kmart earned royalty	$ 25,190	$ 29,853	$ (4,663)
Kmart minimum guarantee true-up	39,102	26,126	12,976
Other	20,419	13,525	6,894
Total Merchandising Segment Revenues	84,711	69,504	15,207
Merchandising Segment Operating Costs and Expenses			
Production, distribution and editorial	13,418	11,956	(1,462)
Selling and promotion	6,475	3,145	(3,330)
General and administrative	7,214	6,853	(361)
Depreciation and amortization	375	1,021	646
Total Merchandising Segment Operating Costs and Expenses	27,482	22,975	(4,507)
Merchandising Segment Operating Income	$ 57,229	$ 46,529	$ 10,700

Merchandising revenues increased 22% for the year ended December 31, 2007 from the prior year. Actual retail sales of our product at Kmart declined 17% on a comparable store basis and 18% on a total store basis due to store closings, lower same-store sales trends and decreased assortment of product categories. The impact of the decrease in sales on the calculation of our earned royalty was partially offset by a February 1, 2007 increase in the royalty rate under our agreement with Kmart of approximately 3%. The pro-rata portion of revenues related to the contractual minimum amounts covering the specified periods, net of amounts subject to recoupment, is listed separately above. For the contract years ending January 31, 2009 and January 31, 2010, the minimum royalty amount is expected to be $20 million and $15 million respectively. Furthermore, $10.0 million of royalties previously paid have been deferred and are subject to recoupment in the periods ending January 31, 2009 and January 31, 2010. Other revenues increased 51% largely due to the 2007 launch of the *Martha Stewart Collection* at Macy's and *macys.com* as well as sales from other new initiatives including *Martha Stewart Crafts* and the endorsement and promotional agreement with U.S. affiliates of SVP Worldwide, makers of *Singer*, *Husqvarna Viking* and *Pfaff* sewing machines. Additionally, other revenues increased due to services we provided to our partners for creative services projects including KB Home model merchandising and other related projects. These increases in other revenues were partially offset by the inclusion in 2006 revenues of a $3.0 million favorable dispute resolution with a former merchandising licensee.

Production, distribution and editorial expenses increased $1.4 million in 2007 from the prior year primarily due to higher compensation and allocated payroll costs. Selling and promotion expenses increased $3.3 million in 2007 from the prior year primarily due to expenses associated with services we provided to our partners for creative services projects including KB Home model merchandising and other related projects. Included in the expenses above are non-cash compensation charges which increased $0.6 million to $1.6 million in 2007 from $1.0 million in 2006.

INTERNET SEGMENT

(in thousands)

	2007	2006	Variance
Internet Segment Revenues			
Advertising and other	$ 11,779	$ 8,196	$ 3,583
Product	7,410	7,579	(169)
Total Internet Segment Revenues	19,189	15,775	3,414
Internet Segment Operating Costs and Expenses			
Production, distribution and editorial	14,092	10,444	(3,648)
Selling and promotion	6,023	3,335	(2,688)
General and administrative	3,969	2,410	(1,559)
Depreciation and amortization	1,242	117	(1,125)
Total Internet Segment Operating Costs and Expenses	25,326	16,306	(9,020)
Internet Segment Operating Loss	$ (6,137)	$ (531)	$ (5,606)

Internet segment revenues increased 22% for the year ended December 31, 2007 from the prior year. Advertising revenues increased due to higher rates and an increase in inventory sold following the relaunch of the website, with a majority of the increase realized in the fourth quarter. Product revenues decreased slightly due to recognizing most of the minimum guarantee from Kodak in 2006 partially offset by higher units sold in 2007 from both Kodak and Shutterfly.

Production, distribution and editorial costs increased $3.6 million in 2007 from the prior year due primarily to higher staffing and technology expenses associated with our build-out of the advertising-based website which launched towards the end of the first quarter of 2007. Selling and promotion expense increased $2.7 million in 2007 from the prior year due to higher compensation expenses associated with developing an internet advertising sales force and higher marketing costs associated with attracting new users to the website. General and administrative expenses increased $1.6 million in 2007 from the prior year due to increases in facilities allocations and personnel. Depreciation and amortization expenses increased $1.1 million in 2007 from the prior year due to the 2007 launch of the redesigned website and the related depreciation costs. Included in the expenses above are non-cash compensation charges which increased $0.3 million to $0.5 million in 2007 from $0.2 million in 2006.

BROADCASTING SEGMENT

(In thousands)

	2007	2006	Variance
Broadcasting Segment Revenues			
Advertising	$ 21,078	$ 16,969	$ 4,109
Radio	7,500	7,504	(4)
Licensing and other	11,685	22,030	(10,345)
Total Broadcasting Segment Revenues	40,263	46,503	(6,240)
Broadcasting Segment Operating Costs and Expenses			
Production, distribution and editorial	34,099	32,043	(2,056)
Selling and promotion	4,026	4,324	298
General and administrative	7,456	8,726	1,270
Depreciation and amortization	2,201	3,026	825
Total Broadcasting Segment Operating Costs and Expenses	47,782	48,119	337
Broadcasting Segment Operating Loss	$ (7,519)	$ (1,616)	$ (5,903)

Broadcasting revenues decreased 13% for the year ended December 31, 2007 from the prior year. For season 3 of *The Martha Stewart Show* which began in the middle of September 2007, we entered into a revised distribution agreement to replace the season 3 license fees with additional advertising inventory. Therefore, season 2 revenues are reported net of agency commission, estimated reserves for television audience underdelivery and NBC distribution fees, while season 3 revenues are reported net of only the agency commission and estimated reserves for television audience underdelivery. Due to the partial impact of this change as well as higher product integration revenues and higher advertising rates, advertising revenues increased in 2007 by 24% as compared to 2006. The increase was partially offset by a decline in ratings. Licensing and other revenues decreased 47% primarily due to the partial impact of the new season 3 distribution agreement as well as lack of distribution in the secondary cable market for season 2 of *The Martha Stewart Show* and lower license fees from stations for season 2 compared to season 1. Licensing and other revenues in 2006 also benefited from the successful termination of a home video distribution agreement. These decreases were partially offset by the season 3 agreement to distribute *The Martha Stewart Show* in the secondary cable market.

Production, distribution and editorial expenses increased $2.1 million in 2007 from the prior year due principally to a non-cash charge of $6.0 million associated with the vesting of the final warrant granted in connection with the production of *The Martha Stewart Show*. These costs were partially offset by lower production costs for *The Martha Stewart Show* which were approximately $1.7 million less for season 2 as compared to season 1. Production costs are expected to continue to decrease for season 3 of *The Martha Stewart Show*. General and administrative expenses decreased $1.3 million in 2007 from the prior year due to a 2006 asset write-down, the reduction of 2007 facility expenses due to the shutdown of the Connecticut television studios in the prior year and lower compensation costs.

CORPORATE

(In thousands)

	2007	2006	Variance
Corporate Operating Costs and Expenses			
General and administrative	$ 44,841	$ 49,407	$4,566
Depreciation and amortization	2,556	3,834	1,278
Total Corporate Operating Costs and Expenses	47,397	53,241	5,844
Corporate Operating Loss	$(47,397)	$(53,241)	$5,844

Corporate operating costs and expenses decreased 11% for the year ended December 31, 2007 from the prior year. General and administrative expenses decreased $4.6 million principally due to lower non-cash compensation costs, lower rent expense and higher allocations of personnel, technology and facilities expenses to each of the segments. These decreases were partially offset by non-recurring, employee-related separation costs. Depreciation and amortization expenses decreased $1.3 million as certain computer software assets are now fully depreciated. Included in the expenses above are non-cash compensation charges which decreased $1.0 million from $6.9 million in 2006 to $5.9 million in 2007.

INTEREST INCOME, NET. Interest income, net, was $2.8 million for the year ended December 31, 2007, compared with $4.5 million for the year ended December 31, 2006. The decrease was attributable to lower average cash, cash equivalents and short-term investment balances and lower interest rates.

LEGAL SETTLEMENT. During 2006, we recorded a litigation reserve of $17.1 million associated with the estimated settlement of the class action lawsuit known as *In re Martha Stewart Living Omnimedia, Inc. Securities Litigation*. In the second quarter of 2007, the settlement received Court approval and the related reserve was adjusted by $(0.4) million to reflect our final costs related to the litigation.

INCOME TAX PROVISION. Income tax provision for the year ended December 31, 2007 was $0.6 million, compared to income tax provision of $0.8 million for the year ended December 31, 2006. The current period results exclude any potential tax benefits generated from current period losses due to the establishment of a valuation reserve taken against any such benefits.

LOSS FROM DISCONTINUED OPERATIONS. We had no loss from discontinued operations in 2007 compared to a loss of $0.7 million for the year ended December 31, 2006. Discontinued operations represent the operations of The Wedding List, which we decided to discontinue in 2002. The prior year expenses are related primarily to facilities. In the third quarter of 2006, we signed a sublease. As a result, we do not expect to report further loss from discontinued operations of The Wedding List. We believe that the additional reserve taken in the second quarter of 2006 is sufficient to cover any future charges.

NET INCOME. Net income was $10.3 million for the year ended December 31, 2007, compared to a net loss of $(17.0) million for the year ended December 31, 2006, as a result of the factors mentioned above.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our primary source of liquidity is currently from cash generated by operating activities. Specifically, the majority of our cash generation in 2008 was provided by the collection of prior-year Kmart contractual minimums and from the Emeril Lagasse assets acquired in 2008. If our Internet strategy is successful, we expect that business will generate cash flow from operations over time. As with other industries, operating results and cash flows may change due to a variety of factors, including changes in demand for the product, changes in our cost structure and changes in macroeconomic factors. Any such changes in our business can have a significant effect on cash flows. In addition in 2008, we entered into a loan agreement and borrowed $30 million from Bank of America to fund a portion of the acquisition of the Emeril Lagasse assets.

We believe, as described further below, that our available cash balances and short-term investments will be sufficient to meet our recurring cash needs for working capital and capital expenditures for 2009 including our debt service obligations.

Sources and Uses of Cash

During 2008, our cash and cash equivalents increased $19.7 million from December 31, 2007. The increase was due to the satisfaction of our 2007 year-end receivable due from Kmart in the amount of $47.6 million as well as $19.5 million representing the net proceeds of our term loan with Bank of America and $16.8 million from the net sales of short-term investments. These increases to cash were partially offset by the $46.3 million cash payment related to the Emeril Lagasse acquisition, as well as the payment of 2007 bonuses and our investments in WeddingWire and pingg. Our overall liquidity increased $2.8 million from December 31, 2007 when including cash, cash equivalents and short-term investments.

The acquisition agreement for the Emeril Lagasse transaction also included a payment of $5.0 million in shares of our Class A Common Stock. An additional payment of up to $20 million may be required in 2013, based upon the achievement of certain operating metrics in 2011 and 2012, a portion of which may be payable, at our election, in shares of our Class A Common Stock.

Operating Activities

Cash provided by operating activities improved year-over-year by $29.8 million from $11.7 million for the year ended December 31, 2007 to $41.6 million for the year ended December 31, 2008. In 2008, cash from operations was primarily due to the satisfaction of the 2007 year-end receivable due from Kmart partially offset by the payment of 2007 bonuses. Our 2007 year-end receivable from Kmart was satisfied with cash received of $47.6 million in 2008. Our Kmart receivable as of December 31, 2008 was substantially lower. Approximately $6 million in cash was received by us in 2009 which primarily represented the satisfaction of our December 31, 2008 receivable.

In 2008, we recognized $2.5 million of non-cash revenue primarily related to our three-year agreement with TurboChef Technologies, Inc. ("TurboChef). In the second quarter of 2008, we entered into an agreement with TurboChef to provide intellectual property and promotional services in exchange for $10 million. In lieu of cash consideration, TurboChef provided initial compensation in 2008 in the form of 381,049 shares of TurboChef stock and a warrant to purchase 454,000 shares of TurboChef stock for an aggregate fair value of approximately $5 million. In addition, in each of the second and third years of this agreement, we will receive $2.5 million of TurboChef stock or cash, at TurboChef's option. Total consideration for this agreement will be recognized on a straightline basis over the three-year term.

Any changes to the market value of the TurboChef stock require an adjustment to both our shares held as well as our warrant to purchase shares. Any temporary adjustment to our shares held affects the investment balance and flows through other comprehensive income on the balance sheet. Any adjustment to our warrant affects the investment balance and flows through other income/(expense) on our statement of operations. Therefore, any change to the warrant valuation is an adjustment to the cash flows from operations.

As of December 31, 2008, the 381,049 shares of TurboChef stock had a fair market value of $1.9 million based on the closing price on December 31, 2008. We determined that the decrease in fair market value of these shares was other than temporary and accordingly, we recognized a loss of $1.1 million which is an adjustment to our net loss. Additionally, we recognized a $1.1 million loss in connection with our warrant to purchase 454,000 shares of TurboChef stock.

On January 5, 2009, the Middleby Corporation completed its acquisition of TurboChef in a cash and stock transaction. Under the terms of the merger agreement, holders of TurboChef's common shares will receive a combination of $3.67 in cash and 0.0486 Middleby shares of common stock per TurboChef share. The consideration upon acquisition would equate to $1.9 million which represents $1.4 million in cash and 18,518 shares of Middleby worth $0.5 million on January 5, 2009. The original warrant converted into a warrant to acquire 24,607 shares of Middleby Common Stock at a price per share of $88.38.

Investing Activities

Our cash inflows from investing activities generally include proceeds from the sale of short-term investments. Investing cash outflows generally include payments for the acquisition of new businesses; short- and long-term investments; and additions to property, plant, and equipment.

Cash (used in) and provided by investing activities was $(38.9) million, $(6.6) million and $40.1 million for the years ended December 31, 2008, 2007, and 2006, respectively. In 2008, cash used in investing activities primarily represented the cash paid in connection with the acquisition of certain assets of Emeril Lagasse. We also invested $5.0 million of cash in WeddingWire, of which $0.6 million was used for operating activities. Additionally, we invested $2.2 million of cash in pingg. Cash used for capital expenditures was due to leasehold improvements to our offices related to a consolidation of office space as well as recurring upgrades for office technology and improvements to our website, *marthastewart.com*. These cash payments were partially offset by the net sales of short-term investments of $16.8 million.

Financing Activities

Our cash inflows from financing activities generally include proceeds from the exercise of stock options for our Class A Common Stock issued under our equity incentive plans. Financing cash outflows generally include the satisfaction of certain tax liabilities related to share-based compensation and the payment of dividends.

Cash flows provided by (used in) financing activities were $17.0 million, $(3.1) million and $(26.1) million for the years ended December 31, 2008, 2007 and 2006, respectively. In 2008, in connection with the acquisition of certain assets of Emeril Lagasse, we entered into an agreement with Bank of America for a $30.0 million term loan with principal installments of $1.5 million to be paid quarterly. Cash provided by the loan was partially offset by the accelerated repayment of the loan in the third and fourth quarters of 2008 as well as costs related to obtaining the debt. Cash flows used in financing activities during 2008 were also due to the remittance payroll related tax obligations associated with the vesting of certain restricted stock grants.

Debt

We also have a line of credit with Bank of America in the amount of $5.0 million, which is generally used to secure outstanding letters of credit. Under the terms of the credit agreement, we are required to satisfy certain debt covenants, with which we were compliant as of December 31, 2008. As of December 31, 2008, we had no outstanding borrowings under this facility. Of a total line of $5.0 million, we currently have letters of credit drawn on $2.7 million.

We entered into a loan agreement with Bank of America in the amount of $30 million related to the acquisition of certain assets of Emeril Lagasse. The loan was originally secured by cash collateral of $28.5 million. In the third quarter of 2008, the cash collateral was replaced by collateral consisting of substantially all of the assets of the Emeril business that were acquired by the Company. Martha Stewart Living Omnimedia, Inc. and most of its domestic subsidiaries are guarantors of the loan. The loan agreement requires equal principal payments and related interest to be paid by the Company quarterly for the duration of the loan term, approximately 5 years. During the third quarter of 2008, in addition to our quarterly payment on September 30, 2008, we prepaid $4.5 million in principal representing the amounts due on December 31, 2008, March 31, 2009 and June 30, 2009. During the fourth quarter of 2008, we prepaid $3.0 million in principal representing the amounts due on September 30, 2009, and December 31, 2009. Accordingly, the loan payable is characterized as a non-current liability as of December 31, 2008. The interest rate on the loan is a floating rate of 1-month LIBOR plus 2.85%. We expect to pay the principal installments and interest expense with cash from operations.

The loan terms include financial covenants, failure with which to comply would result in an event of default and would permit Bank of America to accelerate and demand repayment of the loan in full. As of December 31, 2008, we were compliant with all the financial covenants. A summary of the most significant financial covenants is as follows:

Financial Covenant	Required at December 31, 2008
Tangible Net Worth	Greater than $40.0 million
Funded Debt to EBITDA (a)	Less than 2.0
Parent Guarantor (the Company) Basic Fixed Charge Coverage Ratio (b)	Greater than 2.75
Quick Ratio	Greater than 1.0

(a) EBITDA is earnings before interest, taxes, depreciation and amortization as defined in the loan agreement.

(b) Basic Fixed Charge Coverage is the ratio of EBITDA for the trailing four quarters to the sum of interest expense for the trailing four quarters and the current portion of long-term debt at the covenant testing date.

The loan agreement also contains a variety of other customary affirmative and negative covenants that, among other things, limit our and our subsidiaries' ability to incur additional debt, suffer the creation of liens on their assets, pay dividends or repurchase stock, make investments or loans, sell assets, enter into transactions with affiliates other than on arm's length terms in the ordinary course of business, make capital expenditures, merge into or acquire other entities or liquidate. The negative covenants expressly permit us to, among other things: incur an additional $15 million of debt to finance permitted investments or acquisitions; incur an additional $15 million of earnout liabilities in connection with permitted acquisitions; spend up to $30 million repurchasing our stock or paying dividends thereon (so long as no default or event of default existed at the time of or would result from such repurchase or dividend payment and we would be in pro forma compliance with the above-described financial covenants assuming such repurchase or dividend payment had occurred at the beginning of the most recently-ended four-quarter period); make investments and acquisitions (so long as no default or event of default existed at the time of or would result from such investment or acquisition and we would be in pro forma compliance with the above-described financial covenants assuming the acquisition or investment had occurred at the beginning of the most recently-ended four-quarter period); make up to $15 million in capital expenditures in fiscal year 2008 and $7.5 million in each subsequent fiscal year, provided that we can carry over any unspent amount to any subsequent fiscal year (but in no event may we make more than $15 million in capital expenditures in any fiscal year); sell one of our investments (or any asset we might receive in conversion or exchange for such investment); and sell assets during the term of the loan comprising, in the aggregate, up to 10% of our consolidated shareholders' equity, provided we receive at least 75% of the consideration in cash.

Cash Requirements

Our commitments consist primarily of leases for office facilities under operating lease agreements. Future minimum payments under these leases are included in Note 12 to our Consolidated Financial Statements and are summarized in the table below:

Contractual Obligations	Payments due by period (in thousands)					
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years	Other
Long – Term Debt Obligations	$ 19,500	$ —	$12,000	$ 7,500	$ —	$ —
Capital Lease Obligations	—	—	—	—	—	—
Operating Lease Obligations	75,250	15,045	15,401	13,612	31,192	—
Purchase Obligations	—	—	—	—	—	—
Unrecognized Tax Benefits*	226	50	—	—	—	176
Other Long – Term Liabilities Reflected on the Company's Balance Sheet under GAAP	—	—	—	—	—	—
Total	$110,286	$15,360	$36,203	$20,230	$38,317	$176

* These amounts represent expected payments with interest for uncertain tax positions as of December 31, 2008. We are not able to reasonably estimate the timing of future cash flows related to $0.2 million of this liability, and therefore have presented this amount as "Other" in the table above. See Note 10, "Income Taxes," in the Notes to Consolidated Financial Statements, for further discussion.

In addition to our contractual obligations, we expect to have capital expenditures in 2009 of approximately $6 million due to the continued leasehold improvements related to the consolidation of office space as well as continued upgrades to our corporate information technology.

OFF-BALANCE SHEET ARRANGEMENTS

Our bylaws may require us to indemnify our directors and officers against liabilities that may arise by reason of their status as such and to advance their expenses incurred as a result of any legal proceedings against them as to which they could be indemnified.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

General

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles ("GAAP"). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, inventories, deferred production costs, long-lived assets and accrued losses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that, of our significant accounting policies, the following may involve the highest degree of judgment and complexity.

Revenue Recognition

We recognize revenues when realized or realizable and earned. Revenues and associated accounts receivable are recorded net of provisions for estimated future returns, doubtful accounts and other allowances.

The Emerging Issues Task Force reached a consensus in May 2003 on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21") which became effective for revenue arrangements starting in the third quarter of 2003. In an arrangement with multiple deliverables, EITF 00-21 provides guidance to determine a) how the arrangement consideration should be measured, b) whether the arrangement should be divided into separate units of accounting, and c) how the arrangement consideration should be allocated among the separate units of accounting. We have applied the guidance included in EITF 00-21 in establishing revenue recognition policies for our arrangements with multiple deliverables. For agreements with multiple deliverables, if we are unable to put forth vendor specific objective evidence required under EITF 00-21 to determine the fair value of each deliverable, then we will account for the deliverables as a combined unit of accounting rather than separate units of accounting. In this case, revenue will be recognized as the earnings process is completed.

Advertising revenues in the Publishing segment are recorded upon release of magazines for sale to consumers and are stated net of agency commissions and cash and sales discounts. Subscription revenues are recognized on a straight-line basis over the life of the subscription as issues are delivered. Newsstand revenues are recognized based on estimates with respect to future returns and net of brokerage and newsstand-related fees. We base our estimates on our historical experience and current market conditions. Revenues earned from book publishing are recorded as manuscripts are delivered to and accepted by our publisher. Additional revenue is recorded as sales on a unit basis exceed the advanced royalty for the individual title or in certain cases, advances on cross-collateralized titles.

Licensing-based revenues, most of which are in our Merchandising segment, are accrued on a monthly basis based on the specific terms of each contract. Generally, revenues are recognized based on actual sales while any minimum guarantees are earned evenly over the fiscal year. Revenues related to our agreement with Kmart are recorded on a monthly basis based on actual retail sales, until the last period of the year, when we recognize a substantial majority of the true-up between the minimum royalty amount and royalties paid on actual sales, when such amounts are determinable. Payments are generally made by our partners on a quarterly basis.

Internet advertising revenues are generally based on the sale of impression-based advertisements, which are recorded in the period in which the advertisements are served.

Television advertising revenue is recorded when the related commercial is aired and is recorded net of agency commission, estimated reserves for television audience underdelivery and, when applicable, distribution fees. Television integration revenue is recognized when the segment featuring the related product/brand immersion is initially aired. Television revenue related to Emeril Lagasse is generally recognized when services are performed. Revenue from our radio operations is recognized evenly over the four-year life of the contract, with the potential for additional revenue based on certain subscriber and advertising based targets.

We maintain reserves for all segment receivables, as appropriate. These reserves are adjusted regularly based upon actual results. We maintain allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances might be required.

Television Production Costs

Television production costs are capitalized and amortized based upon estimates of future revenues to be received and future costs to be incurred for the applicable television product. The Company bases it estimates on existing contracts for programs, historical advertising rates and ratings, as well as market conditions. Estimated future revenues and costs are adjusted regularly based upon actual results and changes in market and other conditions.

Goodwill and Indefinite-Lived Intangible Assets

We are required to analyze our goodwill and other intangible assets on an annual basis as well as when events and circumstances indicate impairment may have occurred. Unforeseen events and changes in circumstances and market conditions and material differences in the value of long-lived assets due to changes in estimates could negatively affect the fair value of our assets and result in an impairment charge. In estimating fair value, we must make assumptions and projections regarding items such as future cash flows, future revenues, future earnings and other factors. The assumptions used in the estimate of fair value are generally consistent with the past performance of each reporting unit and are also consistent with the projections and assumptions that are used in current operating plans. Such assumptions are subject to change as a result of changing economic and competitive conditions. If these estimates or their related assumptions change in the future, we may be required to record an impairment loss for any of our intangible assets. The recording of any resulting impairment loss could have a material adverse effect on our financial statements.

Long-Lived and Definite-Lived Intangible Assets

We review the carrying values of our long-lived assets whenever events or changes in circumstances indicate that such carrying values may not be recoverable. Unforeseen events and changes in circumstances and market conditions and material differences in the value of long-lived assets due to changes in estimates of future cash flows could negatively affect the fair value of our assets and result in an impairment charge, which could have a material adverse effect on our financial statements.

Deferred Income Tax Asset Valuation Allowance

We record a valuation allowance to reduce our deferred income tax assets to the amount that is more likely than not to be realized. In evaluating our ability to recover our deferred income tax assets, we consider all available positive and negative evidence, including our operating results, ongoing tax planning and forecasts of future taxable income on a jurisdiction by jurisdiction basis. Our cumulative pre-tax loss in recent years represents sufficient negative evidence for us to determine that the establishment of a full valuation allowance against the deferred tax asset is appropriate. This valuation allowance offsets deferred tax assets associated with future tax deductions as well as carryforward items. In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance which would reduce the provision for income taxes. See Note 10 in the Consolidated Financial Statements for additional information.

Non-Cash Equity Compensation

We currently have a stock incentive plan that permits us to grant various types of share-based incentives to key employees, directors and consultants. The primary types of incentives granted under the plan are restricted shares of common stock and stock options. Restricted shares are valued at the market value of traded shares on the date of grant, while stock options are valued using a Black-Scholes option pricing model. The Black-Scholes option pricing model requires numerous assumptions, including expected volatility of our stock price and expected life of the option.

Item 7A. *Quantitative and Qualitative Disclosure about Market Risk.*

We are exposed to certain market risks as the result of our use of financial instruments, in particular the potential market value loss arising from adverse changes in interest rates as well as from adverse changes in our publicly traded investments. We also hold a derivative financial instrument that could expose us to further market risk. We do not utilize financial instruments for trading purposes.

Interest Rate Risk

We are exposed to market rate risk due to changes in interest rates on our loan agreement with Bank of America that we entered into on April 2, 2008 under which we borrowed $30.0 million to fund a portion of the acquisition of certain assets of Emeril Lagasse. Interest rates applicable to amounts outstanding under this facility are at variable rates based on the 1-month LIBOR rate plus 2.85%. A change in interest rates on this variable rate debt impacts the interest incurred and cash flows but does not impact the fair value of the instrument. We had outstanding borrowings of $19.5 million on the term loan at December 31, 2008 at an average rate of 5.18% and 4.53% for the quarter and year ended December 31, 2008, respectively. A one percent increase in the interest rate would have increased interest expense by $0.2 million for the twelve months ended December 31, 2008.

We also have exposure to market rate risk for changes in interest rates as those rates relate to our investment portfolio. The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, we invest our excess cash in debt instruments of the United States Government and its agencies, in high-quality corporate issuers and, by internal policy, limit both the term and amount of credit exposure to any one issuer. As of December 31, 2008, net unrealized gains and losses on these investments were not material. We did not hold any investments in either auction rate securities or collateralized debt obligations as of December 31, 2008. We attempt to protect and preserve our invested funds by limiting default, market and reinvestment risk. Our future investment income may fluctuate due to changes in interest rates, or we may suffer losses in principal if forced to sell securities that have declined in market value due to changes in interest rates. A one percent decrease in average interest rates would have decreased interest income by $ $0.7 million for the twelve months ended December 31, 2008.

Investment Risk

In 2008, we were exposed to market rate risk due to changes in fair value of the publicly-traded securities of TurboChef. In 2008, TurboChef issued to us 381,049 shares of TurboChef stock and a warrant to purchase 454,000 shares of TurboChef stock together valued at approximately $5 million on the date of issuance. In accordance with Statement of Financial Accounting Standards ("SFAS") No

115, *Accounting for Certain Investments in Debt and Equity Securities*, the TurboChef shares are considered available-for-sale-securities and are recorded at fair value each quarter, with adjustments recorded in other comprehensive income. As of December 31, 2008, the fair market value of TurboChef shares of $1.9 million was below our actual carrying value. We determined that the decrease in fair market value of these shares was other than temporary and accordingly, we recognized a charge in the amount of $1.1 million which was recorded in other expense in the statement of operations.

The warrant meets the definition of a derivative in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* and is marked to market each quarter with the adjustment recorded in other income or other expense. For the year ended December 31, 2008, we recorded a $1.1 million loss in other expense in the statement of operations.

Non-cash amounts related to this agreement have been appropriately adjusted in the cash flows from operating activities in the statement of cash flows.

On January 5, 2009, the Middleby Corporation completed its acquisition of TurboChef in a cash and stock transaction. Under the terms of the merger agreement, holders of TurboChef's common shares will receive a combination of $3.67 in cash and 0.0486 Middleby shares of common stock per TurboChef share. The consideration upon acquisition would equate to $1.9 million which represents $1.4 million in cash and 18,518 shares of Middleby worth $0.5 million on January 5, 2009. The original warrant converted into a warrant to acquire 24,607 shares of Middleby Common Stock at a price per share of $88.38.

Our maximum exposure is an additional loss of approximately $2.8 million. However, there is no corresponding limit to the income that may be recognized due to an increase in fair value of the underlying shares.

Item 8. *Financial Statements and Supplementary Data.*

The information required by this Item is set forth on pages F-1 through F-33 of this Annual Report on Form 10-K and is incorporated by reference herein.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.*

None.

Item 9A. *Controls and Procedures.*

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") required by Exchange Act Rules 13a-15(b) or 15d-15(e)), as of the end of the period covered by this report. Based upon that evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective as of that date to provide reasonable assurance that the information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and include controls and procedures designed to ensure that information required to be disclosed by us in such reports is accumulated and communicated to our management, including the Principal Executive Officer and Principal Financial Officer, as appropriate to allow timely decision regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our Principal Executive Officer and Principal Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this report based on the framework in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, our Principal Executive Officer and Principal Financial Officer concluded that our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with United States generally accepted accounting principles.

Our independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on our internal control over financial reporting. The attestation report is included herein.

Evaluation of Changes in Internal Control Over Financial Reporting

Under the supervision and with the participation of our management, including our Principal Executive Officer and Principal Financial Officer, we have determined that, during the fourth quarter of fiscal 2008, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Martha Stewart Living Omnimedia, Inc.:

We have audited Martha Stewart Living Omnimedia, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Martha Stewart Living Omnimedia, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Martha Stewart Living Omnimedia, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity and comprehensive loss, and cash flows for each of the three years in the period ended December 31, 2008 and our report dated March 16, 2009 expressed an unqualified opinion thereon.

Ernst + Young LLP

New York, New York
March 16, 2009

Item 9B. *Other Information.*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance.*

The information required by this Item is set forth in our Proxy Statement for our 2009 annual meeting of stockholders (our "Proxy Statement") under the captions "ELECTION OF DIRECTORS — Information Concerning Nominees," "INFORMATION CONCERNING EXECUTIVE OFFICERS AND OUR FOUNDER," "MEETINGS AND COMMITTEES OF THE BOARD — Code of Ethics" and "— Audit Committee," and "SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE" and is hereby incorporated herein by reference.

Item 11. *Executive Compensation.*

The information required by this Item is set forth in our Proxy Statement under the captions "MEETINGS AND COMMITTEES OF THE BOARD — Compensation Committee Interlocks and Insider Participation," "COMPENSATION OF OUTSIDE DIRECTORS," "DIRECTOR COMPENSATION TABLE," "COMPENSATION COMMITTEE REPORT," "COMPENSATION DISCUSSION AND ANALYSIS," "SUMMARY COMPENSATION TABLE," "GRANTS OF PLAN-BASED AWARDS IN 2008," "EXECUTIVE COMPENSATION AGREEMENTS," "OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2008," "OPTION EXERCISES AND STOCK VESTED DURING 2008," and "POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL" and is hereby incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

Equity Compensation Plan Information

The following table sets forth certain information regarding our equity compensation plans as of December 31, 2008.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column
Equity Compensation plans approved by security holders:			
Options (1)	4,388,891	$11.90	n/a
Restricted shares (2)	1,187,931 (3)	n/a	n/a
Total	5,576,822	n/a	8,548,459 (4)
Equity Compensation plans not approved by security holders:			
Warrants	416,667 (5)	$12.59	n/a
Total	5,993,489	n/a	n/a

(1) We adopted and made grants under the MSLO LLC Nonqualified Class A LLC Unit/Stock Option Plan in November 1997 (the "1997 Plan"). In connection with our initial public offering, the 509,841 LLC unit options then outstanding were converted into options to purchase 1,997,374 shares of the Class A Common Stock. All options granted under the 1997 Plan have now vested. In connection with the 1997 Plan, Ms. Stewart periodically returns to us a number of shares of Class B Common Stock beneficially owned by her, corresponding, on a net treasury basis, to the number of option exercises under this plan during the relevant period. Under the net treasury method, we subtract from the number of shares resulting from each option exercise the number of shares we could purchase, at the then-current market price, with dollars equal to the option proceeds from such exercise and the value of the tax benefit we receive from the exercise. Ms. Stewart returns to us a number of shares of our Class B Common Stock equal to the sum of the results of these calculations for the relevant period. No options remain outstanding under the 1997 Plan and no further awards will be made from the 1997 Plan.

(2) The Company routinely issues restricted stock as equity compensation pursuant to the terms of its equity compensation plans. As a result, the table includes data with respect to shares of restricted stock that have been granted to more fully illustrate the balances under its equity compensation plans.

(3) 200,000 restricted shares included in this figure are subject to market condition vesting criteria.

(4) Represents total number of shares reserved for issuance under the Omnibus Stock and Option Compensation Plan, less options and restricted stock issued under this plan, plus any forfeited awards and tax shares returned to such plans. There are no shares available for issuance under the 1997 Plan.

(5) Warrant to purchase 833,333 shares was exercised in part in January 2007. The 416,666 shares represented by the remainder of this warrant became fully vested in July 2007.

The information required by this Item regarding beneficial ownership of our equity securities is set forth in our Proxy Statement under the caption "**SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT**" and is hereby incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence.*

The information required by this Item is set forth in our Proxy Statement under the caption "CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS" and "MEETING AND COMMITTEES OF THE BOARD — Corporate Governance" and is hereby incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services.*

The information required by this Item is set forth in our Proxy Statement under the caption "AUDIT FEES" and is hereby incorporated herein by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules.*

(a) (1) and (2) Financial Statements and Schedules: See page F-1 of this Annual Report on Form 10-K.

(3) *Exhibits:*

Exhibit Number		Exhibit Title
2.1	—	Asset Purchase Agreement dated as of February 19, 2008 among Emeril's Food of Love Productions, L.L.C., emerils.com, LLC and Emeril J. Lagasse, III, as the Sellers, and Martha Stewart Living Omnimedia, Inc. and MSLO Shared IP Sub LLC, as the Buyers (incorporated by reference to Exhibit 99.1 to our Current Report on Form 8-K (file number 001-15395) filed on February 19, 2008).
3.1	—	Martha Stewart Living Omnimedia, Inc.'s Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form S-1, as amended, File Number 333-84001 (the "Registration Statement")).
3.2	—	Martha Stewart Living Omnimedia, Inc.'s By-Laws (incorporated by reference to Exhibit 3.2 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended June 30, 2008 ("June 2008 10-Q")).
4.1	—	Warrant to purchase shares of Class A Common Stock, dated August 11, 2006 (incorporated by reference to Exhibit 4.2 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended September 30, 2006 ("September 30, 2006 10-Q")).
10.1†	—	1999 Stock Incentive Plan (incorporated by reference to the Registration Statement), as amended by Exhibits 10.1.1, 10.1.2 and 10.1.3.
10.1.1†	—	Amendment No. 1 to the 1999 Stock Incentive Plan, dated as of March 9, 2000 (incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 1999, File Number 001-15395 (the "1999 10-K")) as amended by Exhibits 10.1.2 and 10.1.3.
10.1.2†	—	Amendment No. 2 to the Amended and Restated 1999 Stock Incentive Plan, dated as of May 11, 2000 (incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (the "June 2000 10-Q")) as amended by Exhibit 10.1.3.
10.1.3†	—	Amendment No. 3 to the Amended and Restated 1999 Stock Incentive Plan (incorporated by reference to our Current Report on Form 8-K filed on May 17, 2005 (the "May 17, 2005 8-K")).
10.2†	—	1999 Non-Employee Director Stock and Option Compensation Plan (incorporated by reference to the Registration Statement) as amended by Exhibit 10.2.1.
10.2.1†	—	Amendment No. 1 to the Martha Stewart Living Omnimedia, Inc. Non-Employee Director Stock and Option Compensation Plan (incorporated by reference to the May 17, 2005 8-K).
10.3†	—	Martha Stewart Living Omnimedia LLC Nonqualified Class A LLC Unit/Stock Option Plan (incorporated by reference to the Registration Statement).
10.4	—	Form of Intellectual Property License and Preservation Agreement, dated as of October 22, 1999, by and between Martha Stewart Living Omnimedia, Inc. and Martha Stewart (incorporated by reference to Exhibit 10.8 to the Registration Statement) as amended by Exhibit 10.4.1.
10.4.1	—	Letter Agreement dated September 17, 2004 between Martha Stewart Living Omnimedia, Inc. and Martha Stewart (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K (file number 001-15395) filed on September 23, 2004 ("September 23, 2004 8-K")).
10.5	—	Lease, dated as of September 24, 1992, between Tishman Speyer Silverstein Partnership and Time Publishing Ventures, Inc., as amended by First Amendment of Lease dated as of September 24, 1994 between 11 West 42 Limited Partnership and Time Publishing Ventures, Inc. (incorporated by reference to Exhibit 10.10 to the Registration Statement).
10.6	—	Lease, dated as of March 31, 1998, between 11 West 42 Limited Partnership and Martha Stewart Living Omnimedia LLC (incorporated by reference to Exhibit 10.11 to the Registration Statement).
10.7	—	Lease, dated August 20, 1999, between 601 West Associates LLC and Martha Stewart Living Omnimedia LLC (incorporated by reference to Exhibit 10.12 to the Registration Statement) as amended by Exhibits 10.7.1 and 10.7.2.
10.7.1	—	First Lease Modification Agreement, dated December 24, 1999, between 601 West Associates LLC and Martha Stewart Living Omnimedia, Inc. (incorporated by reference to Exhibit 10.12.1 to our Annual Report on Form 10-K (file number 001-15395) for the year ended December 31, 1999) as amended by Exhibit 10.7.2.

Exhibit Number		Exhibit Title
10.7.2		Sixth Lease Modification Agreement, dated as of June 14, 2007, between 601 West Associates LLC and Martha Stewart Living Omnimedia, Inc (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended March 31, 2008 ("March 2008 10-Q")).
10.8	—	Lease, dated as of October 1, 2000, between Newtown Group Properties Limited Partnership and Martha Stewart Living Omnimedia, Inc. (incorporated by reference to Exhibit 10.1 our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended June 30, 2001(the "June 2001 10-Q")).
10.9	—	License Agreement, dated June 21, 2001 by and between Kmart Corporation and MSO IP Holdings, Inc. (incorporated by reference to Exhibit 10.3 to the June 2001 10-Q) as amended by Exhibit 10.9.1.
10.9.1	—	Amendment, dated as of April 22, 2004 to the License Agreement, by and between MSO IP Holdings, Inc. and Kmart Corporation, dated June 21, 2001 (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended June 30, 2004).
10.10†	—	Split-Dollar Life Insurance Agreement, dated February 28, 2001, by and among Martha Stewart Living Omnimedia, Inc., Martha Stewart and The Martha Stewart Family Limited Partnership (incorporated by reference to Exhibit 10.17 to our Annual Report on Form 10-K (file number 001-15395) for the year ended December 31, 2000) as amended by Exhibits 10.10.1 and 10.10.2.
10.10.1†	—	Amendment, dated January 28, 2002, to Split-Dollar Life Insurance Agreement, dated February 28, 2001, by and between Martha Stewart Living Omnimedia, Inc., Martha Stewart and The Martha Stewart Family Limited Partnership (incorporated by reference to Exhibit 10.14.2 to our Annual Report on Form 10-K (file number 001-15395) for the year ended December 31, 2001) as amended by Exhibit 10.10.2.
10.10.2†	—	Amendment, dated as of January 1, 2003, to Split-Dollar Life Insurance Agreement, dated February 28, 2001, as amended, by and among Martha Stewart Living Omnimedia, Inc., Martha Stewart and The Martha Stewart Family Limited Partnership (incorporated by reference to Exhibit 10.14.3 to our Annual Report on Form 10-K (file number 001-15395) for the year ended December 31, 2002).
10.11†	—	Employment Agreement dated as of September 17, 2004, between Martha Stewart Living Omnimedia, Inc. and Martha Stewart (incorporated by reference to Exhibit 10.1 to September 23, 2004 8-K) as amended by Exhibit 10.11.1.
10.11.1*†	—	First Amendment, dated as of December 23, 2008, to the Employment Agreement dated as of September 17, 2004, between Martha Stewart Living Omnimedia, Inc. and Martha Stewart.
10.12	—	Intangible Asset License Agreement dated as of June 13, 2008 between Martha Stewart Living Omnimedia, Inc. and MS Real Estate Management Company (incorporated by reference to Exhibit 10.9 to our June 2008 10-Q).
10.13†	—	Stock Option Agreement dated as of November 11, 2004, between Martha Stewart Living Omnimedia, Inc. and Susan Lyne (incorporated by reference to Exhibit 99.3 to the November 16, 2004 8-K).
10.14†	—	2005 Executive Severance Pay Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K (file number 001-15395) filed on January 6, 2005).
10.15†	—	Form of Restricted Stock Award Agreement for use under the Martha Stewart Living Omnimedia, Inc. Amended and Restated 1999 Stock Inventive Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K (file number 001-15395) filed on January 14, 2005).
10.16†	—	Registration Rights Agreement between Charles A. Koppelman and Martha Stewart Living Omnimedia, Inc. dated January 24, 2005 (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K (file number 001-15395) filed on October 21, 2005).
10.17†	—	Employment Agreement dated as of July 24, 2006, between Martha Stewart Living Omnimedia, Inc. and Howard Hochhauser (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K (file number 001-15395) filed on July 26, 2006).
10.18	—	Warrant Registration Rights Agreement dated as of August 11, 2006, between Martha Stewart Living Omnimedia, Inc. and Mark Burnett (incorporated by reference to Exhibit 10.3 to our September 30, 2006 10-Q).
10.19†	—	Bonus Conversion Policy (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on February 27, 2007).
10.20†	—	Form of Restricted Stock Unit Award Agreement under the Amended and Restated 1999 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K (file number 001-15395) filed on February 27, 2007).
10.21†	—	Employment Agreement dated as of October 1, 2007 between Martha Stewart Living Omnimedia, Inc. and Gregory Barton (incorporated by reference to Exhibit 10.41 to our Annual Report on Form 10-K (file number 001-15395) for the year ended December 31, 2007, (the "2007 10-K")).

Exhibit Number		Exhibit Title
10.22†	—	2008 Executive Severance Pay Plan (incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended September 30, 2007 ("September 2007 10-Q")).
10.23	—	Publicity Rights Agreement dated as of April 2, 2008 by and among Martha Stewart Living Omnimedia, Inc., MSLO Shared IP Sub LLC and Emeril J. Lagasse, III (incorporated by reference to Exhibit 10.4 to our March 2008 10-Q).
10.24	—	Loan Agreement dated as of April 4, 2008 by and among Bank of America, N.A., MSLO Emeril Acquisition Sub LLC and Martha Stewart Living Omnimedia, Inc. (incorporated by reference to Exhibit 10.6 to our March 2008 10-Q).
10.25	—	Pledge Agreement dated as of April 4, 2008 by and among Bank of America, N.A., as collateral agent (incorporated by reference to Exhibit 10.7 to our March 2008 10-Q).
10.26**	—	Security Agreement dated as of July 31, 2008 among Martha Stewart Living Omnimedia, Inc., MSLO Emeril Acquisition Sub LLC, and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended September 30, 2008 ("September 2008 10-Q")).
10.27	—	Continuing and Unconditional Guaranty dated as of April 4, 2008 executed by Martha Stewart Living Omnimedia, Inc., MSO IP Holdings, Inc., Martha Stewart, Inc., Body and Soul Omnimedia, Inc., MSLO Productions, Inc., MSLO Productions — Home, Inc., MSLO Productions — EDF, Inc. and Flour Productions, Inc. (incorporated by reference to Exhibit 10.8 to our March 2008 10-Q).
10.28	—	Registration Rights Agreement dated as of April 2, 2008 by and among Martha Stewart Living Omnimedia, Inc., Emeril's Food of Love Productions, L.L.C., emerils.com, LLC and Emeril J. Lagasse, III (incorporated by reference to Exhibit 10.9 to our March 2008 10-Q).
10.29†	—	New Director Compensation Program as of May 20, 2008 (incorporated by reference to Exhibit 10.1 to our June 2008 10-Q).
10.30†	—	Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan (incorporated by reference to Exhibit 99.1 to our Current Report on Form 8-K (file number 001-15395) filed on May 20, 2008 ("May 20, 2008 8-K")).
10.31†	—	Form of Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Stock Option Agreement and forms of related Notices (incorporated by reference to Exhibit 99.2 to our May 20, 2008 8-K).
10.32†	—	Form of Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Restricted Stock Unit Agreement (incorporated by reference to Exhibit 99.3 to our May 20, 2008 8-K).
10.33†	—	Form of Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Restricted Stock Grant Agreement (incorporated by reference to Exhibit 99.4 to our May 20, 2008 8-K).
10.34†	—	Form of Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Stock Appreciation Right Agreement and form of related Notice (incorporated by reference to Exhibit 99.5 to our May 20, 2008 8-K).
10.35†	—	Form of Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Stock Grant Agreement and form of related Acknowledgement (incorporated by reference to Exhibit 99.6 to our May 20, 2008 8-K).
10.36†	—	Separation Agreement dated as of June 10, 2008 between Martha Stewart Living Omnimedia, Inc. and Susan Lyne (incorporated by reference to Exhibit 10.8 to our June 2008 10-Q).
10.37†	—	Employment Agreement dated as of September 17, 2008 between Martha Stewart Living Omnimedia, Inc. and Charles A. Koppelman (incorporated by reference to Exhibit 10.2 to our September 2008 10-Q).
10.38†	—	Employment Agreement dated as of September 17, 2008 between Martha Stewart Living Omnimedia, Inc. and Wenda Harris Millard (incorporated by reference to Exhibit 10.3 to our September 2008 10-Q).
10.39†	—	Employment Agreement dated as of September 17, 2008 between Martha Stewart Living Omnimedia, Inc. and Robin Marino (incorporated by reference to Exhibit 10.4 to our September 2008 10-Q).
10.40†	—	Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Restricted Stock Grant Agreement dated October 1, 2008 between Martha Stewart Living Omnimedia, Inc. and Charles Koppelman (incorporated by reference to Exhibit 10.5 to our September 2008 10-Q).
10.41†	—	Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Stock Option Grant Agreement and form of related Notice dated October 1, 2008 between Martha Stewart Living Omnimedia, Inc. and Charles Koppelman (incorporated by reference to Exhibit 10.6 to our September 2008 10-Q).

Exhibit Number		Exhibit Title
10.42†	—	Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Restricted Stock Grant Agreement dated October 1, 2008 between Martha Stewart Living Omnimedia, Inc. and Wenda Harris Millard (incorporated by reference to Exhibit 10.7 to our September 2008 10-Q).
10.43†	—	Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Stock Option Grant Agreement and form of related Notice dated October 1, 2008 between Martha Stewart Living Omnimedia, Inc. and Wenda Harris Millard (incorporated by reference to Exhibit 10.8 to our September 2008 10-Q).
10.44†	—	Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Restricted Stock Grant Agreement dated October 1, 2008 between Martha Stewart Living Omnimedia, Inc. and Robin Marino (incorporated by reference to Exhibit 10.9 to our September 2008 10-Q).
10.45†	—	Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Stock Option Grant Agreement and form of related Notice dated October 1, 2008 between Martha Stewart Living Omnimedia, Inc. and Robin Marino (incorporated by reference to Exhibit 10.10 to our September 2008 10-Q).
10.46*†	—	Martha Stewart Living Omnimedia, Inc. Director Deferral Plan.
10.47*†	—	Martha Stewart Living Omnimedia, Inc. Non-Employee Director Stock and Option Compensation Plan Deferral Election Form dated July 1, 2004 and Clarification dated December 23, 2008 between Martha Stewart Living Omnimedia, Inc. and Michael Goldstein.
10.48†	—	Form of Performance-Based Restricted Stock Unit Agreement pursuant to the Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K (file number 001-15395) filed on February 6, 2009).
14.1	—	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to our Current Report on Form 8-K (file number 001-15395) filed on February 27, 2007).
21*	—	List of Subsidiaries.
23.1*	—	Consent of Independent Registered Public Accounting Firm.
31.1*	—	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	—	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32*	—	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

† indicates management contracts and compensatory plans

* indicates filed herewith

** Schedules and exhibits to this Agreement have been omitted. The Company agrees to furnish a supplemental copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.

Disclosures Required by Section 303A.12 of the NYSE Listed Company Manual. Section 303A.12 of the New York Stock Exchange Listed Company Manual requires the Principal Executive Officer of each listed company to certify to the NYSE each year that he or she is not aware of any violation by the listed company of any of the NYSE corporate governance listing standards. Our Principal Executive Officer submitted the required certification without qualification to the NYSE as of May 2008. In addition, the certifications of the Principal Executive Officer and the Principal Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002 (the "SOX 302 Certifications") with respect to our disclosures in our Annual Report on Form 10-K for the year ended December 31, 2008 were filed as Exhibits 31.1 and 31.2 to such Annual Report on Form 10-K. The SOX 302 Certifications with respect to our disclosures in our Annual Report on Form 10-K for the year ended December 31, 2008 are being filed as Exhibits 31.1 and 31.2 to this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARTHA STEWART LIVING OMNIMEDIA, INC.

By: ______________________________

Name: Charles Koppelman
Title: *Principal Executive Officer*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title
Charles Koppelman	Principal Executive Officer & Executive Chairman of the Board
Allison Jacques	Principal Financial and Accounting Officer
Charlotte Beers	Director
Michael Goldstein	Director
Arlen Kantarian	Director
William Roskin	Director
Todd Slotkin	Director

Each of the above signatures is affixed as of March 16, 2009.

(This page has been left blank intentionally.)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS, FINANCIAL STATEMENT SCHEDULES AND OTHER FINANCIAL INFORMATION

All other schedules are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Martha Stewart Living Omnimedia, Inc.:

We have audited the accompanying consolidated balance sheets of Martha Stewart Living Omnimedia, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity and comprehensive loss, and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Martha Stewart Living Omnimedia, Inc. at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 10 to the consolidated financial statements, effective January 1, 2007, Martha Stewart Living Omnimedia Inc. adopted Financial Accounting Standards Board Interpretation 48, Accounting for Uncertainty in Income Taxes — an interpretation of Statement of Financial Accounting Standards No. 109.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Martha Stewart Living Omnimedia Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2009 expressed an unqualified opinion thereon.

Ernst + Young LLP

New York, New York
March 16, 2009

MARTHA STEWART LIVING OMNIMEDIA, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2008, 2007 and 2006
(in thousands except share and per share data)

	2008	2007	2006
REVENUES			
Publishing	$ 163,540	$ 183,727	$ 156,559
Merchandising	57,866	84,711	69,504
Internet	15,576	19,189	15,775
Broadcasting	47,328	40,263	46,503
Total revenues	284,310	327,890	288,341
OPERATING COSTS AND EXPENSES			
Production, distribution and editorial	136,709	154,921	138,213
Selling and promotion	71,504	89,179	74,190
General and administrative	69,632	68,514	70,173
Depreciation and amortization	7,973	7,562	8,598
Impairment charge	9,349	–	–
Total operating costs and expenses	295,167	320,176	291,174
OPERATING (LOSS)/INCOME	(10,857)	7,714	(2,833)
Interest income, net	490	2,771	4,511
Other income/expense	–	432	(17,090)
Loss on equity securities	(2,221)	–	–
Loss in equity interest	(763)	–	–
(LOSS)/INCOME BEFORE INCOME TAXES	(13,351)	10,917	(15,412)
Income tax provision	(2,314)	(628)	(838)
(LOSS)/INCOME FROM CONTINUING OPERATIONS	(15,665)	10,289	(16,250)
Loss from discontinued operations	–	–	(745)
NET (LOSS)/INCOME	$ (15,665)	$ 10,289	$ (16,995)
(LOSS) / INCOME PER SHARE			
Basic and diluted - (loss)/income from continuing operations	$ (0.29)	$ 0.20	$ (0.32)
Basic and diluted - Loss from discontinued operations	–	–	(0.01)
Basic and diluted - Net (loss)/income	$ (0.29)	$ 0.20	$ (0.33)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING			
Basic	53,360	52,449	51,312
Diluted	53,360	52,696	51,312
DIVIDENDS PER COMMON SHARE	n/a	n/a	$ 0.50

The accompanying notes are an integral part of these consolidated financial statements.

MARTHA STEWART LIVING OMNIMEDIA, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2008 and 2007
(in thousands except share and per share data)

	2008	2007
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 50,204	$ 30,536
Short — term investments	9,915	26,745
Accounts receivable, net	52,500	94,195
Inventory	6,053	4,933
Deferred television production costs	4,076	5,316
Income taxes receivable	40	513
Other current assets	3,712	3,921
Total current assets	126,500	166,159
PROPERTY, PLANT AND EQUIPMENT, net	14,422	17,086
GOODWILL AND OTHER INTANGIBLE ASSETS, net	93,312	53,605
INVESTMENTS IN EQUITY INTEREST, net	5,749	–
OTHER NONCURRENT ASSETS	21,302	18,417
Total assets	$ 261,285	$ 255,267
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 27,877	$ 27,425
Accrued payroll and related costs	7,525	13,863
Income taxes payable	142	1,246
Current portion of deferred subscription revenue	22,597	25,578
Current portion of other deferred revenue	7,582	5,598
Total current liabilities	65,723	73,710
DEFERRED SUBSCRIPTION REVENUE	6,874	9,577
OTHER DEFERRED REVENUE	13,334	14,482
LOAN PAYABLE	19,500	–
DEFERRED INCOME TAX LIABILITY	1,854	–
OTHER NONCURRENT LIABILITIES	3,005	1,969
Total liabilities	110,290	99,738
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY		
Class A Common Stock, $.01 par value, 350,000 shares authorized; 28,204 and 26,738 shares outstanding in 2008 and 2007, respectively	282	267
Class B Common Stock, $.01 par value, 150,000 shares authorized; 26,690 and 26,722 shares outstanding 2008 and 2007, respectively	267	267
Capital in excess of par value	283,248	272,132
Accumulated deficit	(132,027)	(116,362)
	151,770	156,304
Less Class A treasury stock – 59 shares at cost	(775)	(775)
Total shareholders' equity	150,995	155,529
Total liabilities and shareholders' equity	$ 261,285	$ 255,267

The accompanying notes are an integral part of these consolidated financial statements.

MARTHA STEWART LIVING OMNIMEDIA, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE LOSS
For the Years Ended December 31, 2008, 2007 and 2006
(in thousands)

	Class A Common Stock		*Class B Common Stock*					*Class A Treasury Stock*		
	Shares	*Amount*	*Shares*	*Amount*	*Capital in excess of par value*	*Accumulated Deficit*	*Accumulated Other Comprehensive Loss*	*Shares*	*Amount*	*Total*
Balance at January 1, 2006	24,882	$249	26,873	$269	$242,770	$(81,882)	$–	(59)	$(775)	$160,631
Net loss	–	–	–	–	–	(16,995)	–	–	–	(16,995)
Conversion of shares	–	–	–	–	–	–	–	–	–	–
Shares returned on net treasury basis	–	–	(82)	(1)	1	–	–	–	–	–
Issuance of shares in conjunction with stock options exercises	151	1	–	–	1,582	–	–	–	–	1,583
Issuance of shares of stock and restricted stock, net of cancellations and tax withholdings	332	3	–	–	(794)	–	–	–	–	(791)
Common stock dividends	–	–	–	–	–	(26,934)	–	–	–	(26,934)
Issuance of shares in conjunction with warrant exercises	744	8	–	–	–	–	–	–	–	8
Equity charge associated with common stock warrant	–	–	–	–	2,261	–	–	–	–	2,261
Non-cash equity compensation	–	–	–	–	11,194	–	–	–	–	11,194
Balance at December 31, 2006	26,109	261	26,791	268	257,014	(125,811)	–	(59)	(775)	130,957
Net income	–	–	–	–	–	10,289	–	–	–	10,289
Cumulative effect of adoption of FIN 48	–	–	–	–	–	(840)	–	–	–	(840)
Shares returned on a net treasury basis	–	–	(69)	(1)	1	–	–	–	–	–
Issuance of shares in conjunction with stock options exercises	91	1	–	–	307	–	–	–	–	308
Issuance of shares of stock and restricted stock, net of cancellations and tax withholdings	384	4	–	–	(3,434)	–	–	–	–	(3,430)
Issuance of shares in conjunction with warrant exercises	154	1	–	–	–	–	–	–	–	1
Equity charge associated with common stock warrant	–	–	–	–	5,530	–	–	–	–	5,530
Non-cash equity compensation	–	–	–	–	12,714	–	–	–	–	12,714
Balance at December 31, 2007	26,738	267	26,722	267	272,132	(116,362)	–	(59)	(775)	155,529
Comprehensive loss:										
Net loss	–	–	–	–	–	(15,665)	–	–	–	(15,665)
Other comprehensive loss:										
Unrealized loss on investment	–	–	–	–	–	–	(1,129)	–	–	(1,129)
Realized loss on investment	–	–	–	–	–	–	1,129	–	–	1,129
Total comprehensive loss	–	–	–	–	–	–	–	–	–	(15,665)
Shares returned on a net treasury basis	–	–	(32)	–	–	–	–	–	–	–
Issuance of shares in conjunction with stock options exercises	6	–	–	–	44	–	–	–	–	44
Issuance of shares of restricted stock, net of cancellations and tax withholdings	1,460	15	–	–	2,801	–	–	–	–	2,816
Non-cash equity compensation	–	–	–	–	8,271	–	–	–	–	8,271
Balance at December 31, 2008	28,204	$ 282	26,690	$ 267	$ 283,248	$ (132,027)	$ –	(59)	$ (775)	$ 150,995

The accompanying notes are an integral part of these consolidated financial statements.

MARTHA STEWART LIVING OMNIMEDIA, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2008, 2007 and 2006
(in thousands)

	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES			
Net (loss)/income	$ (15,665)	$ 10,289	$ (16,995)
Adjustments to reconcile net (loss)/income to net cash provided by/(used in) operating activities:			
Non-cash revenue	(2,502)	–	–
Depreciation and amortization	7,973	7,562	8,598
Amortization of deferred television production costs	21,478	21,029	25,324
Impairment of intangibles	9,349	–	–
Non-cash equity compensation	8,526	19,118	13,811
Deferred income tax expense	1,854	–	–
Loss in equity interest	763	–	–
Loss on equity securities	2,221	–	–
Other non-cash charges	815	–	–
Changes in operating assets and liabilities	6,758	(46,263)	(36,449)
Net cash provided by/(used in) operating activities	41,570	11,735	(5,711)
CASH FLOWS FROM INVESTING ACTIVITIES			
Acquisition of business	(46,310)	–	–
Investments in equity interest	(6,512)	–	–
Capital expenditures	(2,864)	(5,032)	(8,342)
Purchases of short-term investments	(9,915)	(186,210)	(189,755)
Sales of short-term investments	26,745	194,786	238,222
Investment in other non-current assets	–	(10,150)	–
Net cash provided by/(used in) investing activities	(38,856)	(6,606)	40,125
CASH FLOWS FROM FINANCING ACTIVITIES			
Debt issuance costs	(719)	–	–
Proceeds from long-term debt	30,000	–	–
Repayment of long-term debt	(10,500)	–	–
Dividends paid	–	–	(26,101)
Proceeds from exercise of stock options	44	308	750
Issuance of stock, warrants and restricted stock, net of cancellations and tax liabilities	(1,871)	(3,429)	(784)
Net cash provided by/(used in) financing activities	16,954	(3,121)	(26,135)
Net increase in cash	19,668	2,008	8,279
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	30,536	28,528	20,249
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 50,204	$ 30,536	$ 28,528
SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:			
Acquisition of business financed by stock issuance	$ 5,000		

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions except share data and where noted)

1. THE COMPANY

Martha Stewart Living Omnimedia, Inc. (together with its wholly owned subsidiaries, the "Company") is a leading provider of original "how to" content and products for homemakers and other consumers. The Company's business segments are Publishing, Merchandising, Internet and Broadcasting. The Publishing segment primarily consists of the Company's operations related to its magazines and books. The Merchandising segment consists of the Company's operations related to the design of merchandise and related promotional and packaging materials that are distributed by its retail and manufacturing partners in exchange for royalty income, as well as operations relating to direct-to-consumer floral business and sales of digital photo products. The Internet segment comprises the website *marthastewart.com*, *marthastewartweddings.com* and *wholeliving.com*. The Broadcasting segment primarily consists of the Company's television production operations which produce television programming that airs in syndication and on cable, and also those related to its satellite radio channel on Sirius.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of all wholly owned subsidiaries. Equity investments over which the Company exercises significant influence, but do not control and are not the primary beneficiary, are accounted for using the equity method of accounting. This method requires the Company's equity investment to be adjusted each reporting period to reflect the Company's share in the investee's income or losses. Investments in which the Company does not exercise significant influence over the investee are accounted for using the cost method of accounting. Intercompany transactions are eliminated.

Acquisitions

The Company accounts for acquisitions using the purchase method. Under this method, the acquiring company allocates the purchase price to the assets acquired based upon their estimated fair values at the date of acquisition, including intangible assets that can be identified. The purchase price in excess of the fair value of the net assets acquired is recorded as goodwill.

Cash and Cash Equivalents

Cash and cash equivalents include cash equivalents that mature within three months of the date of purchase (see Note 3).

Short-term Investments

Short-term investments include investments that have maturity dates in excess of three months on the date of acquisition. Unrealized gains/losses were insignificant in 2007 and 2008 (see Note 3).

Revenue Recognition

The Emerging Issues Task Force ("EITF") reached a consensus in May 2003 on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21") which became effective for revenue arrangements starting in the third quarter of 2003. In an arrangement with multiple deliverables, EITF 00-21 provides guidance to determine a) how the arrangement consideration should be measured, b) whether the arrangement should be divided into separate units of accounting, and c) how the arrangement consideration should be allocated among the separate units of accounting. The Company has applied the guidance included in EITF 00-21 in establishing revenue recognition policies for its arrangements with multiple deliverables. For agreements with multiple deliverables, if the Company is unable to put forth vendor specific objective evidence required under EITF 00-21 to determine the fair value of each deliverable, then the Company will account for the deliverables as a combined unit of accounting rather than separate units of accounting. In this case, revenue will be recognized as the earnings process is completed.

Magazine advertising revenues are recorded upon release of magazines for sale to consumers and are stated net of agency commissions and cash and sales discounts. Allowances for estimated bad debts are provided based upon historical experience.

Deferred subscription revenue results from advance payments for subscriptions received from subscribers and is recognized on a straight-line basis over the life of the subscription as issues are delivered.

Newsstand revenues are recognized based on the on-sale dates of magazines and are recorded based upon estimates of sales, net of brokerage and newsstand related fees. Estimated returns are recorded based upon historical experience.

Deferred book revenue results from advance payments received from the Company's publisher and is recognized as manuscripts are delivered to and accepted by the publisher. Revenue is also earned from book publishing as sales on a unit basis exceed the advanced royalty.

Television advertising revenues are recognized when the related commercial is aired and are recorded net of agency commission, estimated reserves for television audience underdelivery and, for season 2 of "The Martha Stewart Show," NBC distribution fees. In lieu of license fees, the Company gained additional advertising inventory beginning in the third season. Therefore, season 3 and season 4 revenues are reported net of only the agency commission and estimated reserves for television audience underdelivery. Television product placement revenues are recognized when the segment featuring the related product/brand immersion is initially aired. Licensing revenues are recorded as earned in accordance with the specific terms of each agreement. Licensing revenues from the Company's radio programming are recorded on a straight-line basis over the term of the agreement. Internet advertising revenues based on the sale of impression-based advertisements are recorded in the period in which the advertisements are served.

Licensing-based revenues, most of which are in the Company's Merchandising segment, are accrued on a monthly basis, based on the specific mechanisms of each contract. Generally, revenues are accrued based on actual sales, while any minimum guarantees are earned evenly over the fiscal year. Revenues related to the Company's agreement with Kmart are recorded on a monthly basis based on actual retail sales, until the last period of the year, when the Company recognizes a substantial majority of the true-up between the minimum royalty amount and royalties paid on actual sales, when such amounts are determinable. Payments are generally made by the Company's partners on a quarterly basis.

Inventory

Inventory consisting of paper is stated at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method.

Television Production Costs

Television production costs are capitalized and amortized based upon estimates of future revenues to be received and future costs to be incurred for the applicable television product. The Company bases its estimates on existing contracts for programs, historical advertising rates and ratings, as well as market conditions. Estimated future revenues and costs are adjusted regularly based upon actual results and changes in market and other conditions.

Property, Plant and Equipment

Property, plant and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the lease term or, if shorter, the estimated useful lives of the related assets.

Costs incurred to develop the Company's website are required to be capitalized and amortized over the estimated useful life of the website in accordance with EITF 00-2, "Accounting for Web Site Development Costs" and Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." For the year ended 2008 and 2007, the Company capitalized $0.3 million and $1.2 million, respectively, of costs associated with the website development. These capitalized costs will be amortized over the useful life of the website.

The useful lives of the Company's assets are as follows:

Studio sets	2 years
Furniture, fixtures and equipment	3 – 5 years
Computer hardware and software	3 – 5 years
Leasehold improvements	life of lease

Goodwill and Intangible Assets

Goodwill

The following table represents the change in the carrying amount of goodwill for each segment during each fiscal year:

(In thousands)	Carrying Value at December 31, 2006 and 2007	Acquisition of business	Impairment charge	Carrying Value at December 31, 2008
Publishing	$53,105	$ -	$ (8,849)	$44,256
Merchandising	-	510	-	510
Broadcasting	-	340	-	340
Total	$53,105	$ 850	$ (8,849)	$45,106

The Company reviews goodwill for impairment by applying a fair-value based test annually, or more frequently if events or changes in circumstances warrant, in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Potential goodwill impairment is measured based upon a two-step process. In the first step, the Company compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus making the second step in impairment testing unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of the impairment loss. The Company considered the income, market and cost approaches in arriving at its indicators of fair value. The

Company relied on the income and market approaches to arrive at its valuation conclusion. The cost approach was viewed as the floor for the value of the reporting units and was calculated based on the book value of working capital. The income approach was given greater weight than the market approach due to the lack of strongly comparable companies, the significant fluctuations in the financial markets and the lack of recently comparable transactions. The material assumptions used for the income approach were the forecasted revenue growth by reporting unit, as well as the discount rate and long-term growth rate. The Company considered historical rates and current market conditions when determining the discount and growth rates used in its analyses. For the market approach, the material assumptions were financial data for comparable companies, adjusted for differences in size, diversification and profitability. In addition, the Company reconciled the sum of the fair values of the reporting units to the total market capitalization of the Company. The Company's estimates are subject to uncertainty, and may be affected by a number of factors outside its control, including general economic conditions, the competitive market, and regulatory changes. If actual results differ from the Company's estimate of future cash flows, revenues, earnings and other factors, it may record additional impairment charges in the future.

As a result of the annual test in connection with the preparation of this Annual Report on Form 10-K, the Company determined that the carrying amount of the *Body & Soul* properties reporting unit exceeded its fair value and recorded a non-cash goodwill impairment charge of approximately $8.8 million in 2008. The fair value of the Body & Soul reporting unit was calculated using the income approach, which requires estimates of future operating results and cash flows discounted using an estimated discount rate. The estimates resulted from updated financial forecasts which reflect the Company's updated market view, business model revisions, and lower spending levels. The Company evaluated the impact of these revised forecasts on its view of the Body & Soul reporting unit and determined that a write-off of the goodwill was appropriate. For the years ended December 31, 2007 and 2006, no impairment charges were deemed necessary.

Intangible assets

The components of intangible assets as of December 31, 2008 are set forth in the schedule below, and are reported within the Publishing, Merchandising and Broadcasting:

(in thousands)	Balance at December 31, 2006 and 2007	Acquisition of business	Amortization expense	Impairment charge	Balance at December 31, 2008
Trademarks	$ 500	$45,200	$ -	$(500)	$45,200
Other intangibles	900	5,260	-	-	6,160
Accumulated amortization — other intangibles	(900)	-	(2,254)	-	(3,154)
Total	$ 500	$50,460	$(2,254)	$(500)	$48,206

The Company reviews long-lived tangible assets and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that their carrying values may not be recoverable, in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." Using the Company's best estimates based on reasonable assumptions and projections, the Company records an impairment loss to write down the assets to their estimated fair values if carrying values of such assets exceed their related undiscounted expected future cash flows. The impairment loss is measured as the amount by which the carrying amount exceeds the fair value. The Company evaluates intangible assets with finite useful lives by individual magazine title or other applicable property, which is the lowest level at which independent cash flows can be identified. The Company evaluates corporate assets or other long-lived assets that are not specific to certain magazine titles or properties at a consolidated entity or segment reporting unit level, as appropriate.

In the fourth quarter of 2008, the Company recorded a non-cash impairment charge of $0.5 million for the write down of intangible assets in the Publishing business segment related to the 2004 acquisition of the Body & Soul properties. For the years ended December 31, 2007 and 2006, no impairment charges were deemed necessary.

Investments in Equity Interest

In the first quarter of 2008, the Company entered into a series of transactions with WeddingWire, a localized wedding platform that combines an online marketplace with planning tools and a social community. In exchange for a cash payment from the Company of $5.0 million, the Company acquired approximately 43% of the equity in WeddingWire. The Company also entered into a commercial agreement related to software and content licensing, and media sales. The transaction has been accounted for using the equity method. Accordingly, the Company allocated $0.6 million of the purchase price to intangible assets related to the commercial agreement and the remaining $4.4 million to investment in equity interest. The intangible asset was determined to have a life of three years and is being amortized accordingly. The Company records its proportionate share of the GAAP results of WeddingWire one quarter in arrears within the loss in equity interest on the condensed consolidated statement of operations.

In the fourth quarter of 2008, the Company entered into an agreement with pingg, an online invitation and event management site. In exchange for a cash payment of $2.2 million, the Company acquired approximately 21% percent of the equity in pingg. The Company also entered into a commercial agreement related to software. The Company will record its proportionate share of the GAAP results of pingg one quarter in arrears beginning in the first quarter of 2009.

Investments in Other Non-Current Assets

The Company has certain investments that are accounted for under the cost method of accounting because the Company does not have the ability to exercise significant influence over those investees. Under the cost method of accounting, investments in private companies are carried at cost and are only adjusted for other-than-temporary declines in fair value and distributions of earnings. For cost method investments in public companies that have readily determinable fair values, the Company classifies its investments as available-for-sale in accordance with Statement of Financial Accounting Standards ("SFAS") No 115, *Accounting for Certain Investments in Debt and Equity Securities*, and, accordingly, records these investments at their fair values with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity as accumulated other comprehensive income/(loss). If a decline in fair value is judged to be other than temporary, the cost basis of the security will be written down to fair value and the amount of the write down will be accounted for as a realized loss, included in earnings.

In August 2007, as part of a transaction led by GTCR Golder Rauner, the Company invested $10.2 million ($10 million in cash and $0.2 million in related acquisition costs) in exchange for Class A Preferred and Common Units in United Craft MS Brands, LLC ("United Craft"), a holding company of the newly combined entity, Wilton Products Inc., which owns EK Success, Wilton Industries, and Dimensions Holding. The investment gives the Company a 3.8% ownership interest in United Craft, which the Company records as a cost method investment.

At the time of the August investment, and in connection with the acquisition by United Craft of Wilton Industries and Dimensions Holding, the Company modified the terms of its existing agreement with United Craft. In 2006, the Company had entered into a licensing relationship with United Craft and its affiliates, including EK Success, for the creation, marketing and sale of paper-based craft products. In connection with that initial license, the Company received a deeply subordinated equity interest in United Craft represented by Class M Common Units. The Company's ability to realize value from that subordinated equity interest was contingent on, among other matters, majority stockholders receiving a specified rate of return in respect of their senior securities. Pursuant to the August amendment to the existing agreement, the proportionate size of the Company's subordinated interest in the equity of United Craft was reduced and the requisite hurdle rate for the senior equity was reduced as well. Consistent with the accounting treatment of the original subordinated equity interest in United Craft, the Company valued the Class M Common Units and recorded the amount as deferred revenue in the Merchandising segment. The Company engaged an external valuation services firm to value the investment, and finalized, in the fourth quarter of 2007, the fair value of the Class M Common Units as $2.6 million.

In 2007, concurrently with the investment agreement, the Company entered into an additional licensing agreement with Wilton Industries. During 2008 and 2007, the Company recognized royalties from the initial 2006 agreement with EK Success. Royalties from Wilton Industries are not expected to be generated until the launch of the licensed products at a future date.

During the second quarter of 2008, the Company entered into a three-year agreement with TurboChef Technologies, Inc. ("TurboChef") to provide intellectual property and promotional services in exchange for $10 million. In lieu of cash consideration, TurboChef provided initial compensation in 2008 in the form of 381,049 shares of TurboChef stock and a warrant to purchase 454,000 shares of TurboChef stock for an aggregate fair value of approximately $5 million. In addition, in each of the second and third years of this agreement, the Company will receive $2.5 million of TurboChef stock or cash, at TurboChef's option. Total consideration for this agreement will be recognized on a straightline basis over the three-year term.

In accordance with SFAS No. 115 the TurboChef shares are considered available-for-sale-securities and are recorded at fair value each quarter, with adjustments recorded in other comprehensive income. As of December 31, 2008, the fair market value of TurboChef shares of $1.9 million was below our actual carrying value. The Company determined that the decrease in fair market value of these shares was other than temporary and accordingly, the Company recognized a charge in the amount of $1.1 million which was recorded in other expense in the statement of operations.

The warrant meets the definition of a derivative in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* and is marked to market each quarter with the adjustment recorded in other income or other expense. For the year ended December 31, 2008, we recorded a $1.1 million loss in other expense in the statement of operations.

Non-cash amounts related to this agreement have been appropriately adjusted in the cash flows from operating activities in the statement of cash flows.

On January 5, 2009, the Middleby Corporation completed its acquisition of TurboChef in a cash and stock transaction. Under the terms of the merger agreement, holders of TurboChef's common shares will receive a combination of $3.67 in cash and 0.0486 Middleby shares of common stock per TurboChef share. The consideration upon acquisition would equate to $1.9 million which represents $1.4 million in cash and 18,518 shares of Middleby worth $0.5 million on January 5, 2009. The original warrant converted into a warrant to acquire 24,607 shares of Middleby Common Stock at a price per share of $88.38.

Advertising Costs

Advertising costs, consisting primarily of direct-response advertising, are expensed in the period incurred.

Earnings Per Share

Basic earnings per share is computed using the weighted average number of actual common shares outstanding during the period. Diluted earnings per share reflects the potential dilution that would occur from the exercise of stock options and shares covered under a warrant and the vesting of restricted stock. For the years ended December 31, 2008, 2007, and 2006, the shares subject to options, the warrant, and restricted stock awards that were excluded from the computation of diluted earnings per share because their effect would have been antidilutive were 5,858,784, 2,276,622 and 3,404,478 with weighted average exercise prices of $6.83, $15.43, and $18.45, respectively.

Options granted under the Martha Stewart Living Omnimedia LLC Nonqualified Class A LLC Unit/Stock Option Plan are not included as they are not dilutive (see Note 9, "Employee and Non-Employee Benefit and Compensation Plans").

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Management does not expect such differences to have a material effect on the Company's consolidated financial position or results of operations.

Equity Compensation

See Note 9, "Employee and Non-Employee Benefit and Compensation Plans," for discussion of equity compensation.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which clarifies the definition of fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurement. SFAS 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. However, on February 12, 2008, the FASB issued FASB Staff Position ("FSP") FAS 157-2 which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. The Company adopted SFAS 157 as of January 1, 2008 for financial assets and liabilities. The adoption of SFAS 157 for financial assets and liabilities did not have a material impact on the consolidated financial statements. The Company is currently assessing the impact to the Company's consolidated financial position, cash flows and results of operations upon adoption of SFAS 157 for nonfinancial assets and nonfinancial liabilities as deferred by this FSP.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" (Revised) ("SFAS 141(R)"). SFAS 141(R) replaces the current standard on business combinations and will significantly change the accounting for and reporting of business combinations in consolidated financial statements. SFAS 141(R) requires an entity to measure the business acquired at fair value and to recognize goodwill attributable to any noncontrolling interests (previously referred to as minority interests) rather than just the portion attributable to the acquirer. SFAS 141(R) will also result in fewer exceptions to the principle of measuring assets acquired and liabilities assumed in a business combination at fair value. In addition, SFAS 141(R) will require payments to third parties for consulting, legal, audit, and similar services associated with an acquisition to be recognized as expenses when incurred rather than capitalized as part of the business combination. Also in December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51" ("SFAS 160"). SFAS 160 requires that accounting and reporting for minority interests be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 141(R) and SFAS 160 are required to be adopted simultaneously and are effective for the Company beginning January 1, 2009, with earlier adoption prohibited. These standards will change the Company's accounting treatment for business combinations on a prospective basis. These standards will have no impact on the previous acquisitions recorded by the Company in the financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS 161"). SFAS 161 amends and expands the disclosure requirements of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." It requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008. Accordingly, the Company will adopt SFAS 161 in 2009.

3. CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash and cash equivalents consist of highly liquid investments with maturities of three months or less at date of purchase. Cash equivalents are carried at cost, which approximates their fair market value. Cash and cash equivalents at December 31, 2008 and 2007 consisted of the following:

(in thousands)	2008	2007
Cash	$ 22,790	$ 19,469
Money market funds	27,414	11,067
Total cash and cash equivalents	$ 50,204	$ 30,536

As of December 31, 2008, short-term investments consisted solely of U.S. government and agency securities.

The Company's short-term investments are accounted for as available for sale securities under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." These investments are recorded at cost, which approximates fair market value; therefore the Company has no unrealized gains or losses from these investments.

Short-term investments at December 31, 2008 and 2007 consisted of the following:

(in thousands)	2008	2007
Municipal debt securities	$ –	$ 19,586
Auction rate securities	–	2,875
Corporate debt securities	–	4,284
U.S. government and agency securities	9,915	–
Total short-term investments	$ 9,915	$ 26,745

All income generated from short-term investments is recorded as interest income.

4. ACCOUNTS RECEIVABLE, NET

The components of accounts receivable at December 31, 2008 and 2007 are as follows:

(in thousands)	2008	2007
Advertising	$ 38,656	$ 42,828
Licensing	13,390	50,111
Other	3,825	6,061
	55,871	99,000
Less: reserve for credits and uncollectible accounts	3,371	4,805
	$ 52,500	$ 94,195

As of December 31, 2008 and 2007, accounts receivable from Kmart were approximately $5.9 million and $45.1 million, respectively, primarily related to the true-up payment due to the minimum guaranteed royalty for the applicable year. Payment of such respective receivables was received by the Company in the first quarter of the following year, prior to the respective filings of the Annual Report on Form 10-K for the applicable period.

5. INVENTORY

Inventory is comprised of paper, and was valued at $6.1 million and $4.9 million at December 31, 2008 and 2007, respectively. Cost is determined using the first in, first out (FIFO) method.

6. PROPERTY, PLANT AND EQUIPMENT, NET

The components of property, plant and equipment at December 31, 2008 and 2007 were as follows:

(in thousands)	2008	2007
Studios and equipment	$ 4,202	$ 4,202
Furniture, fixtures and equipment	10,845	10,518
Computer hardware and software	27,090	25,956
Leasehold improvements	28,672	27,279
Total Property, Plant and Equipment	70,809	67,955
Less: accumulated depreciation and amortization	56,387	50,869
Net Property, Plant and Equipment	$ 14,422	$ 17,086

Depreciation and amortization expenses related to property, plant and equipment were $5.5 million, $7.6 million and $8.5 million, for the years ended December 31, 2008, 2007 and 2006, respectively.

7. CREDIT FACILITIES

The Company has a line of credit with Bank of America in the amount of $5.0 million, which is generally used to secure outstanding letters of credit. Under the terms of the credit agreement, the Company is required to satisfy certain debt covenants, with which the Company was in compliance as of December 31, 2008. The Company had no outstanding borrowings under this facility as of December 31, 2008 and had letters of credit of $2.7 million.

The Company entered into a loan agreement with Bank of America in the amount of $30 million related to the acquisition of certain assets of Emeril Lagasse. The loan was originally secured by cash collateral of $28.5 million. In the third quarter of 2008, the cash collateral was replaced by collateral consisting of substantially all of the assets of the Emeril business that were acquired by the Company. Martha Stewart Living Omnimedia, Inc. and most of its domestic subsidiaries are guarantors of the loan. The loan agreement requires equal principal payments and related interest to be paid by the Company quarterly for the duration of the loan term, approximately 5 years. During the third quarter of 2008, in addition to the Company's quarterly payment on September 30, 2008, the Company prepaid $4.5 million in principal representing the amounts due on December 31, 2008, March 31, 2009 and June 30, 2009. During the fourth quarter of 2008, the Company prepaid $3.0 million in principal representing the amounts due on September 30, 2009, and December 31, 2009. Accordingly, the loan payable is classified as a non-current liability as of December 31, 2008. The interest rate on the loan is a floating rate of 1-month LIBOR plus 2.85%. The Company expects to pay the principal installments and interest expense with cash from operations.

The loan terms include financial covenants, failure with which to comply would result in an event of default and would permit Bank of America to accelerate and demand repayment of the loan in full. As of December 31, 2008, the Company was in compliance with all the financial covenants. A summary of the most significant financial covenants is as follows:

Financial Covenant	Required at December 31, 2008
Tangible Net Worth	Greater than $40.0 million
Funded Debt to EBITDA (a)	Less than 2.0
Parent Guarantor (the Company) Basic Fixed Charge Coverage Ratio (b)	Greater than 2.75
Quick Ratio	Greater than 1.0

(a) EBITDA is earnings before interest, taxes, depreciation and amortization as defined in the loan agreement.

(b) Basic Fixed Charge Coverage is the ratio of EBITDA for the trailing four quarters to the sum of interest expense for the trailing four quarters and the current portion of long-term debt at the covenant testing date.

The loan agreement also contains a variety of other customary affirmative and negative covenants that, among other things, limit the Company's and its subsidiaries' ability to incur additional debt, suffer the creation of liens on their assets, pay dividends or repurchase stock, make investments or loans, sell assets, enter into transactions with affiliates other than on arm's length terms in the ordinary course of business, make capital expenditures, merge into or acquire other entities or liquidate. The negative covenants expressly permit the Company to, among other things: incur an additional $15 million of debt to finance permitted investments or acquisitions; incur an additional $15 million of earnout liabilities in connection with permitted acquisitions; spend up to $30 million repurchasing the Company's stock or paying dividends thereon (so long as no default or event of default existed at the time of or would result from such repurchase or dividend payment and the Company would be in pro forma compliance with the above-described financial covenants assuming such repurchase or dividend payment had occurred at the beginning of the most recently-ended four-quarter period); make investments and acquisitions (so long as no default or event of default existed at the time of or would result from such investment or acquisition and the Company would be in pro forma compliance with the above-described financial covenants assuming the acquisition or investment had occurred at the beginning of the most recently-ended four-quarter period); make up to $15 million in capital expenditures in fiscal year 2008 and $7.5 million in each subsequent fiscal year, provided that the Company can carry over any unspent amount to any subsequent fiscal year (but in no event may the

Company make more than $15 million in capital expenditures in any fiscal year); sell one of the Company's investments (or any asset the Company might receive in conversion or exchange for such investment); and sell assets during the term of the loan comprising, in the aggregate, up to 10% of the Company's consolidated shareholders' equity, provided the Company receives at least 75% of the consideration in cash.

8. SHAREHOLDERS' EQUITY

Common Stock

The Company has two classes of common stock outstanding. The Class B Common Stock is identical in all respects to Class A Common Stock, except with respect to voting and conversion rights. Each share of Class B Common Stock entitles its holder to ten votes and is convertible on a one-for-one basis to Class A Common Stock at the option of the holder and automatically upon most transfers.

In late July 2006, the Company's Board of Directors declared a one-time special dividend of $0.50 per share for a total value of $26.9 million. During September 2006, the Company paid $26.1 million in dividends and reduced the aggregate exercise price under certain warrants by an aggregate of $0.8 million on account of the dividend.

9. EMPLOYEE AND NON-EMPLOYEE BENEFIT AND COMPENSATION PLANS

Retirement Plans

The Company established a 401(k) retirement plan effective July 1, 1997, available to substantially all employees. An employee can contribute up to a maximum of 25% of compensation to the plan, or the maximum allowable contribution by the Internal Revenue Code ($0.02 million in 2008, 2007 and 2006), whichever is less. The Company matches 50% of the first 6% of compensation contributed. Employees vest ratably in employer-matching contributions over a period of four years of service. The employer-matching contributions totaled approximately $1.1 million, $1.2 million and $1.1 million for the years ended December 31, 2008, 2007 and 2006, respectively.

The Company does not sponsor any post-retirement and/or post-employment benefit plan.

Stock Incentive Plans

Prior to May 2008, the Company had several stock incentive plans that permitted the Company to grant various types of share-based incentives to key employees, directors and consultants. The primary types of incentives granted under these plans were stock options and restricted shares of common stock. The Compensation Committee of the Board of Directors was authorized to grant up to a maximum of 10,000,000 underlying shares of Class A Common Stock under the Martha Stewart Living Omnimedia, Inc. Amended and Restated 1999 Stock Incentive Plan (the "1999 Option Plan"), and up to a maximum of 600,000 underlying shares of Class A Common Stock under the Company's Non-Employee Director Stock and Option Compensation Plan (the "Non-Employee Director Plan").

In April 2008, the Company's Board of Directors adopted the Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan (the "New Stock Plan"), which was approved by the Company's stockholders at the Company's 2008 annual meeting in May 2008. The New Stock Plan has 10,000,000 shares of Class A Common Stock available for issuance. The New Stock Plan replaced the 1999 Option Plan and Non-Employee Director Plan (together, the "Prior Plans"), which together had an aggregate of approximately 1,850,000 shares still available for issuance. Therefore, the total net effect of the replacement of the Prior Plans and adoption of the New Stock Plan was an increase of approximately 8,150,000 shares of Class A Common Stock available for issuance under the Company's stock plans.

In November 1997, the Company established the Martha Stewart Living Omnimedia LLC Nonqualified Class A LLC Unit/Stock Option Plan (the "1997 Option Plan"). The Company had an agreement with Martha Stewart whereby she periodically returned to the Company shares of Class B Common Stock owned by her or her affiliates in amounts corresponding on a net treasury basis to the number of options exercised under the 1997 Option Plan during the relevant period. As of the first quarter of 2008, all shares of Class B Common Stock due to the Company pursuant to this agreement have been returned. No options remain outstanding under the 1997 Option Plan and no further awards will be made from the 1997 Option Plan.

Effective January 1, 2006, the Company adopted the fair-value recognition provisions of SFAS 123R, "Share-Based Payment" and Securities and Exchange Commission Staff Accounting Bulletin No. 107 using the modified prospective transition method. Compensation cost recognized in the years ended December 31, 2008, 2007, and 2006 includes the relevant portion (the amount vesting in the respective periods) of share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. Restricted shares are valued at the market value of traded shares on the date of grant, while stock options are valued using a Black-Scholes option pricing model.

Black-Scholes Assumptions

The Company uses the Black-Scholes option pricing model to value options and warrants issued. The model requires numerous assumptions, including expected volatility of the Company's Class A Common Stock price, expected life of the option and expected cancellations. These assumptions are reviewed and used to value grants when they are issued. Further, certain grants are subject to revaluation at reporting period end dates or when vesting provisions lapse. In the fourth quarter of 2006, the Company re-examined its volatility calculation that had previously included all historical closing prices since the Company's initial public offering in 1999. The Company believes that the historical closing prices throughout 2006 and forward represent a more accurate volatility of the Company's stock and is generally consistent with the implied market volatility of its publicly traded options and in-line with its industry peer group. Therefore, the Company determined its current volatility calculation using historical closing prices starting January 1, 2006. For presentation purposes, the Company's Black-Scholes model represents a blend of assumptions including the Company's 2006 updated volatility for those options that are priced when vesting provisions lapse.

Stock Options and Warrants

Options which were issued under the 1999 Option Plan were granted with an exercise price equal to the closing price of Class A Common Stock on the most recent prior date for which a closing price is available, without regard for after-hours trading. Options granted under the New Stock Plan are granted with an exercise price equal to the closing price of the Class A Common Stock on the date of grant. Stock options have an exercise term not to exceed 10 years. The Compensation Committee determines the vesting period for the Company's stock options. Generally, employee stock options vest ratably on each of either the first three or four anniversaries of the grant date. Non-employee director options are subject to various vesting schedules ranging from one to three years from the grant date. The vesting of certain option awards to non-employees is generally contingent upon the satisfaction of various milestones. Employee option awards usually do not provide for accelerated vesting upon retirement, death, or disability unless otherwise provided in the applicable award agreement. Severance of a participant covered by the Martha Stewart Living Omnimedia, Inc. 2008 Executive Severance Plan also triggers accelerated vesting of that participant's equity awards unless otherwise provided in the applicable award agreement.

Compensation expense is recognized in the production, distribution and editorial, the selling and promotion, and the general and administrative expense lines of the Company's consolidated statements of operations. For the years ended December 31, 2008, 2007, and 2006, the Company recorded non-cash equity compensation expense of $8.5 million, $19.1 million, and $13.8 million, respectively. In 2006 and 2005, the Company capitalized $0.2 million and $1.3 million, respectively, of non-cash equity compensation which was issued in connection with the execution of certain licensing agreements. Accordingly, the value of the shares is amortized to non-cash equity compensation expense as revenues are recognized. As of December 31, 2008, capitalized non-cash equity compensation was $0.4 million.

As of December 31, 2008, there was $5.4 million of total unrecognized compensation cost related to nonvested stock options to be recognized over a weighted average period of approximately 2.5 years.

The intrinsic values of options exercised during the years ended December 31, 2008 and 2007 were not significant. The total cash received from the exercise of stock options for the years ended December 31, 2008 and 2007 was $0.1 million and $0.3 million respectively, and is classified as financing cash flows.

During 2008, the Company issued options for 2,700,000, 50,000 and 887,234 shares of Class A Common Stock under the 1999 Option Plan, the Non-Employee Director Plan, and the New Stock Plan, respectively. The fair value of non-employee contingent awards where vesting restrictions lapsed in 2008 was estimated on the date when vesting provisions lapsed, using the Black-Scholes option-pricing model on the basis of the following weighted average assumptions:

	2008	2007	2006
Risk-free interest rates	3.3% - 3.7%	3.5% - 5.1%	4.5% - 5.2%
Dividend yields	Zero	Zero	Zero
Expected volatility	45.5% - 47.8%	32.9% - 41.5%	35.5% - 65.7%
Expected option life	7.1 - 7.5 years	4.6 - 8.4 years	2.5 - 9.5 years
Average fair market value per option granted	$2.00 - $2.55	$2.89 - $13.32	$7.29 - $14.59

Note: This table represents a blend of assumptions including the Company's 2006 updated volatility for those options that are priced when vesting provisions lapse.

Changes in outstanding options under the 1999 Option Plan and the Non-Employee Director Plan during the years ended December 31, 2008 and 2007 were as follows:

	Number of shares subject to options	Weighted average exercise price
Outstanding as of December 31, 2006	1,723,350	$ 18.70
Granted	52,500	18.09
Exercised	(40,650)	6.87
Cancelled	(12,000)	12.05
Outstanding as of December 31, 2007	1,723,200	$ 19.01
Granted	2,750,000	7.05
Exercised	(6,425)	6.78
Cancelled	(935,384)	7.71
Outstanding as of December 31, 2008	3,531,391	$ 12.71
Options exercisable at December 31, 2008	1,636,391	$ 19.26
Equity available for grant at December 31, 2008 after deducting restricted stock outstanding	–	

Changes in outstanding options under the New Stock Plan during the year ended December 31, 2008 are as follows:

	Number of shares subject to options	Weighted average exercise price
Outstanding as of December 31, 2007	–	–
Granted	865,000	8.56
Exercised	0	0
Cancelled	(7,500)	9.09
Outstanding as of December 31, 2008	857,500	$8.55
Options exercisable at December 31, 2008	–	–
Equity available for grant at December 31, 2008 after deducting restricted stock outstanding	8,548,459	

The following table summarizes information about the shares subject to stock options outstanding under the Company's option plans as of December 31, 2008:

		Shares Subject to Options Outstanding		Shares Subject to Options Exercisable	
Range of Exercise Price Per Share	Weighted Average Remaining Contractual Life in Years	Number Outstanding	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.60	0	0	$ 0	0	$ 0
$6.78-$10.61	2.5	2,959,667	7.59	207,167	8.44
$14.90-$15.75	2.1	13,725	15.37	13,725	15.37
$15.90	3.1	150,000	15.9	150,000	15.90
$16.45-$18.90	4.7	683,699	18.46	683,699	18.46
$19.92-$26.25	5.9	231,300	20.92	231,300	20.92
$26.56-$33.75	4.0	350,500	27.71	350,500	27.71
$0.60-$33.75	3.2	4,388,891	$11.90	1,636,391	$19.26

Restricted Stock

Restricted stock represents shares of common stock that are subject to restrictions on transfer and risk of forfeiture until the fulfillment of specified conditions. Restricted stock is generally expensed ratably over the restriction period, typically ranging from three to four years. Restricted stock expense for the three months ended December 31, 2008 and 2007 was $1.7 million and $3.3 million, respectively. Restricted stock expense for the years ended December 31, 2008 and 2007 was $6.8 million and $11.9 million, respectively.

Included in restricted stock expense for the year ended December 31, 2008 is $0.1 million which represents amortization of 200,000 shares that are subject to market condition vesting terms. These shares were granted to Mr. Koppelman pursuant to his September 2008 employment agreement.

A summary of the Company's 1999 Option Plan nonvested restricted stock shares as of December 31, 2008 and changes during the year ended December 31, 2008 is as follows:

(in thousands, except share data)	Shares	Weighted Average Grant Date Value
Nonvested at December 31, 2007	961,364	$ 17,404
Granted	583,932	4,122
Vested(1)	(725,181)	(11,390)
Forfeitures	(215,434)	(2,724)
Nonvested at December 31, 2008	604,681	$ 7,412

(1) Included in the gross shares vested during the period ended December 31, 2008 are 263,255 shares of Class A common stock which were surrendered by recipients in order to fulfill their tax withholding obligations.

The fair value of nonvested shares is determined based on the closing price of the Company's Class A Common Stock on the day preceding grant date. The weighted-average grant date fair values of nonvested shares granted during the periods ended December 31, 2008 and 2007 were $4.1 million and $11.0 million, respectively. As of December 31, 2008, there was $4.2 million of total unrecognized compensation cost related to nonvested restricted stock arrangements to be recognized over a weighted-average period of approximately 1 year.

A summary of the Company's New Stock Plan nonvested restricted stock shares as of December 31, 2008 and changes during the year ended December 31, 2008 is as follows:

(in thousands, except share data)	Shares	Weighted Average Grant Date Value
Nonvested at December 31, 2007	—	$ —
Granted	604,750	4,978
Vested(1)	(20,000)	(56)
Forfeitures	(1,500)	(11)
Nonvested at December 31, 2008	583,250	$ 4,911

(1) Included in the gross shares vested during the period ended December 31, 2008 are 8,458 shares of Class A common stock which were surrendered by recipients in order to fulfill their tax withholding obligations.

The fair value of nonvested shares is determined based on the closing price of the Company's Class A Common Stock on the grant date. The weighted-average grant date fair values of nonvested shares granted during the twelve-months ended December 31, 2008 were $5.0 million. As of December 31, 2008, there was $4.4 million of total unrecognized compensation cost related to nonvested restricted stock arrangements to be recognized over a weighted-average period of approximately 2.5 years.

Non-Employee Equity Compensation

In consideration of the execution in September 2004 of a consulting agreement under which Mark Burnett agreed to act as an advisor and consultant to the Company with respect to various television matters, the Company issued to Mr. Burnett a warrant to purchase 2,500,000 shares of the Company's Class A Common Stock at an exercise price of $12.59 per share. Under the initial agreement, the shares covered by the warrant would have vested and become exercisable in three tranches, subject to the achievement of various milestones with respect to certain television programs. The first two tranches representing a total of 1,666,666 shares vested in 2005 and the warrant with respect to such shares was exercised in 2006. However, under the terms of this warrant, the third tranche (i.e., 833,333 shares) did not vest. No shares remain eligible for issuance under this warrant.

On August 11, 2006, in connection with Mr. Burnett's continued services as executive producer of the syndicated daytime television show, *The Martha Stewart Show*, the Company issued an additional warrant to Mr. Burnett to purchase up to 833,333 shares of Class A Common Stock at an exercise price of $12.59 per share, subject to vesting pursuant to certain performance criteria. During the first quarter of 2007, the portion of the warrant related to the clearance of season 3 of *The Martha Stewart Show* vested and was subsequently exercised. Mr. Burnett exercised this portion of the warrant on a cashless basis, pursuant to which he acquired 154,112 shares and forfeited 262,555 shares based on the closing price of the Company's Class A Common Stock of $19.98 the day prior to exercise. The remaining half of this warrant vested in July 2007 when the applicable milestones relating to the production of *The Martha Stewart Show* were achieved. For the year ended December 31, 2007, the Company recognized an approximate $6.0 million increase to non-cash equity compensation related to this warrant.

Both of Mr. Burnett's warrants were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. The warrants issued to Mr. Burnett are not covered by the Company's existing equity plans. In connection with the 2006 warrant, the Company also entered into a registration rights agreement with Mr. Burnett. Mr. Burnett has exercised his right to obligate the Company to effect a shelf registration under the Securities Act of 1933, as amended, covering the resale of the shares of common stock issuable upon the exercise of either warrant. The Company registered the shares covered under the warrant agreement, in addition to certain other shares, pursuant to a registration statement on Form S-3 filed with the Securities and Exchange Commission.

In March 2006, the Company entered into an agreement with an agency which provided the Company with marketing communications and consulting services. In September 2006, the Company entered into a new agreement with this agency which superseded in its entirety the March agreement. Pursuant to the new agreement, the Company granted the agency an option to purchase 60,000 shares of the Company's Class A Common Stock under the Company's 1999 Option Plan with an exercise price equal to $18.31 per share. Of the shares subject to the option, 30,000 vested immediately. During the first quarter of 2007, the performance criteria were achieved, and the remaining 30,000 shares subject to the option vested. For the year ended December 31, 2007, the Company recorded non-cash equity compensation expense of $0.3 million related to the shares which vested upon receipt of specified deliverables. The shares which vested in 2007 were valued using the Black-Scholes option pricing model using the following assumptions: risk free interest rate — 5.06%; dividend yield — zero; expected volatility — 35.53%; contractual life — 5 years; average fair market value per option granted — $9.76.

In January 2005, the Company entered into a consulting agreement with Charles Koppelman who was then the Vice Chairman and Director of the Company. In October 2005, the Company entered into a two-year consulting agreement with CAK Entertainment, Inc., an entity for which Mr. Koppelman serves as Chairman and Chief Executive Officer. Each of these agreements contained non-cash equity compensation terms which are further discussed in Note 11, "Related Party Transactions."

10. INCOME TAXES

The Company follows SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under the asset and liability method of SFAS 109, deferred assets and liabilities are recognized for the future costs and benefits attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company periodically reviews the requirements for a valuation allowance and makes adjustments to such allowances when changes in circumstances result in changes in management's judgment about the future realization of deferred tax assets. SFAS 109 places more emphasis on historical information, such as the Company's cumulative operating results and its current year results than it places on estimates of future taxable income. Therefore the Company has established a valuation allowance of $68.0 million against certain deferred tax assets for 2008. In addition, the Company has recorded a net deferred tax liability of $1.8 million which is attributable to differences between the financial statement carrying amounts of current and prior year acquisitions of certain indefinite-lived intangible assets and their respective tax bases. The Company intends to maintain a valuation allowance until evidence would support the conclusion that it is more likely than not that the deferred tax asset could be realized.

The (provision)/benefit for income taxes consists of the following for the years ended December 31, 2008, 2007, and 2006:

(in thousands)	2008	2007	2006
Current Income Tax (Expense)/Benefit			
Federal	$ 175	$ 64	$ (399)
State and local	(80)	(165)	(77)
Foreign	(555)	(527)	(362)
Total current income tax (expense)/benefit	(460)	(628)	(838)
Deferred Income Tax Expense			
Federal	(1,582)	—	—
State and local	(272)	—	—
Total deferred income tax expense	(1,854)	—	—
Income tax provision from continuing operations	$ (2,314)	$ (628)	$ (838)

A reconciliation of the federal income tax (provision)/benefit from continuing operations at the statutory rate to the effective rate for the years ended December 31, 2008, 2007, and 2006 is as follows:

(in thousands)	2008	2007	2006
Computed tax at the federal statutory rate of 35%	$ 4,673	$ (3,821)	$ 5,655
State income taxes, net of federal benefit	(51)	(107)	(50)
Non-deductible compensation	(1,756)	(1,347)	(5,486)
Non-deductible expense	(170)	(264)	(226)
Non-deductible litigation reserve	—	—	(5,981)
Non-taxable foreign income	—	—	225
Tax on foreign income	(555)	(527)	(362)
Valuation allowance	(4,629)	5,438	5,418
Other	174	—	(31)
Provision for income taxes	$ (2,314)	$ (628)	$ (838)
Effective tax rate	17.3%	5.8%	5.4%

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2008 and 2007 were as follows:

(in thousands)	2008	2007
Deferred Tax Assets		
Provision for doubtful accounts	$ 949	$ 918
Accrued rent	1,131	1,170
Reserve for newsstand returns	308	926
Accrued compensation	7,067	7,531
Deferred royalty revenue	5,094	4,101
NOL/credit carryforwards	44,349	45,736
Depreciation	4,113	4,409
Amortization of intangible assets	3,149	—
Other	1,804	766
Total deferred tax assets	67,964	65,557
Deferred Tax Liabilities		
Prepaid expenses	39	(199)
Amortization of intangible assets	(1,854)	(2,081)
Total deferred tax liabilities	(1,815)	(2,280)
Valuation allowance	(68,003)	(63,277)
Net Deferred Tax Asset/(Liability)	$ (1,854)	$ —

At December 31, 2008, the Company had aggregate federal net operating loss carryforwards of $88.0 million (before-tax), which will be available to reduce future taxable income through 2025, with the majority expiring in years 2024 and 2025. To the extent that the Company achieves positive net income in the future, the net operating loss carryforwards may be able to be utilized and the Company's valuation allowance will be adjusted accordingly. The Company has federal and state tax credit carryforwards of $2.7 million which begin to expire in 2014.

As of January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of SFAS 109* ("FIN 48"), which establishes guidance on the accounting for uncertain tax positions. FIN 48 provides for a recognition threshold and measurement attribute as part of a two-step tax position evaluation process prescribed in FIN 48. The cumulative effect of $0.8 million for adopting FIN 48 was recorded in retained earnings as an adjustment to accumulated deficit in the opening balance as of January 1, 2007.

As of December 31, 2008 and 2007, the Company had a FIN 48 liability balance of $0.23 million and $1.3 million, respectively. Of this amount, $0.15 million represented unrecognized tax benefits, which if recognized at some point in the future would favorably impact the effective tax rate, and $0.08 million is interest. The Company continues to treat interest and penalties due to a taxing authority on unrecognized tax positions as interest and penalty expense. As of December 31, 2008 and December 31, 2007, the Company recorded $0.3 and $0.08 million of accrued interest and penalties in the statement of financial position. Following is a reconciliation of the Company's total gross unrecognized tax benefits for the years ended December 31, 2008 and 2007.

(in thousands)	2008	2007
Gross balance at January 1	$ 1,038	$ 1,478
Additions based on tax positions related to the current year	—	—
Additions for tax positions of prior years	—	168
Reductions for tax positions of prior years	(128)	—
Settlements	(759)	(608)
Reductions due to lapse of applicable statute of limitations	—	—
Gross balance at December 31	151	1,038
Interest and penalties	75	246
Balance including interest and penalties at December 31	$ 226	$ 1,284

The Company settled various Federal, International and state income tax audits and matters consistent with the amounts previously reserved for under FIN 48. The Company is no longer subject to U.S. federal income tax examinations by tax authorities for the years before 2005 and state examinations for the years before 2003. The Company anticipates that as a result of audit settlements and statute closures over the next twelve months, the liability and interest will be reduced through cash payments of approximately $0.05 million.

11. RELATED PARTY TRANSACTIONS

On June 13, 2008, the Company entered into an intangible asset license agreement (the "Intangible Asset License Agreement") with MS Real Estate Management Company ("MSRE"), an entity owned by Martha Stewart. The Intangible Asset License Agreement replaced the Location Rental Agreement dated as of September 17, 2004, which expired on September 17, 2007, but which was extended by letter agreement dated as of September 12, 2007 pending negotiation of the Intangible Asset License Agreement. The Intangible Asset License Agreement is retroactive to September 18, 2007 and has a five-year term.

Pursuant to the Intangible Asset License Agreement, the Company pays an annual fee of $2 million to MSRE over the 5-year term for the perpetual, exclusive right to use Ms. Stewart's lifestyle intangible asset in connection with Company products and services and during the term of the agreement to access various real properties owned by Ms. Stewart. MSRE will be responsible, at its expense, to maintain, landscape and garden the properties in a manner consistent with past practices; provided, however that the Company will be responsible for approved business expenses associated with security and telecommunications systems and security personnel related to the properties, and will reimburse MSRE for up to $100,000 of approved and documented household expenses.

The Company also provides to, and receives from, certain personnel services associated with MSRE. For the year ended December 31, 2008, the Company reimbursed MSRE $0.3 million, and MSRE reimbursed the Company $0.1 million. As of December 31, 2007, the Company was owed $0.1 million by MSRE. During 2006, MSRE reimbursed the Company $0.4 million.

In 2001, the Company entered into a split dollar life insurance arrangement with Martha Stewart and a partnership controlled by her (the "Partnership") pursuant to which the Company agreed to pay a significant portion of the premiums on a whole-life insurance policy insuring Ms. Stewart and owned by and benefiting the Partnership. The Company will be repaid the cumulative premium payments it has made upon the earlier of Ms. Stewart's death or the voluntary termination of the arrangement by

Ms. Stewart out of the policies' existing surrender value at the time of repayment. In 2002, the arrangement was amended such that the Company would not be obligated to make further premium payments unless legislation permits such payments. As of December 31, 2008 and 2007, the aggregate amount paid by the Company under this arrangement was $2.2 million, and was included in other non-current assets.

The Company has investments in several companies from which the Company derives revenues. For the period ended December 31, 2008, total revenues and expenses from these parties were $6.2 million and $0.3 million, respectively. Receivables from and payables to these parties as of December 31, 2008 were $0.6 million and $0.2 million, respectively.

The Company previously had a consulting agreement with CAK Entertainment, Inc. ("CAK Entertainment"), an entity for which Mr. Charles Koppelman serves as Chairman and Chief Executive Officer. Mr. Koppelman had been Chairman of the Board and a Director of the Company since the execution of the agreement.

In July 2008, the Board of Directors of the Company appointed Mr. Koppelman as Executive Chairman and the principal executive officer of the Company. An employment agreement was executed with Mr. Koppelman in September 2008. In accordance with the employment agreement, the consulting agreement with CAK Entertainment was terminated. The balance of cash fees due to CAK Entertainment were paid and the outstanding equity awards made under the consulting contract became fully vested, which resulted in a cash charge of $1.0 million and a non-cash charge of $0.5 million in the third quarter of 2008.

As part of his services as Chairman of the Board, Mr. Koppelman receives an annual retainer of $0.1 million. In June 2007 and 2006, Mr. Koppelman was granted, in each year, 25,000 shares of the Company's Class A Common Stock for continuing to serve as Chairman of the Board.

Related party compensation expense includes salary, bonus, and non-cash equity compensation as determined under SFAS 123R. The Company employed Martha Stewart's sister-in-law in 2008, 2007, and 2006 for aggregate compensation of $0.2 million in 2008, $0.3 million in 2007 and $0.3 million in 2006. The Company employed Ms. Stewart's brother-in-law in 2006 for aggregate compensation of $0.1 million. The Company employed Ms. Stewart's daughter in 2008, 2007 and 2006 for aggregate compensation of $0.2 million, $0.3 million and $0.3 million, respectively. The Company employed Ms. Stewart's sister for aggregate compensation of $0.1 million in 2008. The Company employed the daughter of Charles Koppelman, Chairman of the Board of the Company, in 2008, 2007 and 2006 for aggregate annual compensation of $0.1 million in each year.

12. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases office facilities, filming locations, and equipment for terms extending through 2018 under operating lease agreements. Total rent expense charged to operations for all such leases was approximately $12.5 million, $11.5 million, and $12.7 million for the years ended December 31, 2008, 2007, and 2006, respectively. The lease agreements may be subject in some cases to renewal options, early termination options or escalation clauses.

The following is a schedule of future minimum payments under operating leases at December 31, 2008, including amounts related to the discontinued operations of The Wedding List business (see Note 16):

(in thousands)	Operating Leases
2009	$ 15,045
2010	9,158
2011	6,243
2012	6,487
2013	7,125
Thereafter	31,192
Total minimum lease payments	$ 75,250

Legal Matters

In April 2008, a complaint was filed against the Company and 23 other defendants in the United States District Court for the Eastern District of Texas, captioned *Datatern, Inc. v. Bank of America Corp. et al.* (No. 5-08CV-70). The complaint alleges that each defendant is directly or indirectly infringing a United States patent (No. 5,937,402) putatively owned by plaintiff, through alleged use on websites of object oriented source code to employ objects that are populated from a relational database, and seeks injunctive relief and money damages. The Company recently executed a settlement agreement and expects the court to dismiss the action against us in the very near future.

Beginning in August 2002, a number of complaints asserting claims under the federal securities laws against the Company were filed in the U.S. District Court for the Southern District of New York. On February 3, 2003, those actions were consolidated under the caption In re Martha Stewart Living Omnimedia, Inc. Securities Litigation, 02-CV-6273 (JES) (the "Class Action"). The Class Action also named Martha Stewart and seven of the Company's other present or former officers as defendants. In February 2007, the parties entered into a Stipulation and Agreement of Settlement (the "Settlement Agreement"). The Court approved the Settlement Agreement on May 29, 2007. The Settlement Agreement settled the Class Action for $30 million (inclusive of plaintiffs' attorneys' fees and costs), plus interest (the "Settlement Amount"), with the Company paying $25 million plus interest charges, and Ms. Stewart paying $5 million. In connection with the settlement, the Company received approximately $12 million from its insurance carriers. In January 2008, the Court issued an order approving the distribution of the class settlement fund.

The Company is party to other legal proceedings in the ordinary course of business, including product liability claims for which the Company is indemnified by the Company's licensees. None of these proceedings is deemed material.

Other

The Company has outstanding letters of credit for $2.7 million as of December 31, 2008 as security for certain leases.

The Company entered into a loan agreement with Bank of America in the amount of $30.0 million related to the acquisition of certain assets of Emeril Lagasse. The loan was originally secured by cash collateral of $28.5 million. In the third quarter of 2008, the cash collateral was replaced by collateral consisting of substantially all of the assets of the Emeril business that were acquired by the Company. See Note 7.

13. ACQUISITION OF BUSINESS

On April 2, 2008, the Company acquired all of the assets related to the business of Chef Emeril Lagasse other than his restaurant business and Foundation for consideration of approximately $45.0 million in cash and 674,852 in shares of the Company's Class A Common Stock which equaled a value of $5.0 million at closing. The shares issued in connection with this acquisition were not covered by the Company's existing equity plans. The acquisition agreement also includes a potential additional payment of up to $20 million, in 2013, based upon the achievement of certain operating metrics in 2011 and 2012, a portion of which may be payable, at the Company's election, in shares of the Company's Class A Common Stock.

The Company acquired the assets related to chef Emeril Lagasse to further the Company's diversification strategy and help grow the Company's operating results. Consistent with SFAS No. 141, "Business Combinations," this acquisition was accounted for under purchase accounting. While the primary assets purchased in the transaction were certain trade names valued at $45.2 million, as well as a television content library valued at $5.2 million, $0.9 million of the value, representing the excess purchase price over the fair market value of the assets acquired, was apportioned to goodwill. To the extent that the certain operating metrics are achieved in 2011 and 2012, the potential additional payment will be allocated to the acquisition and will be recognized as goodwill.

Of the intangible assets acquired, only the television content library is subject to amortization over a six-year period, which will be expensed based upon future estimated cash flows. For the year ended December 31, 2008, $2.3 million was charged to amortization expense and accumulated amortization related to this asset.

The results of operations for the acquisition have been included in the Company's consolidated financial statements of operations since April 2, 2008, and are recorded in the Merchandising and Broadcasting segments in accordance with the nature of the underlying contracts. The following unaudited pro forma financial information presents a summary of the results of operations assuming the acquisition occurred at the beginning of each period presented:

	Years ended December 31,	
(unaudited, in thousands, except per share amounts)	2008	2007
Net revenues	$ 287,528	$340,599
Net (loss)/income	(13,050)	13,336
Net (loss)/income per share-basic and diluted	$ (0.24)	$ 0.25

Pro forma adjustments have been made to reflect amortization using asset values recognized after applying purchase accounting adjustments, to record incremental compensation costs and to record amortization of deferred financing costs and interest expense related to the long-term debt incurred to fund a part of the acquisition. No tax adjustment was necessary due to the benefit of the Company's net operating loss carryforwards. The pro forma earnings/(loss) per share amounts are based on the pro forma number of shares outstanding as of the end of each period presented which include the shares issued by the Company as a portion of the total consideration for the acquisition.

The pro forma condensed consolidated financial information is presented for information purposes only. The pro forma condensed consolidated financial information should not be construed to be indicative of the combined results of operations that might have been achieved had the acquisition been consummated at the beginning of each period presented, nor is it necessarily indicative of the future results of the combined company.

14. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
(in thousands except per share data)

Year ended December 31, 2008	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$ 67,834	$ 77,110	$ 66,512	$ 72,854	$ 284,310
Operating (loss)/income	(4,535)	1,723	(3,532)	(4,513)	(10,857)
Net (loss)/income	$ (4,234)	$ 328	$ (3,747)	$ (8,012)	$ (15,665)
(Loss)/earnings per share – basic and diluted	$ (0.08)	$ 0.01	$ (0.07)	$ (0.15)	$ (0.29)
Weighted average common shares outstanding					
Basic	52,722	53,476	53,590	53,668	53,360
Diluted	52,722	55,588	53,590	53,668	53,360

Year ended December 31, 2007	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$ 66,705	$ 73,446	$ 69,256	$ 118,483	$ 327,890
Operating income/(loss)	(12,551)	(7,790)	(4,911)	32,966	7,714
Net (loss)/income	$ (11,869)	$ (6,737)	$ (4,414)	$ 33,309	$ 10,289
(Loss)/earnings per share – basic and diluted	$ (0.23)	$ (0.13)	$ (0.08)	$ 0.63	$ 0.20
Weighted average common shares outstanding					
Basic	52,349	52,386	52,479	52,551	52,449
Diluted	52,349	52,386	52,479	52,650	52,696

Fourth Quarter 2008 Items:

Results include the $35 million reduction of the Company's contractual minimum guarantee with Kmart as well as a $9.3 million non-cash goodwill impairment charge recorded in the Publishing segment.

15. BUSINESS SEGMENTS

The Company's business segments are discussed in Note 1. The accounting policies for the Company's business segments are the same as those described in Note 2. Segment information for the years ended December 31, 2008, 2007, and 2006 is as follows:

(in thousands)	Publishing	Merchandising	Internet	Broadcasting	Corporate	Consolidated
2008						
Revenues	$163,540	$57,866	$15,576	$47,328	$ –	$284,310
Non-cash equity compensation	2,855	1,038	230	807	3,596	8,526
Depreciation and amortization	379	90	1,737	2,578	3,189	7,973
Impairment charge	9,349	–	–	–	–	9,349
Operating income/(loss)	6,424	32,858	(4,796)	2,780	(48,123)	(10,857)
Total assets	79,512	83,307	15,730	25,608	57,128	261,285
Capital expenditures	144	37	319	191	2,163	2,854
2007						
Revenues	$183,727	$84,711	$19,189	$40,263	$ –	$327,890
Non-cash equity compensation	4,297	1,555	501	6,866	5,899	19,118
Depreciation and amortization	1,188	375	1,242	2,201	2,556	7,562
Operating income/(loss)	11,538	57,229	(6,137)	(7,519)	(47,397)	7,714
Total assets	92,931	61,784	9,937	19,960	70,655	255,267
Capital expenditures	266	64	1,344	183	3,175	5,032
2006						
Revenues	$156,559	$69,504	$15,775	$46,503	$ –	$288,341
Non-cash equity compensation	2,715	967	208	3,006	6,915	13,811
Depreciation and amortization	600	1,021	117	3,026	3,834	8,598
Operating income/(loss)	6,026	46,529	(531)	(1,616)	(53,241)	(2,833)
Total assets	82,824	37,734	8,001	17,106	82,382	228,047
Capital expenditures	770	70	3,054	439	4,009	8,342

16. DISCONTINUED OPERATIONS

In June 2002, the Company decided to exit The Wedding List, a wedding registry and gift business that was reported within the Internet business segment. In the second quarter of 2006, a review of the accrual of future lease commitments, net of anticipated sublease rental income, resulted in a charge of $0.4 million. The anticipated sublease income was determined by estimating future cash flows based upon current market conditions. Cash flows from discontinued operations are included in changes in operating assets and liabilities on the consolidated statements of cash flows. The loss from operations, which is generated primarily from facility related expenses, was as follows:

(in thousands)	2008	2007	2006
Net loss from discontinued operations	$ —	$ —	$ (745)

In the third quarter of 2006, the Company signed a sublease. As a result, the Company does not expect to report further loss from discontinued operations of The Wedding List. The additional reserve taken in the second quarter of 2006 is sufficient to cover any future charges.

The summarized balance sheet of the discontinued operations as of December 31, 2008 and 2007 were as follows:

(in thousands)	2008	2007
Total assets	$ —	$ —
Accounts payable and accrued expenses	(99)	(884)
Net liabilities of discontinued operations	$ (99)	$ (884)

17. OTHER INFORMATION

The Company's financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued expenses. The carrying amount of these accounts approximates fair value.

The Company's revenues from foreign sources were $13.4 million, $12.3 million and $15.6 million in 2008, 2007 and 2006, respectively.

The Company's revenues from Kmart Corporation — which predominately is included in the Merchandising segment — relative to the Company's total revenues were approximately 10% for 2008 and 21% for each of the years ended December 31, 2007 and 2006.

Advertising expense, including subscription acquisition costs, was $17.3 million, $21.1 million, and $21.5 million for the years ended December 31, 2008, 2007, and 2006, respectively.

Production, distribution and editorial expenses; selling and promotion expenses; and general and administrative expenses are all presented exclusive of depreciation and amortization and impairment charges, which are shown separately within "Operating Costs and Expenses."

Interest paid in 2008 was $0.9 million related to the Company's loan with Bank of America. Interest paid in 2007 was $0.4 million related to the settlement of the 2000 IRS audit. Interest paid in 2006 was $0.4 million related to a legal settlement.

Income taxes paid were $1.1 million, $1.1 million, and $0.4 million for the years ended December 31, 2008, 2007, and 2006 respectively.

18. SUBSEQUENT EVENTS

On January 5, 2009, the Middleby Corporation completed its acquisition of TurboChef in a cash and stock transaction. Under the terms of the merger agreement, holders of TurboChef's common shares received a combination of $3.67 in cash and 0.0486 Middleby shares of common stock per TurboChef share. The Company exchanged its 381,049 shares of TurboChef for $1.9 million which represents $1.4 million in cash and 18,518 shares of Middleby worth $0.5 million on January 5, 2009. The original warrant converted into a warrant to acquire 24,607 shares of Middleby Common Stock at a price per share of $88.38.

On March 2, 2009, the Company made equity awards to certain employees pursuant to the New Stock Plan. The awards consisted, in the aggregate, of 2,707,250 options priced at $1.96 per share (the closing price on the date of issuance), which options vest over a four-year period, and 317,875 performance-based restricted stock units, each of which represents the right to a share of the Company's Class A Common Stock if the Company achieves earnings targets over a performance period.

MARTHA STEWART LIVING OMNIMEDIA, INC.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

Description	Balance, Beginning of Year	Additions Charged to Costs and Expenses	Additions/ (Deductions) Charged to Balance Sheet Accounts	Deductions Charged to Costs and Expenses	Balance, End of Year
Allowance for doubtful accounts:					
Year ended December 31,					
2008	$ 1,247	$ 399	$ —	$ 144	$ 1,502
2007	1,207	332	—	292	1,247
2006	1,221	316	—	330	1,207
Reserve for audience underdelivery:					
Year ended December 31,					
2008	$ 3,542	$1,563	$ —	$3,236	$ 1,869
2007	2,554	2,706	—	1,718	3,542
2006	1,085	2,951	—	1,482	2,554
Reserve for valuation allowance on the deferred tax asset:					
Year ended December 31,					
2008	$63,277	$4,629	$ 97	$ —	$68,003
2007	62,141	—	6,575	5,439	63,277
2006	71,576	—	(4,017)	5,418	62,141

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NOTICE OF 2009

ANNUAL MEETING OF STOCKHOLDERS

AND PROXY STATEMENT

MARTHA STEWART LIVING OMNIMEDIA

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TABLE OF CONTENTS

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March 31, 2009

Dear Stockholder:

You are cordially invited to attend the 2009 Annual Meeting of Stockholders of Martha Stewart Living Omnimedia, Inc., which will be held at our offices in the Starrett-Lehigh Building, located on the 9th floor at 601 West 26th Street (between 11th Avenue and the West Side Highway), New York, New York, on May 13, 2009 at 4:00 p.m., New York City time.

At this year's stockholders' meeting, you will be asked to elect six directors to our Board of Directors. Our Board of Directors unanimously recommends a vote FOR each of the nominees.

It is important that your shares be represented and voted at the meeting regardless of the size of your holdings and whether you plan to attend the meeting in person. Accordingly, please vote your shares as soon as possible in accordance with the instructions you received. This will not prevent you from voting your shares in person if you subsequently choose to attend the meeting.

I look forward to greeting those of you who attend the meeting.

Sincerely,

CHARLES KOPPELMAN
Executive Chairman
Principal Executive Officer

PLEASE NOTE THAT THIS WILL BE A BUSINESS MEETING. Attendance at the meeting will be limited to stockholders as of the close of business on March 16, 2009, the record date (or their authorized representatives,) and to our invited guests. If you plan to attend the meeting, please mark the appropriate box on your proxy card or other form of proxy. If your stock is held in the name of a bank, broker or other holder of record and you plan to attend the meeting, please bring proof of your ownership as of the record date, such as a bank or brokerage account statement, which you will be required to show at the registration tables at the door. Registration will begin at 3:00 p.m. and seating will begin at 3:30 p.m. Each stockholder will be asked to present valid government-issued picture identification, such as a driver's license or passport. Cameras, recording devices and other similar electronic devices will not be permitted at this meeting.

11 West 42nd Street New York, New York 10036 (212) 827-8000

MARTHA STEWART LIVING OMNIMEDIA, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On May 13, 2009

To the Stockholders:

The Annual Meeting of Stockholders of Martha Stewart Living Omnimedia, Inc., a Delaware corporation, will be held at our offices in the Starrett-Lehigh Building, located on the 9th floor at 601 West 26th Street (between 11th Avenue and the West Side Highway), New York, New York, on May 13, 2009, at 4:00 p.m., New York City time, for the following purposes:

1. To elect six directors to our Board of Directors, each to hold office until our 2010 annual meeting of stockholders or until their successors are duly elected and qualified; and

2. To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

Only holders of record of our Class A Common Stock and Class B Common Stock as of the close of business on March 16, 2009 are entitled to notice of, and to vote at, the Annual Meeting. You may examine a list of such stockholders for any purpose germane to the meeting during the 10-day period preceding the Annual Meeting at our offices located at 11 West 42nd Street, New York, New York 10036 during ordinary business hours.

By order of the Board of Directors,

William C. Stern

WILLIAM C. STERN
Secretary & General Counsel

New York, New York
March 31, 2009

YOUR VOTE IS IMPORTANT

Regardless of whether you plan to attend the Annual Meeting, please follow the instructions you received to vote your shares as soon as possible, to ensure that your shares are represented.

Please note that we are only mailing our proxy materials for the Annual Meeting to those who specifically request printed copies. See the Proxy Statement for instructions on how you can request printed copies.

MARTHA STEWART LIVING OMNIMEDIA, INC.
11 West 42nd Street
New York, New York 10036

PROXY STATEMENT

In this Proxy Statement, the terms we, us, our, the Company and MSO refer to Martha Stewart Living Omnimedia, Inc., a Delaware corporation, and, unless the context requires otherwise, to Martha Stewart Living Omnimedia LLC ("MSLO LLC"), the legal entity that prior to October 22, 1999, operated many of the businesses we now operate, and their respective subsidiaries.

This Proxy Statement is being furnished to holders of our Class A Common Stock and Class B Common Stock in connection with the solicitation of proxies by our Board of Directors (the "Board") for use at our 2009 Annual Meeting of Stockholders (the "Annual Meeting").

At the Annual Meeting, our stockholders will be asked:

1. To elect six directors to our Board of Directors, each to hold office until our 2010 annual meeting of stockholders or until their successors are duly elected and qualified; and

2. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

DATE, TIME AND PLACE OF MEETING

The Annual Meeting will be held on May 13, 2009, at 4:00 p.m. New York City time, at our offices in the Starrett-Lehigh Building, located on the 9th floor at 601 West 26th Street (between 11th Avenue and the West Side Highway), New York, New York.

SHARES OUTSTANDING AND ENTITLED TO VOTE ON RECORD DATE

Only holders of record of our Class A Common Stock and Class B Common Stock at the close of business on March 16, 2009 (the "Record Date") are entitled to notice of, and will be entitled to vote at, the Annual Meeting. Each share of our Class A Common Stock entitles its holder to one vote, while each share of our Class B Common Stock entitles its holder to ten votes. Holders of our Class A Common Stock and Class B Common Stock will vote together as a single class on all matters to be voted upon at the Annual Meeting. As of the Record Date, there were 28,148,482 shares of Class A Common Stock and 26,690,125 shares of Class B Common Stock outstanding. All of our outstanding shares of Class B Common Stock are beneficially owned by Martha Stewart, our founder. As a result, Ms. Stewart controls the vote on all stockholder matters.

INFORMATION ABOUT THIS PROXY STATEMENT

This year we are taking advantage of the new Securities and Exchange Commission (the "SEC") rules that allow companies to furnish proxy materials to stockholders via the Internet. On March 31, 2009, we mailed to our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice"). If you received a Notice by mail, you will not receive a printed copy of the proxy materials, unless you specifically request one. Instead, the Notice instructs you on how to access and review all of the important information contained in this Proxy Statement and annual report, as well as how to submit your proxy over the Internet. If you received the Notice and would still like to receive a printed copy of our proxy materials, you may request a printed copy of the proxy materials by any of the following methods: via Internet at *www.proxyvote.com*; by telephone at 1-800-579-1639; or by sending an e-mail to *sendmaterial@proxyvote.com*. We will continue to mail a printed copy of this Proxy

Statement, annual report and form of proxy to certain stockholders, which mailing also began on March 31, 2009.

VOTING AND REVOCATION OF PROXIES

Stockholders can vote in person at the Annual Meeting or by proxy. There are three ways to vote by proxy:

- By Internet – You can vote over the Internet at *www.proxyvote.com* by following the instructions on the Notice.
- By telephone – Stockholders located in the United States can vote by telephone by calling 1-800-690-6903 and following the instructions on the Notice.
- By mail – If you received your proxy materials by mail or request paper copies of the proxy materials, you can vote by mail by marking, dating and signing the proxy card.

Telephone and Internet voting facilities for stockholders of record will be available 24 hours a day and will close at 11:59 p.m. Eastern time on May 12, 2009.

If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions from the holder of record. You must follow the instructions of the holder of record in order for your shares to be voted. Telephone and Internet voting also will be offered to stockholders owning shares through certain banks and brokers.

If you vote by proxy, the individuals named on the form of proxy will vote your shares in the manner you indicate. If you sign and return the proxy card without indicating your instructions, your shares will be voted FOR the election of the nominees for director.

Our Board does not currently intend to bring any business before the Annual Meeting other than the specific proposal referred to in this Proxy Statement and specified in the Notice and in the Notice of Annual Meeting. So far as is known to our Board, no other matters are to be brought before the stockholders at the Annual Meeting. If any other business properly comes before the stockholders at the Annual Meeting, however, it is intended that the proxy holders will vote on such matters in accordance with their discretion.

A stockholder who has given a proxy may revoke it at any time before it is exercised at the Annual Meeting by:

- attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not, by itself, revoke a proxy);
- delivering a written notice, at the address given below, bearing a date later than that indicated on the proxy card (or the date of your Internet or telephone vote), stating that the proxy is revoked;
- granting a subsequent proxy through the Internet or telephone (only the last vote cast by each stockholder of record will be counted); or
- signing and delivering a subsequently dated proxy card prior to the vote at the Annual Meeting.

You should send any written notice or new proxy card to Martha Stewart Living Omnimedia, Inc. c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717. You may request a new proxy card by calling Martha Stewart Living Omnimedia, Inc. at (212) 827-8455.

QUORUM AND VOTING REQUIREMENTS

The required quorum for the transaction of business at our Annual Meeting is a majority of the voting power of our outstanding Class A Common Stock and Class B Common Stock entitled to vote on the Record Date (the "Total Voting Power"), which shares must be present in person or represented by proxy at the Annual Meeting.

The election of directors requires a plurality of the votes cast. Accordingly, the six directorships to be filled at the Annual Meeting will be filled by the six nominees receiving the highest number of votes. In the election of directors, votes may be cast in favor of, or withheld with respect to, any or all nominees; votes that are withheld, although counted for purposes of determining whether there is a quorum at the Annual Meeting, will have no effect on the outcome of the vote. Only votes cast "for" a director constitute affirmative votes. Broker non-votes, if any, will be counted for quorum purposes, but also will have no effect on the outcome of the vote.

SOLICITATION OF PROXIES AND EXPENSES

We will bear the costs of the preparation of proxy materials and the solicitation of proxies from our stockholders. In addition to the solicitation of proxies by mail, our directors, officers and employees may solicit proxies from stockholders by telephone, letter, facsimile, email, in person or by other means of communication. Directors, officers and employees will receive no additional compensation for such solicitation. Upon request, we will reimburse banks, brokers, custodians, nominees and fiduciaries for their reasonable charges and expenses to forward our proxy materials to beneficial owners in accordance with applicable rules. We will not employ the services of an independent proxy solicitor in connection with our Annual Meeting.

PROPOSAL 1

ELECTION OF DIRECTORS

INFORMATION CONCERNING NOMINEES

At the Annual Meeting, a Board of six directors will be elected to hold office until our 2010 annual meeting of stockholders or until their successors are duly elected and qualified. Although our management does not anticipate that any of the persons named below will be unable or unwilling to stand for election, in the event of such an occurrence, proxies will be voted for a substitute designated by the Board or, if a substitute nominee cannot be identified, the size of the Board may be reduced.

All of the nominees for election as directors at the Annual Meeting – Charlotte Beers, Michael Goldstein, Arlen Kantarian, Charles Koppelman, William Roskin, and Todd Slotkin – currently serve as directors of the Company and are standing for re-election. Each of the Company's nominees for director was recommended by our Nominating and Corporate Governance Committee.

The name and certain background information about each of the Board's nominees for election is set forth below. There are no family relationships among directors or executive officers of the Company.

Charles A. Koppelman – Chairman of the Board of Directors, age 69. Mr. Koppelman became our Executive Chairman and Principal Executive Officer in July 2008. Mr. Koppelman has served as our Chairman since June 2005 and as one of our directors since July 2004. Mr. Koppelman has served as Chairman and Chief Executive Officer of CAK Entertainment Inc., a music and entertainment business since 1997. From 1990 to 1994, he served first as Chairman and Chief Executive Officer of EMI Music Publishing and then from 1994 to 1997 as Chairman and Chief Executive Officer of EMI Records

Group, North America. Mr. Koppelman is also a former director of Steve Madden Ltd., and served as Chairman of the Board of that company from 2000 to 2004.

Charlotte Beers – Director, age 73. Ms. Beers has served as one of our directors since March 2008. Ms. Beers also served as one of our directors from 1998 to 2001. From October 2001 until March 2003, she worked for the Bush Administration as the Under Secretary for Public Diplomacy and Public Affairs. Ms. Beers served as Chairman of the Board of Directors of J. Walter Thompson Worldwide, an advertising agency, from March 1999 until she retired in March 2001. Prior to that, she was Chairman Emeritus of Ogilvy & Mather Worldwide, Inc. from April 1997 to March 1999. She was Chairman of Ogilvy & Mather from April 1992 to April 1997 and Chief Executive Officer from April 1992 to September 1996.

Michael Goldstein – Director, age 67. Mr. Goldstein has served as one of our directors since June 2004. From June 2001 to May 2006, Mr. Goldstein was Chairman of the Toys "R" Us Children's Fund, Inc., a charitable foundation. Mr. Goldstein was Chairman of the Board of Toys "R" Us, Inc. from February 1998 to June 2001, Vice Chairman of the Board and Chief Executive Officer from February 1994 to February 1998, and served as acting Chief Executive Officer from August 1999 to January 2000. Mr. Goldstein is also a director of 4Kids Entertainment, Inc., Medco Health Solutions, Inc., Pacific Sunwear of California, Inc. and Charming Shoppes, Inc.

Arlen Kantarian – Director, age 56. Mr. Kantarian has served as one of our directors since February 2009. Mr. Kantarian served as the United States Tennis Association's Chief Executive Officer of Professional Tennis from March 2000 to December 2008, where he oversaw all aspects of the USTA's Professional Tennis operations, including the US Open. Prior to working with the USTA, Mr. Kantarian was the President and Chief Executive Officer of Radio City Entertainment from 1988 to 1998. Mr. Kantarian served as a Vice President, Marketing for the National Football League from 1981 to 1988.

William A. Roskin – Director, age 66. Mr. Roskin has served as one of our directors since October 2008. Mr. Roskin founded Roskin Consulting, a consulting firm with a specialty in media-related human relations, in 2009. Mr. Roskin was a Senior Advisor to Viacom, Inc., a media conglomerate, from 2006 until 2009, when he retired to form Roskin Consulting. Prior to that, Mr. Roskin worked at Viacom as the senior executive in charge of human resources and administration functions from 1988 to 2006, ultimately serving as Executive Vice President. Before joining Viacom, Inc., Mr. Roskin was Senior Vice President, Human Resources at Coleco Industries, Inc. from 1986 to 1988. Prior to joining Coleco Industries, Inc., Mr. Roskin worked for Warner Communications for 10 years. He served as General Counsel to the City of New York's Department of Personnel and City Civil Service Commission from 1971 to 1976.

Todd Slotkin – Director, age 56. Mr. Slotkin has served as one of our directors since March 2008. Since November 2008, Mr. Slotkin has served as the portfolio manager of Irving Place Capital, an institutional private equity firm. Mr. Slotkin served as a Managing Director and co-head of Natixis Capital Markets Leveraged Finance business from 2006 to 2007. Previously, Mr. Slotkin served as Executive Vice President and Chief Financial Officer of MacAndrews & Forbes Holdings, Inc. from 1999 to 2006. In addition, he was Chief Financial Officer of the publicly owned M & F Worldwide Corp. from 1999 to 2006. Prior to joining MacAndrew & Forbes in 1992 as a senior vice president, Mr. Slotkin spent over 17 years with Citicorp, now known as Citigroup. He is a director of CBIZ, Inc.

OUR BOARD RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF EACH OF ITS NOMINEES FOR DIRECTOR NAMED ABOVE.

MEETINGS AND COMMITTEES OF THE BOARD

Between in-person and telephonic meetings during 2008, our Board met a total of 16 times and our three standing committees, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committees, met a total of 29 times. In addition, from time to time we may form special committees. In 2008, we formed one such committee, the finance committee, which was charged with exploring financing arrangements. The members of the finance committee are Mr. Slotkin, who serves as the chairperson, and Mr. Koppelman.

All incumbent directors attended more than 75% of meetings of the Board and of the Board committees on which they served in 2008, except Ms. Beers. At the time of our annual meeting in New York City in May 2008, we had seven directors, five of whom attended in person. Two of our directors were absent. Under our Corporate Governance Guidelines, each director is expected to attend our annual meetings.

The Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee are composed of the following members:

Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Todd Slotkin (Chairperson)	William Roskin (Chairperson)	Charlotte Beers (Chairperson)
Michael Goldstein	Michael Goldstein	Arlen Kantarian
William Roskin	Todd Slotkin	

Corporate Governance. Our Corporate Governance Guidelines state that a majority of the Board will consist of directors who meet the independence requirements of the listing standards of the New York Stock Exchange ("NYSE"), as well as the criterion related to contributions to non-profit organizations as described below. Accordingly, our Board conducts an annual review to determine whether each of our directors qualifies as independent as defined in each of our Corporate Governance Guidelines, the NYSE standards applicable to Board composition, and Section 301 of the Sarbanes-Oxley Act of 2002. The Board makes an affirmative determination regarding the independence of each director annually, based upon the recommendation of the Nominating and Corporate Governance Committee. The independence standards in our Corporate Governance Guidelines provide as follows:

An "independent" director is a director whom the Board has determined has no material relationship with MSO or any of its consolidated subsidiaries (collectively, the "Corporation"), either directly, or as a partner, shareholder or officer of an organization that has a relationship with the Corporation. For purposes of this definition, the Corporate Governance Guidelines state that a director is not independent if:

1. The director is, or has been within the last three years, an employee of the Corporation, or an immediate family member of the director is, or has been within the last three years, an executive officer of the Corporation.

2. The director has received, or has an immediate family member who has received, during any consecutive 12-month period during the last three years, more than $120,000 in direct compensation from the Corporation (other than Board and committee fees, and pension or other forms of deferred compensation for prior service). Compensation received by an immediate family member for service as an employee (other than an executive officer) of the Corporation is not considered for purposes of this standard.

3. (a) The director, or an immediate family member of the director, is a current partner of the Corporation's internal or external auditor; (b) the director is a current employee of the Corporation's internal or external auditor; (c) an immediate family member of the director is a current employee of the Corporation's internal or external auditor who personally works on the Corporation's audit; or (d) the director, or an immediate family member of the director, was within the last three years (but is no longer) a partner or employee of the Corporation's internal or external auditor and personally worked on the Corporation's audit within that time.

4. The director, or an immediate family member of the director, is, or has been within the last three years, employed as an executive officer of another company where any of the Corporation's present executive officers serves or served at the same time on that company's compensation committee; or

5. The director is a current employee, or an immediate family member of the director is a current executive officer, of a company that has made payments to, or received payments from, the Corporation for property or services in an amount that, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of the other company's consolidated gross revenues.

In addition, the Nominating and Corporate Governance Committee must approve any contribution of $25,000 or more to a non-profit organization where a director or a director's spouse is an employee, and a director is presumed not to be independent if the director, or the director's spouse, is an employee of a non-profit organization to which the Corporation has made contributions in an amount that exceeded $100,000 in any of the last three fiscal years, although the Board may determine that a director who does not meet this standard nonetheless is independent based on all the facts and circumstances.

We have posted a copy of our Corporate Governance Guidelines on our website (*www.marthastewart.com*) under the link for "Investor Relations." Stockholders may request a written copy of the Corporate Governance Guidelines, without charge, by writing to the Corporate Secretary, Martha Stewart Living Omnimedia, Inc., 11 West 42nd Street, New York, New York 10036.

Based on these standards, the Board determined that each of the following current directors and the other directors that served during 2008, is or was independent and has or had no material relationship with the Company, except as a director and stockholder of the Company: Charlotte Beers, Rick Boyko, Michael Goldstein, Jill Greenthal, Arlen Kantarian, William Roskin, Thomas Siekman, Bradley Singer, and Todd Slotkin.

In reaching this decision, the Board specifically discussed and considered (i) Mr. Boyko's association with the VCU Brandcenter (formerly known as the VCU Adcenter, a non-profit entity to which the Company has made contributions), and (ii) Ms. Greenthal's association with a fund at Blackstone which has an ownership interest in Michaels, a store that was negotiating an agreement with EK Success (with which the Company has a business relationship) to sell *Martha Stewart Crafts* products. After discussing these relationships and the independence standards set forth above, the Board determined that none of these relationships was material or in any way undermined the independence of the Board members involved.

The Board also determined that Charles Koppelman, as the Company's Executive Chairman and Principal Executive Officer, is not independent. Further, we employ his daughter as described in "Certain Relationships and Related Party Transactions – Other Relationships." Susan Lyne, who preceded Mr. Koppelman as principal executive officer and also served as a director during a portion of 2008, was similarly determined not to be independent.

The non-management members of the Board meet periodically in executive session without management. Meetings of non-management directors are chaired by our Lead Director, who was Mr. Siekman until June 2008 and Mr. Goldstein thereafter. Our non-management directors met separately four times during 2008.

Stockholders or other interested parties who wish to communicate with a member or members of the Board, including the Lead Director or non-management directors as a group, may do so by addressing their correspondence to the Board member or members, c/o the Corporate Secretary, Martha Stewart Living Omnimedia, Inc., 11 West 42nd Street, New York, New York 10036. The office of the Corporate Secretary will review and forward all correspondence to the appropriate Board member or members for response.

Code of Ethics. We have adopted a Code of Business Conduct and Ethics ("Code of Ethics") that applies to all of our directors, officers and employees, including our principal executive officer, principal financial and accounting officer, controller and persons performing similar functions. Our Code of Ethics requires, among other things, that all of our directors, officers and employees comply with all laws, avoid conflicts of interest, conduct business in an honest and ethical manner and otherwise act with integrity and in the Company's best interest. In addition, our Code of Ethics imposes obligations on all of our directors, officers and employees to maintain books, records, accounts and financial statements that are accurate and comply with applicable laws and with our internal controls, as well as providing for disclosure controls and procedures. Our Code of Ethics also sets forth controls and prohibitions on doing business with related parties, defines the scope of those controls and prohibitions, provides a mechanism for ensuring that employees are informed of these controls and prohibitions, and requires employees to report any relevant relationships. The Code of Ethics provides for a whistleblower hotline which permits employees to report, anonymously or otherwise, ethical or other concerns they may have involving the Company. We have posted a copy of our Code of Ethics, and will promptly post amendments to or waivers of our Code of Ethics, on our website (*www.marthastewart.com*) under the link for "Investor Relations." Stockholders may request a written copy of the Code of Ethics, without charge, by writing to the Corporate Secretary, Martha Stewart Living Omnimedia, Inc., 11 West 42nd Street, New York, New York 10036.

AUDIT COMMITTEE

Our Audit Committee currently consists of Mr. Slotkin, who serves as its chairman, Mr. Goldstein and Mr. Roskin. The Board has determined that Mr. Slotkin qualifies as an audit committee financial expert within the meaning of the applicable rules and regulations of the SEC and that he meets the director independence standards of the NYSE. Mr. Slotkin was Chief Financial Officer of each of MacAndrews & Forbes Holdings and M&F Worldwide Corp. for seven years and spent 17 years with Citicorp, where he held a number of positions. Mr. Goldstein also serves on the audit committee of Medco Health Solutions, Inc., and serves as the chairperson of the audit committee for each of 4Kids Entertainment, Inc. and Pacific Sunwear of California, Inc. The Board has determined that such simultaneous service does not impair Mr. Goldstein's ability to serve effectively on our Audit Committee. The primary purpose of the Audit Committee is to assist the Board in monitoring the integrity of our financial statements, our independent auditor's qualifications and independence, the performance of our internal audit function and independent auditors, and our compliance with legal and regulatory requirements. In fulfilling this purpose, the Audit Committee has assumed a number of responsibilities and undertaken to perform a number of duties, each of which is detailed in the Audit Committee's charter, which is posted on the Company's website (*www.marthastewart.com*) under the link for "Investor Relations." Upon written request to the Corporate Secretary, Martha Stewart Living Omnimedia, Inc., 11 West 42nd Street, New York, New York 10036, we will provide each stockholder, without charge, with a copy of our Audit Committee charter.

Among other actions described in the charter, the Audit Committee is authorized to:

- exercise sole authority to appoint or replace our independent auditor and oversee the compensation and work thereof (including resolution of any disagreements between our management and the independent auditor regarding financial reporting);

- pre-approve all audit services and permitted non-audit services (including the fees and terms thereof) to be performed by our independent auditor, subject to the *de minimis* exception for non-audit services described in Section 10A(i)(1)(B) of the Securities Exchange Act of 1934;

- review and discuss with management and our independent auditor the annual audited financial statements, including disclosures made in management's discussion and analysis, and recommend to the Board whether the audited financial statements should be included in our Annual Report on Form 10-K;

- review and discuss with management and our independent auditor our quarterly financial statements prior to the filing of our Quarterly Reports on Form 10-Q, including disclosures made in management's discussion and analysis;

- discuss with management and our independent auditor any significant financial reporting issues and judgments made in connection with the preparation of our financial statements, including any significant changes in our selection or application of accounting principles, any major issues as to the adequacy of our internal controls or steps taken in light of any material control deficiencies;

- discuss, at least generally, with management, our earnings press releases, including the use of "pro forma" or "adjusted" information that is not in conformity with generally accepted accounting principles ("GAAP"), and our practices regarding earnings releases and financial information and earnings guidance provided to analysts and rating agencies;

- discuss with management and our independent auditor the effect of regulatory and accounting initiatives, as well as any off-balance sheet structures on our financial statements;

- discuss with management our major financial risk exposures and the steps taken by management to monitor and control such exposures, including our risk assessment and risk management policies; and

- prepare the report required by the SEC to be included in this Proxy Statement under the caption "Report of the Audit Committee."

The Audit Committee met 10 times during 2008. The Board, in its business judgment, has determined that the members of the Audit Committee meet the financial literacy requirements for audit committee members of the listing standards of the NYSE and the independence requirements for audit committee members of the listing standards of the NYSE, Rule 10A-3(b) as promulgated under the Securities Exchange Act of 1934, and SEC rules and regulations.

COMPENSATION COMMITTEE

Our Compensation Committee currently consists of Mr. Roskin, who serves as its chairman, and Mr. Goldstein and Mr. Slotkin. The primary purpose of the Compensation Committee is to assist the Board in fulfilling its oversight responsibilities in the areas of compensation and management development. In fulfilling this purpose, the Compensation Committee has assumed a number of responsibilities and undertaken to perform a number of duties, each of which is detailed in the

Compensation Committee's charter, which is posted on the Company's website (*www.marthastewart.com*) under the link for "Investor Relations." Upon written request to the Corporate Secretary, Martha Stewart Living Omnimedia, Inc., 11 West 42nd Street, New York, New York 10036, we will provide each stockholder, without charge, with a copy of our Compensation Committee charter.

Among other actions described in the charter, the Compensation Committee is authorized to:

- review our compensation policies and programs at least annually to endeavor to ensure they best facilitate our objective of maximizing stockholder value;
- review and approve compensation and employment offers and arrangements, including corporate goals and objectives relevant to bonuses and any incentive compensation for the Executive Chairman, the co-CEOs, our other executive officers and members of our senior management, including our Founder;
- review and discuss with management our annual Compensation Discussion and Analysis of executive compensation and recommend to the Board whether it should be included in the proxy statement;
- approve the material terms of employment, severance and change-of-control agreements for our executive officers;
- approve bonus pools for executive and non-executive level employees under our non-equity incentive program; and
- approve the adoption of new compensation and equity plans, and approve amendments and modifications to our compensation and equity incentive plans, subject in each case to any required stockholder approvals.

The Compensation Committee has authority under its charter to delegate authority to subcommittees of one or more members as it deems appropriate or to members of management in connection with certain of its duties and responsibilities, provided such delegation is consistent with applicable law and NYSE requirements. The Board has established an Equity Committee, with Mr. Koppelman as the sole member. The Equity Committee is authorized to approve grants of restricted stock and options pursuant to the Company's Omnibus Stock and Option Compensation Plan (the "Omnibus Plan") in an aggregate amount of up to 100,000 shares per quarter in connection with the negotiation and execution of employment letters with employees who are not Section 16 employees. No single grant made under this delegation can exceed 20,000 shares. In addition, the Compensation Committee has delegated the direct responsibility for the Company's 401(k) plan to members of management. The Compensation Committee also has the authority to retain outside compensation, legal and other advisors. The Compensation Committee engaged Frederick W. Cook & Co, Inc. ("FWC"), a compensation consultant, to provide compensation-related advice and information as requested by the Compensation Committee from time-to-time with respect to executive-level employees. FWC has provided guidance with respect to appropriate size and scope of equity grants, giving the Compensation Committee guidance with respect to market conditions and other factors without making specific recommendations regarding or otherwise determining any executive officer's or director's compensation or any component thereof. The Compensation Committee also consults with Mr. Koppelman, our Executive Chairman, regarding executive compensation matters, and refers to surveys from several third-party providers, all as described in "Compensation Discussion and Analysis."

The Compensation Committee met 13 times during 2008. The Board, in its business judgment, has determined that the members of the Compensation Committee meet the independence requirements of the listing standards of the NYSE.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Each of the members of our Compensation Committee is a non-employee director. None of our executive officers currently serves, or in the past has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or Compensation Committee.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Our Nominating and Corporate Governance Committee (the "Governance Committee") currently consists of Ms. Beers, who serves as its chairperson, and Mr. Kantarian. The primary purpose of the Governance Committee is to identify and recommend individuals to become members of the Board, develop and recommend to the Board a set of corporate governance principles, oversee the evaluation of the Board and each committee of the Board, and perform a leadership role in shaping our corporate governance. In fulfilling this purpose, the Governance Committee has assumed a number of responsibilities and undertaken to perform a number of duties, each of which is detailed in the Governance Committee's charter, which is posted on the Company's website (*www.marthastewart.com*) under the link for "Investor Relations." Upon written request to the Corporate Secretary, Martha Stewart Living Omnimedia, Inc., 11 West 42nd Street, New York, New York 10036, we will provide each stockholder, without charge, with a copy of our Governance Committee charter.

Among other actions described in the charter, the Governance Committee is authorized to:

- develop and recommend the criteria to be used for identifying and evaluating director candidates;
- identify, review the qualifications of, and recruit candidates for election to the Board;
- recommend to the Board candidates for election or re-election to the Board at the annual stockholders' meeting and for appointment by the Board as necessary to fill vacancies and newly created directorships;
- periodically review our executive level organizational structure, hiring practices, succession planning and management development;
- recommend to the Board the membership of the Board's various committees;
- oversee performance evaluation process for the Board and its committees, and report annually to the Board with an assessment of the Board's performance; and
- review the corporate governance guidelines applicable to MSO and recommend changes.

The Governance Committee considers candidates for Board membership suggested by its members and other Board members, as well as management. The Governance Committee has the authority to, but did not in 2008, retain a third party executive search firm to identify or assist in the evaluation of candidates. The Governance Committee will also consider as potential nominees for our Board persons recommended by stockholders. Stockholder recommendations should be submitted to the Governance Committee at our principal address in care of the Corporate Secretary. Each stockholder recommendation should include a personal biography of the proposed nominee, a description of the background or experience that qualifies such person for consideration and a statement that such person has agreed to serve if nominated and elected. Stockholders who themselves wish to nominate a person for election to the Board, as contrasted with recommending a potential nominee to the Board for its consideration, are required to comply with the requirements detailed under "Proposals of Stockholders."

Once the Governance Committee has identified a prospective nominee, the Governance Committee makes an initial determination as to whether to conduct a full evaluation of the candidate. This initial determination is based on the information provided to the Governance Committee concerning the prospective candidate, as well as the Governance Committee's own knowledge of the prospective candidate, which may be supplemented by inquiries to the person making the recommendation or others. The preliminary determination is based primarily on the need for additional Board members to fill vacancies or expand the size of the Board and the likelihood that the prospective nominee can satisfy the evaluation factors described below. If the Governance Committee determines, in consultation with other Board members as appropriate, that additional consideration is warranted, it may gather or request the third party search firm to gather additional information about the prospective nominee's background and experience. The Governance Committee then evaluates the prospective nominee taking into account whether the prospective nominee is independent within the meaning of the listing standards of the NYSE and such other factors as it deems relevant, including the current composition of the Board, the balance of management and independent directors, the need for Audit Committee or Compensation Committee expertise, the prospective nominee's skills and experience, and the evaluations of other prospective nominees. In connection with this evaluation, the Governance Committee determines whether to interview the prospective nominee and, if warranted, one or more members of the Governance Committee and others, as appropriate, conduct interviews in person or by telephone. After completing this process, the Governance Committee makes a recommendation to the full Board as to the persons who should be nominated by the Board, and the Board determines the nominees after considering the recommendation and report of the Governance Committee. The Governance Committee follows the same process and uses the same criteria for evaluating candidates proposed by stockholders, members of the Board and members of management.

The Governance Committee met six times during 2008. The Board, in its business judgment, has determined that the members of the Governance Committee meet the independence requirements of the listing standards of the NYSE. The Governance Committee has recommended each of the Company's directors who is standing for re-election.

COMPENSATION OF OUTSIDE DIRECTORS

The Board of Directors approved a new compensation plan as of May 20, 2008. Prior to the adoption of the new compensation plan, each of our independent directors received an annual retainer of $40,000 for serving on our Board, paid in equal quarterly installments. The chairman of each committee also received an additional annual retainer of $7,000. In addition, our Lead Director received an additional annual retainer of $7,000. Each independent director also received a meeting fee of $1,000 for each in-person meeting of our Board that he or she attended and a fee of $500 for each committee or telephonic Board meeting in which he or she participated. Of the total compensation earned under the former compensation plan, a minimum of 25% of a director's total fees were payable in shares of our Class A Common Stock. The remaining 75% of such fees (in 25% increments) could be paid either in shares of Class A Common Stock or in cash at the election of the director.

Under the new compensation plan, the independent directors' annual retainer of $40,000 from prior years remained unchanged. The annual retainer continues to be payable in a mix of stock and cash, with a required minimum equity component of 25%. The number of shares of unrestricted Class A Common Stock received is equal to the fees payable in equity to the director, divided by the closing price of a share on the last business day of the quarter for which payment is being made. The annual fee paid to the chairperson of the Nominating and Corporate Governance committee also remained unchanged at $7,000. The annual fees paid to the Lead Director and the chairpersons of the Audit Committee and Compensation Committee were increased from $7,000 to $15,000. Any special committee chairperson receives an annual fee of $25,000. These fees are now payable only in cash. Under the new director compensation plan, the meeting fees were increased. Independent directors now earn $1,500 for each in-person Board meeting attended, an increase from $1,000 per meeting. Independent directors also receive $1,000 for each telephonic Board meeting in which he or she participates, an increase from $500. Independent directors also receive $1,000 for each committee meeting in which he or she participates, an increase from $500. These fees are now payable only in cash.

Previously, new directors received an option to purchase 25,000 shares when first elected or appointed to the Board, and an annual grant of an option to purchase 7,500 shares immediately following each annual meeting of stockholders. Under the new directors' compensation plan, each non-employee director now receives an annual grant of $75,000 of value upon appointment or election/re-election to the Board. This grant is comprised of 50% restricted stock and 50% options. The stock is priced at the closing on the date of issuance, and the options are priced using the Black-Scholes method. For grants made to new directors during the year, the grants are issued on the first business day of the month following a director's appointment to the Board pursuant to our policy on equity issuances. For grants relating to a director's election or re-election at an annual meeting of stockholders, the grants will be issued on the date of such meeting. All grants related to a director's appointment or election/re-election to the Board under the new plan vest on the first anniversary of the grant.

Grants under the new directors' compensation plan are issued pursuant to the Company's Omnibus Plan.

In 2008, we paid our Chairman of the Board, Mr. Koppelman, an annual retainer of $75,000 prior to his becoming an employee of the Company. We paid Mr. Koppelman's retainer in equal quarterly installments, which was pro-rated through the date he became an employee. We also had additional compensation arrangements with Mr. Koppelman as described under "Executive Compensation Agreements." Because he is now our Executive Chairman, Mr. Koppelman's compensation is included in the Summary Compensation Table rather than the Directors' Compensation Table.

All directors receive reimbursement of reasonable expenses incurred in connection with participation in our Board and committee meetings.

DEFERRED COMPENSATION

Each non-employee director may defer the receipt of his or her cash director fees into an interest-bearing cash account, which account accrues interest (credited to the account quarterly) at the prime rate as published in the Wall Street Journal as in effect from time to time. Directors may choose to have their elected or mandatory shares of Class A Common Stock placed into a share account. Any shares credited to a share account are credited with additional shares, on an interest-free basis, having a value equal to any dividends paid with respect to such shares. The amount of cash in his or her cash account, plus a number of shares of Class A Common Stock equal to the number of shares in his or her share account, will be delivered to a director with 60 days following a director's separation from service or death, with cash being paid in lieu of any fractional shares. Mr. Goldstein is the only director who has elected to defer compensation and has done so with respect to the shares of Class A Common Stock. In December 2008, we amended the director deferral plan, and Mr. Goldstein's election to participate in the plan, to be compliant with Section 409A of the Internal Revenue Code of 1986.

DIRECTOR STOCK OWNERSHIP GUIDELINES

In March 2005, the Compensation Committee adopted stock ownership guidelines to further the Company's governance policy of encouraging directors to have an equity interest in the Company and to further align their interest with the interests of stockholders. The guidelines provide that each non-management director is expected to own Company shares with a value equal to five times his or her annual retainer. Consistent with the guidelines for certain employees, directors that do not meet the ownership test are required to hold 75% of their shares of vested restricted stock (after accounting for shares surrendered to pay tax obligations) or stock options (after accounting for the exercise price) before they are permitted to sell shares of Company stock. All our directors currently comply with these guidelines.

The following table provides information on the compensation of our independent directors for the year ended December 31, 2008.

DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash	Stock Awards (1)	Option Awards (1)	All Other Compensation	Total
Charlotte Beers (2)	$ 13,503	$29,996	$32,312	—	$ 75.812
Rick Boyko (3)	49,151	22,137	25,786	—	97,074
Michael Goldstein (4)	73,837	30,336	25,786	—	129.959
Jill Greenthal (5)	11,255	3,745	9,121	—	24,121
Thomas Siekman (6)	24,584	7,018	12,149	—	43,751
Bradley Singer (7)	11,065	3,685	—	—	14,750
Todd Slotkin (8)	116,778	10,165	32,312	—	159,254
William Roskin (9)	15,501	8,748	6,164	—	30,414

(1) The amount represents the amount recognized for financial statement reporting purposes in 2008 for options and restricted stock granted in 2008 and prior years pursuant to the Statement of Financial Accounting Standards No. 123 (revised 2004) *Share-Based Payment* ("FAS 123R"), disregarding the estimate of forfeiture related to service-based vesting conditions. For the assumptions used to determine the compensation expense, see Note 9 to our 2008 audited financial statements included in our Annual Report on Form 10-K. The stock award numbers reflect the payments of director compensation in shares of the Class A Common Stock based on the closing price of the Class A Common Stock on the last business day of each fiscal quarter. The number of shares received by each director was equal to the fees payable to the director in Class A Common Stock divided by the closing price of the Class A Common Stock on the last business day of such quarter. In 2008, the respective prices per share of the Class A Common Stock were: $7.43 on March 31, $7.40 on June 30, $8.51 on September 30 and $2.60 on December 31. Except for Mr. Roskin, the stock awards number is equal to the aggregate grant date fair value of these shares.

(2) Ms. Beers became a director on March 24, 2008. She elected to receive in stock 100% of the director compensation that could be payable to her in stock, or 6,372 shares, for 2008 services. In connection with becoming a director, Ms. Beers received an option to purchase 25,000 shares of Class A Common Stock on March 24, 2008 with an exercise price of $7.75 (grant date fair value, $67,500) and a continuing director option on May 20, 2008 for 7,500 shares with an exercise price of $9.09 (grant date fair value, $20,775). As of December 31, 2008, Ms. Beers had options for 32,500 shares outstanding.

(3) Mr. Boyko served as a director until January 31, 2009. He elected to receive in stock 50% of director compensation that could be payable to him in stock, or 4,147 shares, for 2008 services. He

also received a continuing director option on May 20, 2008 for 7,500 shares with an exercise price of $9.09 (grant date fair value, $20,775). As of December 31, 2008, Mr. Boyko had options for 55,000 shares outstanding.

(4) Mr. Goldstein elected to receive in stock 50% of director compensation that could be payable to him in stock, and to defer receipt of the stock portion until his services as a director end. Mr. Goldstein deferred the receipt of 5,254 shares for 2008 services. He also received a continuing director option on May 20, 2008 for 7,500 shares with an exercise price of $9.09 (grant date fair value, $20,775). As of December 31, 2008, Mr. Goldstein had options for 55,000 shares outstanding.

(5) Ms. Greenthal served as a director until March 24, 2008. She elected to receive in stock 25% of director compensation that could be payable to her in stock, or 504 shares, for 2008 services. As of December 31, 2008, Ms. Greenthal had options for 24,167 shares outstanding, after taking into account options for 15,833 shares which were forfeited during 2008.

(6) Mr. Siekman served as a director until June 15, 2008. He elected to receive in stock 25% of director compensation that could be payable to him in stock, or 946 shares, for 2008 services. He also received a continuing director option on May 20, 2008 for 7,500 shares with an exercise price of $9.09 (grant date fair value, $20,775), which he forfeited thereafter. As of December 31, 2008, Mr. Siekman had options for 29,167 shares.

(7) Mr. Singer served as a director until March 24, 2008. He elected to receive in stock 25% of director compensation that could be payable to him in stock, or 496 shares, for 2008 services. As of December 31, 2008, Mr. Singer had options for 47,500 shares outstanding after taking into account an option for 7,500 shares which was forfeited during 2008.

(8) Mr. Slotkin became a director on March 24, 2008. He elected to receive in stock 25% of director compensation that could be payable to him in stock, or 1,953 shares, for 2008 services. In connection with becoming a director, Mr. Slotkin received an option to purchase 25,000 shares of Class A Common Stock on March 24, 2008 with an exercise price of $7.75 (grant date fair value, $67,500) and a continuing director option on May 20, 2008 for 7,500 shares with an exercise price of $9.09 (grant date fair value, $20,775). As of December 31, 2008, Mr. Slotkin had options for 32,500 shares outstanding.

(9) Mr. Roskin became a director on October 14, 2008. He elected to receive in stock 25% of director compensation that could be payable to him in stock, or 961 shares, for 2008 services (grant date fair value $2,499). In connection with becoming a director, Mr. Roskin received an option to purchase 22,234 shares of Class A Common Stock on November 1, 2008 with an exercise price of $5.28 (grant date fair value, $37,575) and 7,102 shares of restricted stock (grant date fair value $37,499), all of which will vest on the first anniversary of the grant. As of December 31, 2008, Mr. Roskin had an option for 22,234 shares outstanding.

Information regarding the compensation of Mr. Koppelman and Ms. Lyne, who served as executive officers of the Company as well as directors, is included in the Summary Compensation Table.

INFORMATION CONCERNING EXECUTIVE OFFICERS AND OUR FOUNDER

The names, ages and certain background information about our executive officers, other than Charles Koppelman, our Executive Chairman and Principal Executive Officer, whose biographical information is set forth above under "Election of Directors – Information Concerning Nominees," and our Founder are set forth below.

Martha Stewart, age 67, is the Founder of the Company and the author of numerous books on the domestic arts, including *Entertaining*. Ms. Stewart served as our Chairman of the Board and Chief

Executive Officer from our creation in 1996 until June 2003, when she resigned as a director, our Chairman and our Chief Executive Officer and assumed the position of Chief Creative Officer. Ms. Stewart continued to serve as our Chief Creative Officer until March 2004 when she resigned as Chief Creative Officer and assumed the position of Founder, a non-officer position.

Wenda Harris Millard, age 54, has served as our President of Media since July 2007. She became our co-Chief Executive Officer on June 11, 2008. From June 2004 to July 2007, she served as one of our directors. From 2001 to 2007, Ms. Millard was the Chief Sales Officer of Yahoo! Inc. From 2000 to 2001, she was Chief Internet Officer at Ziff Davis Media and president of Ziff Davis Internet. From 1996 through 2000, Ms. Millard was Executive Vice President and one of the founding members of DoubleClick.

Robin Marino, age 54, has served as our President of Merchandising since June 2005. She became our co-Chief Executive Officer on June 11, 2008. From 1999 to 2005, Ms. Marino was President and Chief Operating Officer of Kate Spade, Inc. Prior to that, she served in a variety of management positions for fashion and retail companies such as Burberry LTD (1997-1998), Donna Karan International, Inc. (1996-1997), Wathne LTD (1989-1996) and Federated Department Stores, Inc. (1977-1989).

Gael Towey, age 57, has served as our Chief Creative Officer since May 2005. From 2001 through May 2005, she served as our Senior Executive Vice President and Creative Director, and from 1997 to 2001, served as our Executive Vice President, Art and Style and Creative Director. Prior to that, Ms. Towey worked for *Martha Stewart Living* magazine as the Design Director from 1996 to 1997 and as Art Director from 1990 to 1996. Ms. Towey also has an additional 15 years of experience in the publishing industry, including with *House & Garden* magazine, Clarkson Potter /Publishers and Viking Press, Inc.

William Stern, age 45, has served as our General Counsel and Secretary since September 2008. Prior to becoming our General Counsel, Mr. Stern had served as our Senior Deputy General Counsel since joining the Company in 2005. Mr. Stern was a Principal at Fish & Richardson, PC from 2002 until joining our Company. Prior to that, Mr. Stern was a Partner at Morrison & Foerster LLP from 2000 to 2002.

Allison Jacques, age 44, served as our interim principal financial officer from January 1, 2009 to March 31, 2009. She has served as our Controller since December 2002. Prior to that, she served as the Assistant Controller since joining the Company in April 1997. From June 1991 until March 1997, Ms. Jacques served in various capacities of increasing responsibilities in the finance department of General Media Int'l, Inc. Prior to that, she worked at Grant Thornton LLP as a certified public accountant.

Kelli Turner, age 38, became our Executive Vice President and Chief Financial Officer on March 31, 2009. Prior to joining the Company, Ms. Turner served as Senior Vice President, Operations in the Office of the President and CEO of Time Warner (a media and entertainment company) since April 2007. Prior to that, Ms. Turner served as Senior Vice President, Business Development for New Line Cinema (a filmed entertainment company that is a division of Warner Brothers, a division of Time Warner) from April 2006 to April 2007, and as Vice President, Investor Relations for Time Warner from August 2004 to April 2006. Ms. Turner was an investment banker with Allen & Company from 2002 to 2004 and with Salomon Smith Barney from 1997 to 2002. Ms. Turner is a registered CPA.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis set forth below with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K.

Members of the Compensation Committee

William Roskin (Chairperson)
Michael Goldstein
Todd Slotkin

The Compensation Committee Report above does not constitute "soliciting material" and will not be deemed "filed" or incorporated by reference into any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate our SEC filings by reference, in whole or in part, notwithstanding anything to the contrary set forth in those filings.

COMPENSATION DISCUSSION AND ANALYSIS

COMPENSATION PHILOSOPHY

Our compensation philosophy is guided by our belief that the Company's business goals are highly dependent on attracting and retaining executives with the rare combination of creative skill and managerial expertise. We have two core businesses – media and merchandising – that operate through four distinct, though somewhat overlapping, business units. To motivate the executive officers listed in the Summary Compensation Table (the "NEOs") and other key executives to work towards overall Company success, we have attempted generally to tie incentive compensation packages to consolidated adjusted earnings before interest, taxes, depreciation and amortization expenses ("adjusted EBITDA"). Although subject to review, we currently use consolidated adjusted EBITDA, rather than just results in each NEO's business unit on the theory that this is the preferred way to align the NEO's interests with those of our stockholders. We consider adjusted EBITDA an important indicator of operational strength and a significant factor in determining how to allocate resources and capital, because it captures all of the revenue and ongoing operating expenses of our businesses without the influence of these items.

The foundation of our compensation philosophy is based on three principles:

- We pay our senior executives base salaries commensurate with their backgrounds, skill sets, and responsibilities.
- We tie incentive cash bonuses to both an executive's individual performance and to the Company's consolidated financial results.
- We make equity grants that vest over time in order to induce executives to remain in our employ and to align their interests with those of our other stockholders, and we subject these executives to minimum stock ownership requirements. We are moving towards equity compensation packages based on stock options and performance restricted stock units, rather than restricted shares, because we believe these awards better aligns our executives' interests with those of the stockholders.

The Compensation Committee reviews and administers the compensation program for each of our NEOs, certain other senior executives, and Martha Stewart, our Founder. In prior years, compensation was typically set at a meeting early in the calendar year after reviewing performance for the past year and prospects for the year ahead. Last year, we experienced many changes in the composition and structure of our senior management. After the departure of former CEO, Susan Lyne, we entered into new multi-year employment agreements with our Executive Chairman and Co-CEOs. These agreements defined their respective roles and helped to assure managerial continuity. Ms. Stewart also has an employment agreement with us, which we are in the process of renegotiating prior to its expiration later this year. For more information on the scope and authority of the Compensation Committee, see "Meetings and Committees of the Board – Compensation Committee."

In 2008, the compensation paid to Ms. Lyne, our former CEO, was based on her employment and separation agreements. The compensation paid to Mr. Barton, our former general counsel, was based on his employment letter and the terms of our 2005 Executive Severance Pay Plan. Their compensation is discussed below under the heading "Separation Arrangements."

APPROACH TO ESTABLISHING TOTAL COMPENSATION LEVELS

Internal Review

Our executives receive a mix of base salary, performance-based cash bonus and long-term equity grants. We arrive at total compensation levels by determining appropriate levels for each element. In an effort to align the interests of our business heads and create fairness and promote cooperation across the Company, our approach to setting compensation is to start with a basic premise that the business heads of our media and merchandising businesses, now our Co-CEOs, should receive consistent compensation. As a result, we executed essentially identical employment agreements with Ms. Millard and Ms. Marino. Our employment agreement with Mr. Koppelman, who became our principal executive officer in September 2008 in addition to serving as Chairman, provides him generally the same annual compensation that Ms. Lyne received.

Our Executive Chairman is responsible for identifying qualified candidates for the Company's executive team and negotiating compensation packages consistent with our compensation philosophy, with the involvement (and subject to the approval) of the Compensation Committee in the case of the NEOs, certain other senior executives and Ms. Stewart. In approving hires at this level and applying both the general framework and the flexibility discussed above, our Compensation Committee considers many variables, including each candidate's respective experience. While not formulaic or exhaustive, the variables the Compensation Committee has considered in the past include:

- the experience, knowledge, and performance of the senior executive in question;
- the competitive market for similar executive talent;
- how critical the retention of any particular executive is to achieving the Company's strategic goals;
- the performance of the Company (and each of its operating segments) against internal performance targets;
- how well an executive works across business segments to promote overall corporate goals; and
- pre-existing employment agreements between the Company and an NEO.

Based on this analysis as described below, the Compensation Committee makes determinations as to each element of the compensation package, weighing each component in its discretion based on the facts and circumstances surrounding each NEO's contract or annual review.

Market Review

The Compensation Committee generally looks to several external sources to assist in setting base salaries and any annual increases to base salaries for our NEOs. Among the sources used are FWC,

Watson Wyatt, World at Work (formerly known as the American Compensation Association), Mercer Consulting, the Conference Board, Magazine Publishers of America, Towers Perrin and the Institute of Management and Administration ("IOMA"). None of these sources is dispositive, but each provides information that the Compensation Committee considers. In 2008, the Compensation Committee hired FWC specifically in connection with its review of equity compensation programs. FWC provided guidance with respect to appropriate size and scope of equity grants, giving the Compensation Committee guidance with respect to market conditions and other factors without making specific recommendations regarding any executive officer's compensation or equity grant.

ANALYSIS OF ELEMENTS OF TOTAL COMPENSATION

Base Salaries

While we believe it is appropriate for an executive's total compensation package to be significantly conditioned on both the executive's and the Company's performance, we also recognize that base salary is an important element of consideration for services rendered by the executive. Accordingly, we seek to keep base salaries competitive with peer companies in the New York metropolitan region.

When we hired Susan Lyne as CEO, we tied her base salary to that of Ms. Stewart and that of our former CEO, both of whom received $900,000 as a base salary, an amount we deemed appropriate for an executive with the experience, expertise and managerial control required for the job. When we executed our employment agreement with Mr. Koppelman as our Executive Chairman in September 2008, we provided him a salary at the same level as that of Ms. Lyne. The Compensation Committee believed that a base salary of $900,000 was appropriate for a principal executive officer with Mr. Koppelman's skills and background. This compensation replaced the consulting arrangement Mr. Koppelman had with us.

The September 2008 employment agreements with Ms. Millard and Ms. Marino provide each with a salary of $650,000. This represents an increase from the salary of $550,000 each was receiving at the beginning of 2008. The increase reflects the promotion of each to Co-CEOs and their increased responsibility with respect to Company-wide operations and administration.

Neither Mr. Hochhauser nor Ms. Towey had or has an employment agreement with the Company. As Chief Financial Officer in 2008, Mr. Hochhauser's salary was $400,000, to which it had been raised in January 2008 to make it competitive with the market. Ms. Towey's base salary of $458,507 in 2008 was unchanged from 2007. In recognition of her key role as Chief Creative Officer, Ms. Towey's compensation has consistently been among the highest of our senior executive officers.

For 2009, the Compensation Committee has decided generally to freeze salaries based on general economic conditions.

Annual Cash Bonuses

Our compensation philosophy has included granting annual cash bonuses tied to the overall financial performance of the Company, although the individual performance of an executive and his or her division may also be taken into account. These cash bonuses are designed to typically reflect a material part of our NEOs' total compensation.

We award cash bonuses pursuant to the Martha Stewart Living Omnimedia, Inc. Annual Incentive Plan. Under the annual incentive plan, the Compensation Committee typically sets funding for the overall bonus pool tied to adjusted EBITDA targets in the budget as approved by the Board. In addition to the Company performance component, if an executive has exceeded his or her written goals and materially advanced the Company's business, the Compensation Committee retains the discretion to award an above-target bonus. Historically, our principal executive officer would review each NEO's performance (other than his or her own) against operating and strategic goals set for that executive during the previous year; he or she would then further assesses each NEO's individual performance by measuring the results of the NEO's division, and the NEO's contribution to the Company's consolidated results. Based on this assessment, and taking into account the actual bonus pool funding, our principal executive officer would then recommend to the Compensation Committee what percentage of target bonus each of the NEOs should receive. The Compensation Committee would be free to accept or reject the recommendation or suggest other factors or outcomes.

Target bonuses are set as a percentage of annual base salary. We believe that senior executives can have the greatest direct impact on the Company's overall results, and therefore we typically set their bonus targets at a higher percentage of base salaries than other employees. Ms. Stewart, Mr. Koppelman, Ms. Marino and Ms. Millard each have bonus targets of 100% of their base salaries and maximums of 150% provided for in their employment agreements.

Ms. Stewart's contract guarantees her a bonus of at least 55% of her base salary. There are no guarantees for other executives, although in a few instances we have made first-year guarantees to recruit key talent. In 2008, the establishment of Mr. Koppelman's target at 100% reflected the Committee's belief that his compensation as the principal executive officer should generally mirror the compensation of Ms. Stewart and what Ms. Lyne formerly received. Ms. Marino and Ms. Millard also received targets thresholds of 100% of their bases, with a pro-rated base for the year set at $557,000. Mr. Koppelman's had a pro-rated base for the year calculated at $450,000. The other NEOs had targets of 70%-80% for 2008. Senior executives, except those paid on a commission basis, generally have targets ranging from 10%-70%, depending on responsibilities, title and seniority.

We typically pay part of the target bonus in December, and pay the balance during the following year. In 2008, we paid 15% of each employee's target bonus in December, representing a portion of the accrued dollars in the bonus. Thereafter, the Compensation Committee determined that, due to the economic downturn, the 15% paid in December would be the entirety of cash bonuses paid, subject to any contractual obligations such as Ms. Stewart's. For 2008, individual performance did not affect bonuses.

Long-Term Incentive Compensation

To succeed in our business goals, we need to retain key executives and creative talent. One tool to achieve this is to grant annual equity awards. Because these awards vest over time, they provide incentive to stay with the Company over the long term. These equity awards also provide flexibility to the Compensation Committee to reward superior (or reflect subpar) performance by senior executive officers. The Compensation Committee made restricted stock grants to certain NEOs and other key employees in early 2008 reflecting their 2007 performance, as evaluated by Ms. Lyne, the CEO and principal executive officer at that time, and the Compensation Committee. At that time, the Compensation Committee determined to shift the mix of equity grants, emphasizing options over restricted stock. Although changes to the accounting treatment for stock options as a result of the implementation of FAS 123R have made options less attractive to us, because we have to recognize a charge for the value of an option when granted that might be disproportionate to the value received by the recipient upon exercise, we believe options better align the interests of recipients with those of stockholders. If the stock price drops, the award may lose its entire value.

In 2008, the Company granted a limited number of shares of restricted stock for 2007 performance and made more significant option grants to NEOs and several other employees deemed critical to the business. Options granted in March 2008 vest pursuant to a staggered schedule over a three-plus year period, with tranches vesting on each of June 15, 2009, July 15, 2010 and August 15, 2011. These staggered vesting dates were intended to stagger benefits to NEOs and other employees over the course of each of the vesting years, thereby minimizing the once-per-year benefit of cash, restricted stock and option awards vesting on the same date. All stock options granted by the Company have been nonqualified stock options priced at fair market value, as defined in the applicable plan, which for the Omnibus Plan is the closing price of our Class A Common Stock on the date the grant is effective.

The grants made in early 2008 were made pursuant to our Amended and Restated 1999 Stock Incentive Plan (the "Employee Stock Plan"). All grants made since May 2008 were made pursuant to our Omnibus Plan, which was approved at our May 2008 annual meeting of stockholders. In 2008, we adopted a policy on equity issuances. Under the policy, grants of equity determined during the course of any calendar month become effective on the first business day of the following calendar month. We then issue and price equity grants on that first business day of the month with an exercise price or value, as the case may be, equal to the closing price of our Class A Common Stock on that day.

When determining the magnitude of a grant to an NEO or other senior executive, we consider the executive's level of responsibility, competitive practices, and other relevant factors. We tend to make these awards in bands that correlate closely to an executive's title (*e.g.*, Senior Vice Presidents receive larger grants than Vice Presidents), but, as noted above, an individual executive's performance in the prior fiscal year might result in his or her receiving a greater or lesser grant. In addition to providing another form of performance-based consideration for the services rendered by our NEOs, we also make equity grants: (i) to help retain the executives by increasing the overall future value of their total compensation by having the grants vest over a period of years and (ii) to give added financial incentives to our NEOs to bring about long-term, Company-wide improvements in adjusted EBITDA, thereby further aligning the executive's interests with those of our other stockholders.

Based in part on successes achieved by the Company in 2007, the Compensation Committee granted restricted stock and options to our senior executives in February 2008 and March 2008 as follows:

	Options	Restricted Stock
Ms. Stewart	750,000 shares	—
Ms. Marino	300,000 shares	15,000 shares
Ms. Millard	300,000 shares	15,000 shares
Mr. Hochhauser	225,000 shares	15,000 shares
Ms. Towey	100,000 shares	15,000 shares

Further, as described above, in September 2008, Mr. Koppelman, Ms. Marino and Ms. Millard executed new employment agreements with us, reflecting their new roles as Executive Chairman and Co-CEOs, respectively. In connection with these employment agreements, we made grants of restricted stock, performance shares and options to these NEOs in the following amounts:

	Options	Restricted Stock	Performance Shares
Mr. Koppelman	600,000 shares	225,000 shares	200,000 shares
Ms. Marino	100,000 shares	50,000 shares	—
Ms. Millard	100,000 shares	50,000 shares	—

The performance shares issued to Mr. Koppelman are in two tranches of 100,000 shares each, which only vest if our stock price sustains a trading price of $15 and $25, respectively for a period of 60 consecutive days.

In early 2009, the Compensation Committee added performance restricted stock units ("PRSUs") as an instrument in our equity compensation arrangements. On March 2, 2009, we issued options and PRSUs to our senior executive officers, including our NEOs. The grant of PRSUs represents the right to acquire a number of shares, if any, depending upon the Company's cumulative adjusted EBITDA over a performance period that began on January 1, 2009 and ends on December 31, 2011. The shares may vest in some portion of the totals listed below depending on relative performance. None of the shares subject to the PRSUs will vest if the Company fails to meet 80% of the cumulative adjusted EBITDA target; 50% of the shares vest at 80% of target and 90% of the shares vest at 90% of target (amounts between 50% and 100% are interpolated based on cumulative adjusted EBITDA).

	Options	PRSUs
Ms. Stewart	850,000 shares	—
Mr. Koppelman	550,000 shares	70,000 shares
Ms. Marino	330,000 shares	70,000 shares
Ms. Millard	330,000 shares	70,000 shares
Ms. Towey	22,500 shares	3,750 shares

Perquisites and Personal Benefits

We generally do not provide our NEOs with perquisites found at many other companies. Certain of our NEOs received additional remuneration consistent with our approach to hiring and retaining key personnel. In the case of Robin Marino, who lives a good distance from New York City, the Compensation Committee had increased her total compensation by $50,000 per year in the form of rent reimbursement for an apartment near the Company's offices. This benefit and payment ceased with the execution of her September 2008 employment agreement.

We require Ms. Stewart to have home security systems and backup power systems and to use security and car services under certain circumstances. We believe that all of these security costs are legitimate business expenses, but we also recognize that these costs can be viewed as personal benefits.

We also provide Ms. Stewart and Mr. Koppelman with use of an aircraft leased by the Company. Ms. Stewart and Mr. Koppelman may use our aircraft for personal travel on a limited basis. The aggregate incremental cost to the Company during fiscal 2008 of such use is reflected in the Summary Compensation Table. We calculate that incremental cost by using the per-hour expense approach. We calculate that hourly expense by adding to the contractual hourly rate the federal excise tax of 7.5% and an estimated fuel cost. The resulting per-hour rate is then multiplied by the number of hours Ms. Stewart or Mr. Koppelman used the plane for personal travel to arrive at the expense associated with that perquisite.

Senior management is eligible to participate in the Company's 401(k) plan on the same terms as other eligible management-level employees, including Company matching contributions.

Separation Arrangements

In line with our efforts to attract and retain executives with creative skill and managerial excellence, we have entered into employment agreements with Mr. Koppelman, Ms. Stewart, Ms. Marino and Ms. Millard that provide for benefits in connection with certain termination events. Ms. Towey is covered by the Martha Stewart Living Omnimedia, Inc. 2008 Executive Severance Pay Plan. These arrangements are described below under "Potential Payments Upon Termination or Change in Control." Mr. Hochhauser resigned voluntarily effective after the close of business on December 31, 2008 and received no separation benefits. Ms. Lyne and Mr. Barton also left our employment during 2008. We executed a separation agreement with Ms. Lyne in June 2008 giving her certain separation benefits. Mr. Barton is receiving benefits claimed under our 2005 Executive Severance Pay Plan. The separation benefits received by each of Ms. Lyne and Mr. Barton are described below under "Executive Compensation Agreements."

Employee Stock Ownership/Retention Guidelines

In March 2005, the Compensation Committee approved stock ownership guidelines for our principal executive officer and the executive officers who report directly to the principal executive officer, including each of the NEOs, to further align their interests with the interests of our stockholders. These executives are required to own shares of our Class A Common Stock with a value equal to a multiple of their base salaries. The guidelines are five times base salary for our principal executive officer and two times base salary for the executive officers who report directly to our principal executive officer. The number of shares required to be held is calculated by dividing the required dollar amount by $22.06 per share, the price per share that was fixed when the Compensation Committee established the stock ownership guidelines. We determined these multiples by reviewing the policies of other companies as presented to us in a survey provided to us by FWC at the time we adopted the policy. At the end of 2008, the dollar value of shares required to be held by each of our NEOs continuing in our employ is as follows:

Charles Koppelman	$4,500,000 (or 203,990 shares @ $22.06/share)
Robin Marino:	$1,300,000 (or 58,931 shares @ $22.06/share)
Wenda Millard:	$1,300,000 (or 58,931 shares @ $22.06/share)
Gael Towey:	$917,014 (or 43,064 shares @ $22.06/share)

Mr. Koppelman and Ms. Towey hold shares in excess of the required number. These guidelines provide that newly hired or promoted individuals, such as Ms. Millard, and Ms. Marino, be required to hold at least 75% of their vested shares (after accounting for shares surrendered to pay tax obligations) or stock options (after accounting for the exercise price) before they are permitted to sell shares of Company stock. These individuals are deemed to be in compliance with our guidelines while accruing the share thresholds required of them pursuant to this policy. As a result, all of the remaining NEOs are in compliance and the Company has not granted a waiver from these guidelines. Ms. Stewart, who owns more than a majority of the Company's stock, is not subject to the guidelines.

Tax Issues

The Compensation Committee also oversees compliance with Internal Revenue Code Section 162(m), which generally disallows a tax deduction to public companies for compensation over $1 million paid to the CEO or any of the other four most highly compensated executive officers, subject to certain exceptions. The Compensation Committee believes, however, that in certain circumstances factors other than tax deductibility take precedence when determining the forms and levels of executive compensation most appropriate and in the best interests of the Company and our stockholders. Accordingly, the Compensation Committee has from time to time approved elements of compensation for certain officers that are not fully deductible and reserves the right to do so in the future, when appropriate.

The table below summarizes the total compensation paid or earned by each NEO as well as our Founder, for the fiscal year ended December 31, 2008.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus ($)	Stock Awards ($) (1)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($) (3)	All Other Compensation ($) (4)	Total ($)
Charles Koppelman Executive Chairman and Principal Executive Officer	2008	$152,308 (5)	—	$1,152,344 (6)	$ 442,312	$ 67,500	2,136,759 (7)	3,951,223
Susan Lyne Former CEO	2008	470,769	1,032,345	153,669	— (4)	—	14,850 (8)	1,671,633
	2007	900,000	—	1,796,669	1,228,952	—	9,072	3,934,693
	2006	900,000	—	1,050,377	1,496,483	950,000	8,922	4,405,782
Howard Hochhauser CFO	2008	396,731	—	54,527 (9)	— (9)	48,000	7,386 (10)	506,644
	2007	350,000	—	235,590 (9)	—	260,000	7,236	852,826
	2006	311,500	—	109,446 (9)	4,461	245,000	7,083	677,490
Martha Stewart Founder	2008	900,000	495,000	—	452,383	—	3,594,136 (11)	5,441,519
	2007	900,000	495,000	—	—	378,000	288,854	2,061,854
	2006	900,000	495,000	—	32,391	505,000	163,785	2,096,176
Wenda Harris Millard President of Media Co-Chief Executive Officer	2008	603,045	—	564,004	205,496	83,550	8,142 (12)	1,464,237
	2007	253,083	890,000	256,486	59,893	—	30,215	1,489,677
Robin Marino President of Merchandising Co-Chief Executive Officer	2008	599,449	150,000 (13)	545,334	205,496	83,550	50,342 (14)	1,634,171
	2007	495,000	—	669,791	—	440,000	57,992	1,662,783
	2006	495,000	—	483,286	—	425,000	57,742	1,461,028
Gael Towey Chief Creative Officer	2008	464,307	—	177,228	60,318	48,143	9,222 (15)	759,218
	2007	458,507	—	289,542	—	325,000	9,072	1,082,121
Gregory Barton Former General Counsel	2008	278,462	67,200 (16)	400,463	— (17)	—	4,321 (18)	1,363,245

(1) Amounts indicated represent the dollar amount recognized for financial statement reporting purposes for each individual during 2006, 2007 and 2008, as applicable, pursuant to FAS 123R, disregarding estimated forfeitures relating to service-based vesting conditions. No restricted stock awards were forfeited by any of the named executive officers during the stated fiscal year. For each of the restricted stock awards made under the Omnibus Plan, fair value is calculated using the closing price on the grant day multiplied by the number of shares. For each of the restricted stock awards made under the 1999 Plan, fair value was calculated using the closing price on the date prior to the grant multiplied by the number of shares. These amounts reflect the Company's accounting expense for these awards, and do not represent the actual value that may be realized by the named executive officers. Please also refer to the "Grants of Plan-Based Awards Table" for information on awards made in fiscal year 2008.

(2) Amounts indicated represent the dollar amount recognized for financial statement reporting purposes for each individual during 2006, 2007 and 2008, as applicable, for stock option awards granted in that fiscal year and in prior fiscal years, in accordance with FAS 123R, disregarding estimated forfeitures related to service-based vesting conditions. These amounts do not represent the actual value that may be realized by the named executive officers. For the assumptions used to determine the compensation expense, see Note 9 to our 2008 audited financial statements included in our Annual Report on Form 10-K. Please also refer to the "Grants of Plan-Based Awards Table" for information on option awards made in fiscal year 2008.

(3) Amounts represent the actual annual incentive compensation awards earned with respect to each year by each officer pursuant to our annual incentive plan. For additional information on these awards, see the "Grants of Plan Based Awards Table" below and "Compensation Discussion and Analysis."

(4) Ms. Lyne was awarded options for 400,000 shares in March 2008. Because these options were forfeited during 2008, no amount was recognized for financial statement reporting purposes as of year end.

(5) Mr. Koppelman became a salaried employee of the Company during 2008.

(6) Includes $829,634 SFAS 123(R) expense associated with Class A Common Stock awarded to him as a director and associated with the CAK Entertainment Consulting Agreement, and $322,710 SFAS 123(R) expense associated with awards made to him as an employee of the Company.

(7) Mr. Koppelman's 2008 other compensation of $2,136,759 consists of: (i) $543,750 in consulting fees under the CAK Entertainment Consulting Agreement; (ii) $1,080,414 paid to accelerate and satisfy amounts due pursuant to the CAK Entertainment Consulting Agreement (consisting of $480,000 as the balance of cash fees and $600,414 in remaining milestone payments); (iii) $234,897 in cash fees paid to CAK Entertainment for satisfaction of performance criteria under the CAK Consulting Agreement; (iv) a $150,000 fee paid to CAK Entertainment in connection with Company's acquisition of the assets relating to the business of Emeril Lagasse; (v) $60,000 for his use of a driver; (vi) $57,645 in fees paid to Mr. Koppelman as a non-employee director; (vii) $8,998 for personal use of the Company's plane calculated by aggregating the incremental cost for his personal flights; and (viii) $1,055 in life insurance premiums.

(8) Ms. Lyne's 2008 other compensation consists of (i) $10,320 paid to her for unpaid or forfeited contributions to the Company's 401(k) plan for 2008, (ii) $3,279 in COBRA expenses and (iii) $1,250 paid in life insurance premiums, all pursuant to our separation agreement with Ms. Lyne.

(9) Mr. Hochhauser was awarded 15,000 shares of restricted stock in February 2008. Mr. Hochhauser forfeited these shares, as well as 8,375 shares granted in 2007 and 6,800 granted in 2006 and 2,027 restricted stock units immediately after fiscal year end. The amount included in the Stock Awards column excludes the $139,547 attributable to these forfeited awards for 2008 under FAS 123R. Mr. Hochhauser was awarded options for 225,000 shares in March 2008. The $135,715 attributable to this award for 2008 under FAS 123R was not recognized for financial statement reporting purposes because Mr. Hochhauser forfeited the option immediately after fiscal year end.

(10) Mr. Hochhauser's 2008 other compensation consists of (i) $6,900 in matching contributions to the Company's 401(k) plan and (ii) $486 in life insurance premiums.

(11) Ms. Stewart's 2008 other compensation of $3,594,136 consists of: (i) $3,250,000 in payments made to entities controlled by Ms. Stewart in connection with the Location Rental Agreement and Intellectual Asset Licensee Agreement, of which $2,000,000 was attributable to the period from September 2008 through August 2009, and $1,250,000 was paid as a make-whole for the prior annual period; (ii) a $100,000 annual non-accountable expense allowance; (iii) $193,066 of fees earned by Ms. Stewart as talent on our television show; (iv) $33,250 for the portion of personnel costs paid for by the Company for individuals performing work for Ms. Stewart for which the Company was not otherwise reimbursed; (v) $11,224 for personal use of the Company's plane, calculated by aggregating the incremental cost for her personal flight; and (vi) $6,594 for life insurance premiums.

(12) Ms. Millard's 2008 other compensation consists of (i) $6,900 in matching contributions to the Company's 401(k) plan and (ii) $1,242 in life insurance premiums.

(13) Ms. Marino was paid a spot bonus in the amount of $150,000 on May 6, 2008, with the provision that she repay the Company one-half of that amount if she is no longer employed by the Company on the first anniversary of the bonus payment date.

(14) Ms. Marino's 2008 other compensation of $50,342 consists of (i) $42,200 paid to her as reimbursement for rent of her apartment in New York (ii) $6,900 in matching contributions to the Company's 401(k) plan and (iii) $1,242 in life insurance premiums.

(15) Ms. Towey's 2008 other compensation consists of (i) $6,900 in matching contributions to the Company's 401(k) plan match and (ii) $2,322 in life insurance premiums.

(16) Mr. Barton was General Counsel until August 2008. Mr. Barton's Bonus payments pursuant to the 2005 Executive Severance Pay Plan are valued at $67,200, representing 15% of bonus amounts as paid to executives other than Ms. Stewart for 2008. Mr. Barton claims entitlement to 100% of the aggregate target bonuses relating to 2008, an amount that would equal $448,000.

(17) Mr. Barton was awarded options for 100,000 shares in March 2008. Because these options were forfeited during 2008, no amount was recognized for financial statement reporting purposes as of year end.

(18) Mr. Barton's 2008 other compensation consists of (i) $3,792 in COBRA expenses and (ii) $529 in life insurance premiums.

GRANTS OF PLAN-BASED AWARDS IN 2008

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: # of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Each Stock and Option Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	(#)	(#)	($/Share)	($)
Charles Koppelman			450,000	675,000			—	—
	10/1/2008				225,000 (2)			1,919,250
	10/1/2008				200,000 (3)			1,654,000
	10/1/2008					600,000 (4)	8.53	1,962,000
Susan Lyne			900,000	1,350,000				
	3/3/2008					400,000 (5)	7.04	1,024,000
	3/3/2008				124,005 (6)			872,995
Howard Hochhauser			245,000					
	2/6/2008				15,000 (7)			93,150
	3/3/2008					225,000 (5)	7.04	576,000
Martha Stewart(8)			405,000	855,000				
	3/3/2008					750,000 (5)	7.04	
								1,920,000
Wenda Harris Millard			557,000	835,500				
	2/6/2008				15,000 (7)			93,150
	3/3/2008					300,000 (5)	7.04	768,000
	10/1/2008				50,000 (4)			426,500
	10/1/2008					100,000 (4)	8.53	327,000
Robin Marino			557,000	835,500				
	2/6/2008				15,000 (7)			93,150
	3/3/2008					300,000 (5)	7.04	768,000
	10/1/2008				50,000 (4)			426,500
	10/1/2008					100,000 (4)	8.53	327,000
Gael Towey			320,953					
	2/6/2008				15,000 (7)			93,150
	3/3/2008					100,000 (5)	7.04	256,000
Gregory Barton			280,000					
	2/6/2008				15,000 (7)			93,150
	3/3/2008					100,000 (5)	7.04	256,000

(1) Amounts represent target amounts payable to each officer pursuant to our 2008 annual incentive plan, which plan does not have specific thresholds or maximums. For the actual amounts paid to each officer pursuant to this plan, see the Non-Equity Incentive Plan Compensation column of the "Summary Compensation Table" above.

(2) Of these shares, 91,666 will vest on October 1, 2009, 66,666 will vest on October 1, 2010 and 66,667 will vest on October 1, 2011.

(3) Of these shares, 100,000 will vest if and only if the fair market value of the Class A Common Stock is at least $15 on each of the immediately preceding 60 consecutive trading days and 100,000 will vest if and only if the fair market value is at least $25 on each of the immediately preceding 60 consecutive trading days.

(4) Thirty-three percent of the shares will vest on each on October 1, 2009 and October 1, 2010 and 34% will vest on October 1, 2011.

(5) With the exception of Ms. Lyne's, and Mr. Barton's 2008 option awards, which were forfeited by year end 2008 and Mr. Hochhauser's, which was forfeited immediately after fiscal year end, thirty-three percent of the shares will vest on each of June 15, 2009 and July 15, 2010 and 34% will vest on August 15, 2011.

(6) In 2008, Ms. Lyne elected to convert her $873,000 2007 cash bonus into 124,005 shares of Class A Common Stock, of which 59,214 were withheld to pay applicable withholding taxes.

(7) Except for Mr. Hochhauser, whose shares were forfeited immediately after fiscal year end, thirty-three percent of the shares will vest on each of February 6, 2009 and February 6, 2010 and 34% will vest on February 6, 2011.

(8) Ms. Stewart receives a guaranteed bonus of $495,000 per year. In addition, she is eligible under her employment agreement to receive up to $855,000 in additional awards, bringing her total potential bonus up to $1,350.000.

EXECUTIVE COMPENSATION AGREEMENTS

COMPENSATION OF MR. KOPPELMAN

Prior to becoming our Executive Chairman, Charles Koppelman served as Chairman of the Board and performed certain additional functions not typically associated with the role of chairman of the board. Mr. Koppelman also served as a consultant to the Company.

We initially entered into a one-year consulting agreement with Mr. Koppelman on January 24, 2005. Pursuant to that initial agreement, we paid Mr. Koppelman $450,000 per year, and granted Mr. Koppelman 50,000 restricted shares of our Class A Common Stock, subject to performance triggers contained in that agreement. These shares have vested in full. Mr. Koppelman also received an option to purchase 200,000 shares of our Class A Common Stock at an exercise price of $28.55 per share, which has vested in full. On October 21, 2005, we entered into a two-year consulting arrangement with CAK Entertainment Inc. ("CAK Entertainment"), an entity wholly-owned by Mr. Koppelman (the "CAK Entertainment Consulting Agreement"). This second consulting agreement replaced the initial consulting agreement with Mr. Koppelman, though Mr. Koppelman was entitled to keep the equity grants made to him pursuant to the initial agreement. Under the terms of the CAK Entertainment Consulting Agreement, CAK Entertainment made Mr. Koppelman's consulting services available to us on a non-exclusive basis. In consideration for Mr. Koppelman's services, we paid CAK Entertainment $725,000 per year in equal monthly installments. In addition, we granted Mr. Koppelman (i) an option to purchase 200,000 shares of the Class A Common Stock, with an exercise price equal to $20.35 per share, the stock's fair market value on the date of grant, and (ii) 75,000 restricted shares of our Class A Common Stock, all of which were subject to performance-based vesting. CAK Entertainment also was eligible to receive a performance fee of up to $2,400,000 conditioned upon the achievement of certain performance milestones and an additional $600,000 if the Company met certain additional thresholds, which targets were clarified in a modification to this second consulting agreement executed on July 19, 2007. The July 2007 modification to the CAK Entertainment Consulting Agreement extended the agreement for an additional year. The CAK Entertainment Consulting Agreement would have extended for another year unless either party gives notice by July 23, 2008 that it elected not to extend the agreement. The Company also entered into a registration rights agreement with Mr. Koppelman providing for one demand registration right and unlimited piggyback registration rights (subject to customary cutbacks), of all shares of Class A Common Stock owned by Mr. Koppelman, including shares underlying options granted to Mr. Koppelman.

Mr. Koppelman became our Executive Chairman and Principal Executive Officer in July 2008. On September 17, 2008, we entered into an employment agreement with Mr. Koppelman in that capacity. The employment agreement terminated the CAK Entertainment Consulting Agreement. In connection with the termination, we paid CAK Entertainment the balance of cash fees payable in 2008, consisting of $480,000 in cash. We also accelerated the vesting of the unvested portions of the equity awards granted pursuant to the CAK Entertainment Consulting Agreement, the balance of which consisted of 30,482 shares of restricted Class A Common Stock and stock options to purchase 81,283 shares of Class A Common Stock. We also agreed to pay remaining milestone performance payments provided for under the CAK Entertainment Consulting Agreement in the amount of $600,414 on January 9, 2009.

The employment agreement with Mr. Koppelman extends until December 31, 2012. The agreement automatically extends for additional 12-month periods thereafter unless either the Company or Mr. Koppelman provides written notice to the other of its intention not to extend by June 30th before the then-scheduled expiration date. We pay Mr. Koppelman an annual base salary of $900,000 (subject to increase at the discretion of the Board), retroactive to Mr. Koppelman's July 25, 2008 starting date, but reduced by payments made in connection with the consulting agreement through October 2008. The agreement provides for an annual cash bonus of 100% of base salary, with a maximum bonus of 150% of base salary, based on achievement of goals to be established by the Compensation Committee of the Board. The agreement with Mr. Koppelman also provided for a payment of a $300,000 bonus in the event the Company's 2008 adjusted EBITDA is 10% higher than the Company's 2007 adjusted EBITDA. As this target was not satisfied, this bonus was not paid.

In connection with his employment agreement, we granted Mr. Koppelman a restricted stock award of 425,00 shares of our Company's Class A Common Stock on October 1, 2008, of which (i) 25,000 shares will vest on the first anniversary of the grant date, (ii) 200,000 shares will vest in three approximately equal tranches on the first, second and third anniversaries of the date of grant, (iii) 100,000 shares will vest if and only if the fair market value (as defined in the Omnibus Plan) of the Class A Common Stock is at least $15 on each of the immediately preceding 60 consecutive trading days during the initial Employment Term (as defined in the employment agreement); and (iv) 100,000 shares will vest if and only if the fair market value of the Class A Common Stock is at least $25 on each of the immediately preceding 60 consecutive trading days during the initial Employment Term. Mr. Koppelman also received an option to acquire 600,000 shares of the Company's Class A Common Stock on October 1, 2008, which vests in three approximately equal tranches on the first, second and third anniversaries of the date of grant.

The Company agreed to reimburse Mr. Koppelman up to $60,000 per year for the use of a driver, and, to the extent feasible and available, will provide Mr. Koppelman with office space for others working with him on non-Company related matters, the cost of which will be reimbursed to the Company by Mr. Koppelman. Mr. Koppelman is entitled to participate in our employee benefit plans, policies, programs, perquisites and arrangements that we provide generally to our similarly situated employees (excluding for this purpose Martha Stewart) to the extent he meets the eligibility requirements for any such plan, policy, program, perquisite or arrangement. We reimburse Mr. Koppelman for all reasonable business expenses, including first class transportation or travel on a private plane to the extent that the private plane is available.

The agreement contains customary confidentiality, non-competition, non-solicitation, non-disparagement and indemnification provisions. Under the agreement, the Executive Chairman cannot compete with the Company for an 18-month period following termination unless the agreement expires in accordance with its term or Mr. Koppelman terminates the agreement for "good reason."

See "Potential Payments Upon Termination or Change in Control" for a discussion of severance payments payable under Mr. Koppelman's employment agreement.

EMPLOYMENT AGREEMENT WITH MARTHA STEWART

We entered into a five-year employment agreement with Martha Stewart on September 17, 2004. During the term of the agreement, Ms. Stewart serves as our Founder, a non-officer position. Ms. Stewart receives a base salary of $900,000 per year, subject to annual review by the Board and increases at the Board's discretion. Ms. Stewart is entitled to an annual bonus in an amount determined by the Compensation Committee based on the achievement of Company and individual performance goals established by the Compensation Committee for each fiscal year, with a target annual bonus equal to 100% of base salary and a maximum annual bonus equal to 150% of base salary, but in no event less than 55% of base salary.

Ms. Stewart is entitled to participate in all of our welfare benefit plans and programs for the benefit of our senior executives, on a basis no less favorable than in effect immediately prior to the effective date of her employment agreement, and is eligible to participate in all pension, retirement, savings and other employee benefit plans and programs maintained from time to time by us for the benefit of our senior executives, other than any equity-based incentive plans (although the Board may make grants of stock options), severance plans, retention plans and any annual cash incentive plan, on a basis no less favorable than in effect immediately prior to the effective date of her employment agreement. Ms. Stewart is entitled to reimbursement for all business, travel and entertainment expenses on a basis no less favorable than in effect immediately prior to the effective date of her employment agreement and subject to our current expense reimbursement policies. We are also required to provide Ms. Stewart with automobiles and drivers on a basis no less favorable than in effect immediately prior to the effective date of her employment agreement, and certain other benefits. In addition, Ms. Stewart receives an annual non-accountable expense allowance of $100,000 per year.

The employment agreement contains customary confidentiality, non-competition, non-solicitation and indemnification provisions. Under the agreement, Ms. Stewart cannot compete with us or solicit our employees during her term of employment. In addition, if Ms. Stewart's employment is terminated by the Company for cause or by Ms. Stewart without good reason, each as defined in her agreement, the non-competition and non-solicitation restrictions continue for 12 months after the termination of employment.

See "Certain Relationships and Related Party Transactions — Transactions with Martha Stewart" for a discussion of certain payments constituting Other Compensation. See also "Potential Payments Upon Termination or Change in Control" for a discussion of severance payments payable under Ms. Stewart's employment agreement.

EMPLOYMENT AGREEMENT WITH SUSAN LYNE

On November 11, 2004, we entered into an employment agreement with Susan Lyne, pursuant to which Ms. Lyne served as our President and Chief Executive Officer until June 10, 2008. Ms. Lyne received a base salary of $900,000 per year. Ms. Lyne also was entitled to an annual bonus in an amount determined by our Compensation Committee based on the achievement of performance goals established by our Compensation Committee for each fiscal year, with a target annual bonus equal to 100% of base salary and a maximum annual bonus equal to 150% of base salary.

Ms. Lyne was entitled to participate in our employee benefit plans, policies, programs, perquisites and arrangements that we provide generally to our similarly situated employees (excluding for this purpose

Martha Stewart) to the extent she met the eligibility requirements for any such plan, policy, program, perquisite or arrangement. We reimbursed Ms. Lyne for all reasonable business expenses, including first class transportation or travel on a private plane to the extent that the private plane was available.

On June 10, 2008, we entered into a separation agreement and related waiver and release of claims with Ms. Lyne (collectively, the "Separation Agreement"). The Separation Agreement provided that Ms. Lyne resign as the Company's President and Chief Executive Officer, and continue to serve as an advisor for a period of 30 days to effect an orderly transition. Ms. Lyne remained a member of the Board of Directors during that transitional period. The Separation Agreement provided that we pay Ms. Lyne her unpaid salary and accrued vacation time through the last day of employment ($65,769); her salary from the last day of her employment through the end of the year ($426,575); and a portion of her annual bonus in the amount of $540,000. We also paid her attorneys' fees in the amount of $15,000. Because the Company only paid bonuses to executives at a rate of 15%, Ms. Lyne did not receive an additional bonus payment. The Company also agreed to reimburse Ms. Lyne for COBRA costs, which equaled $3,280 in 2008. We also provided her with $10,320 for unpaid or forfeited Company 401(k) contributions, and accelerated the vesting of her restricted stock, and restricted stock units and options, but not her option for 400,000 shares awarded in March 2008, which was forfeited. The Separation Agreement amended certain provisions of Ms. Lyne's original employment agreement, eliminating the termination payments and noncompetition provision, while extending the nonsolicitation provision to a period of 24 months; and making the nondisparagement provision perpetual.

EMPLOYMENT AGREEMENT WITH WENDA HARRIS MILLARD AS PRESIDENT – MEDIA

On June 25, 2007, we entered into an employment agreement with Wenda Harris Millard, pursuant to which Ms. Millard became our President of Media on July 16, 2007. We entered into a new employment agreement with Ms. Millard that became effective as of June 11, 2008, pursuant to which she and Ms. Marino became our Co-CEOs. Those agreements are described below.

Under Ms. Millard's 2007 agreement, she received a base salary of $550,000 per year. Ms. Millard also was entitled to an annual bonus in an amount determined by our Compensation Committee based on the achievement of performance goals established by our Compensation Committee for each calendar year, with a target annual bonus equal to 80% of her base salary. Ms. Millard was entitled to participate in our employee benefit plans, policies, programs, and arrangements that we provide generally to our similarly situated employees (excluding for this purpose Ms. Lyne and Martha Stewart) to the extent she met the eligibility requirements for any such plan, policy, program, perquisite or arrangement.

Prior to joining us as President of Media, Ms. Millard was a director of the Company. From 2004 until she resigned from our Board in July 2007 to become our President of Media. Ms. Millard received payments from us in cash and equity as a director. Her 2007 payments included director compensation.

See "Potential Payments Upon Termination or Change in Control" for a discussion of severance and change of control payments payable under Ms. Millard's employment agreement.

EMPLOYMENT AGREEMENTS WITH WENDA HARRIS MILLARD AND ROBIN MARINO AS CO-CEOS

We executed agreements with each of Wenda Harris Millard and Robin Marino, effective June 11, 2008. These agreements made each of them Co-CEOs, as well as President – Media and President – Merchandising, respectively. The agreements are otherwise essentially identical, with a term until December 31, 2011. The agreements automatically extend for additional 12-month periods thereafter unless either the Company or the applicable Co-CEO provides written notice to the other of its intention not to extend before the then-scheduled expiration date.

Each of our Co-CEOs receives an annual base salary of $650,000 (subject to increase at the discretion of the Board). In addition, the Co-CEOs are eligible for an annual cash bonus of 100% of base salary, with a maximum bonus of 150% of base salary, based on achievement of goals established by the Compensation Committee. For 2008, the Co-CEOs had pro-rated target bonuses of $557,000. The Company also paid $15,000 for legal fees related to the negotiation of each of the Co-CEO's employment agreements.

Ms. Millard and Ms. Marino each received a restricted stock award of 50,000 shares and an option to acquire 100,000 shares on October 1, 2008, which equity vests in three approximately equal tranches on the first, second and third anniversaries of the date of grant. The option has a seven-year term.

Ms. Millard and Ms. Marino are entitled to participate in our employee benefit plans, policies, programs, and arrangements that we provide generally to our similarly situated employees (excluding for this purpose Martha Stewart) to the extent either of them meets the eligibility requirements for any such plan, policy, program, perquisite or arrangement.

The agreements contain customary confidentiality, non-competition, non-solicitation, non-disparagement and indemnification provisions. Under the agreements, neither Co-CEO can compete with the Company for the 18-month period following termination in connection with their respective lines of business unless the agreement expires in accordance with its term.

In the agreements, the Company agreed to recommend that each of the Co-CEO's be appointed to the Board as soon as practicable, but in no event later than June 11, 2009. The Company also agreed that any such appointment would only be made if it extended to both Co-CEOs.

See "Potential Payments Upon Termination or Change in Control" for a discussion of severance and change of control payments payable under the Co-CEOs' employment agreements.

GREGORY BARTON

Mr. Barton, our former General Counsel, received a base salary of $400,000 and had a target annual bonus of 70% of base salary. He left the Company in August 2008 and pursuant to our 2005 Executive Severance Pay Plan receives severance in the amount of continued salary for 12 months, plus a proportionate payment of his bonus for 2008 and payment of the target bonus for the year. We value the bonuses at $67,200, representing 15% of the bonus amounts as paid to executives other than Ms. Stewart for 2008. Mr. Barton claims entitlement to 100% of these bonuses relating to 2008, an amount equal that would equal $448,000. Pursuant to the severance plan, we also accelerated the vesting of Mr. Barton's outstanding restricted stock awards, as a result of which he received 22,480 shares (17,520 shares having been withheld for taxes). He also received $3,792 in COBRA expenses.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2008

	Option Awards (1)				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (2)
Charles Koppelman	25,000		10.61	7/22/2014		
	200,000		28.55	1/24/2015		
	200,000		20.35	10/27/2015		
	7,500		17.31	5/17/2016		
	7,500		18.09	5/17/2017		
		7,500 (3)	9.09	5/20/2018		
		600,000 (4)	8.53	9/30/2018		
					225,000 (5)	585,000
					200,000 (6)	520,000
Susan Lyne	25,000		8.97	6/21/2014		
	400,000		18.57	11/11/2014		
Howard Hochhauser	2,000		6.78	8/9/2012		
		225,000 (7)	7.04	3/03/2018		
					6,800 (8)	17,680
					8,375 (8)	21,775
					2,027 (8)	5,270
					15,000 (8)	39,000
Martha Stewart	150,000		15.90	2/15/2012		
	150,000		25.56	2/25/2010		
		750,000 (7)	7.04	3/03/2018		
Wenda Harris Millard	7,500		18.09	5/17/2017		
	7,500		17.31	5/17/2016		
	7,500		24.57	5/11/2015		
	25,000		8.97	6/21/2014		
		300,000 (7)	7.04	3/03/2018		
		100,000 (4)	8.53	9/30/2018		
					15,000 (9)	39,000
					62,817 (10)	163,324
					50,000 (11)	130,000
Robin Marino		300,000 (7)	7.04	3/03/2018		
		100,000 (4)	8.53	9/30/2018		
					4,250 (12)	11,050
					10,050 (13)	26,130
					2,027 (14)	5,270
					15,000 (9)	39,000
					13,400 (15)	34,840
					50,000 (11)	130,000
Gael Towey	21,000		6.78	8/9/2012		
		100,000 (7)	7.04	3/03/2018		
					4,250 (12)	11,050
					8,375 (13)	21,775
					15,000 (9)	39,000
Gregory Barton	—	—			—	

(1) Options are granted at an exercise price equal to the fair market value on the date of grant. Under the Employee Stock Plan, fair market value is defined as the closing price of Class A Common Stock on the last business day before the grant. Under the Omnibus Plan, fair market value is defined as the closing price of Class A Common Stock on the date of grant.

(2) Market value is calculated by multiplying the number of shares that have not vested by $2.60, the closing market price of the Class A Common Stock on December 31, 2008.

(3) Vests May 20, 2009.

(4) Thirty-three percent of the shares subject to this option will vest on October 1, 2009 and October 1, 2010 and 34% will vest on October 1, 2011.

(5) Of these shares 91,666 will vest on October 1, 2009, 66,666 will vest on October 1, 2010 and 66,667 will vest on October 1, 2011.

(6) Of these shares, 100,000 will vest if and only if the fair market value of the Class A Common Stock is at least $15 on each of the immediately preceding 60 consecutive trading days and 100,000 shares will vest if and only if the fair market value is at least $25 on each of the immediately preceding 60 consecutive trading days.

(7) Thirty-three percent of the shares subject to this option will vest on June 15, 2009 and July 15, 2010 and 34% will vest on August 15, 2011, except in the case of Mr. Hochhauser who forfeited his option immediately after fiscal year end.

(8) Because Mr. Hochhauser voluntarily terminated his employment, these shares were forfeited immediately after fiscal year end.

(9) Thirty-three percent of the shares will vest on February 6, 2009 and February 6, 2010 and 34% will vest on February 6, 2011.

(10) One half of the shares will vest on each of July 17, 2009 and July 17, 2010.

(11) Thirty-three percent of the shares will vest on October 1, 2009 and October 1, 2010 and 34% will vest on October 1, 2011.

(12) Vests on February 21, 2009.

(13) One half of the shares vest on each of January 1, 2009 and January 1, 2010.

(14) One half of the shares vest on each of February 27, 2009 and February 27, 2010.

(15) One half of the shares will vest on April 27, 2009 and April 27, 2010.

OPTION EXERCISES AND STOCK VESTED DURING 2008

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting (1) ($)
Charles Koppelman	—	—	69,720	561,976
Susan Lyne	—	—	145,896	1,038,924
Howard Hochhauser	—	—	14,849	124,454
Martha Stewart	—	—	—	—
Wenda Harris Millard	—	—	31,404	184,027
Robin Marino	—	—	31,974	266,438
Gael Towey	—	—	16,063	139,829
Gregory Barton	—	—	40,000	354,800

(1) Value realized was calculated by multiplying (i) the number of shares vested by (ii) the closing price of the Class A Common Stock on the date of vesting.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The tables below show certain potential payments that would have been made to an incumbent named executive officer had a termination hypothetically occurred on December 31, 2008 under various scenarios, or had a a change in control hypothetically occurred on December 31, 2008. In accordance with SEC rules, the potential payments were determined under the terms of each named executive officer's respective employment agreement or governing severance plan as in effect on that date. The tables do not include the value of vested but unexercised stock options as of December 31, 2008. The Benefit Continuation expense was calculated using COBRA rates for medical, dental, vision and life insurance coverage. The footnotes to the tables describe the assumptions used in estimating the amounts set forth in the tables. Because the payments to be made to a named executive officer or the value of accelerated equity awards depend on several factors, the actual amounts to be paid out or the value received upon a named executive officer's termination of employment or upon a change in control can only be determined at the time of the event. In all events of termination, a named executive officer is entitled to earned but unpaid salary, bonus (if any), benefits including accrued vacation, and unreimbursed business expenses through the date of termination. This table assumes that our pay period ended on, and included pay for, December 31, 2008, and that there was no accrued vacation at such date.

Mr. Hochhauser voluntarily resigned as of December 31, 2008 and received no payments other than payment of his base salary and accrued vacation through that date.

Charles Koppelman:	Cash Severance (1)	Benefit Continuation	Value of Accelerated Equity Awards (2) Options	Restricted Stock	Total
Change in Control	—	—	—	$585,000	$ 585,000
Termination by Company without "cause"/by Employee for "good reason" (3)	$1,350,000	$9,149	—	585,000	1,944,149
Termination for cause	—	—	—	—	—
Disability	—	—	—	—	—
Death	—	—	—	—	—
All Other	—	—	—	—	—

Martha Stewart:	Cash Severance (1)	Benefit Continuation	Value of Accelerated Equity Awards (2) Options	Restricted Stock	Total
Change in Control	—	—	—	—	—
Termination by Company without "cause"/by Employee for "good reason" (4)	$7,700,000	$20,250	—	—	$7,720,250
Termination for cause	—	—	—	—	—
Disability (4)	636,000	—	—	—	636,000
Death (4)	636,000	—	—	—	636,000
All Other	—	—	—	—	—

Ms. Millard:	Cash Severance (1)	Benefit Continuation	Value of Accelerated Equity Awards (2) Options	Restricted Stock	Total
Change in Control	—	—	—	$332,324	$ 332,324
Termination by Company without "cause"/by Employee for "good reason" (5)	$975,000	$17,253	—	332,324	1,324,577
Termination for cause	—	—	—	—	—
Disability	—	—	—	202,324	202,324
Death	—	—	—	202,324	202,324
All Other	0	0	—	—	—

Ms. Marino:	Cash Severance (1)	Benefit Continuation	Value of Accelerated Equity Awards (2) Options	Restricted Stock	Total
Change in Control	—	—	—	$246,290	$ 246,290
Termination by Company without "cause"/by Employee for "good reason" (6)	$975,000	$17,253	—	246,290	1,238,543
Termination for cause	—	—	—	—	—
Disability	—	—	—	116,290	116,290
Death	—	—	—	116,290	116,290
All Other	—	—	—	—	—

Ms. Towey:	Cash Severance (1)	Benefit Continuation	Value of Accelerated Equity Awards (2) Options	Restricted Stock	Total
Change in Control	—	—	—	—	—
Termination by Company without "cause"/Employee for "good reason" (7)	$687,760	$11,503	—	$71,825	$771,088
Termination for cause	—	—	—	—	—
Disability	—	—	—	71,825	71,825
Death	—	—	—	71,825	71,825
All Other	—	—	—	—	—

(1) As 2008 bonus payments of 15% of target bonus and Ms Stewart's guaranteed bonus were made to each of the incumbent named executive officers prior to December 31, 2008, no additional bonus amounts would have been payable in connection with a termination as of that date. The payments made for 2008 are reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

(2) Based on the closing stock price of the Class A Common Stock on December 31, 2008 of $2.60. Because all of the options held by the named executives at of December 31, 2008 had exercise prices that exceeded the closing price, no benefit would have been received as of that date had the vesting of these options been accelerated.

(3) Under Mr. Koppelman's employment agreement, in these circumstances, he would have been entitled to receive a lump-sum payment equal to 18 months of salary, immediate vesting of any unvested option and restricted stock awards (but not performance shares); and continuation of coverage under our health insurance plan for two years, or less if Mr. Koppelman obtains subsequent employer-provided coverage; in all cases subject to his execution of a release in favor of the Company.

(4) Under Ms. Stewart's employment agreement, she would have been entitled to receive a lump sum payment equal to the sum of: base salary through the date of termination; three times her base salary (or $2,700,000); and the higher of (1) $5,000,000 or (2) three times the highest annual bonus paid with respect to any fiscal year beginning during the term of the agreement and continuation of coverage under our health and life insurance plans for the greater of the remaining term of the agreement or three years. In the event of termination due to disability, the Company is obligated to pay Ms. Stewart the excess, if any, of her base salary over the amount of any long-term benefits she would receive. If Ms. Stewart dies, the Company will pay her beneficiary or estate Ms. Stewart's base salary (less any long term disability benefits paid to Ms. Stewart) for the duration of the term of employment. For purposes of death and disability payments, this table assumes no long-term benefits and full payment of $900,000 salary by the Company through the employment term, which expires on September 16, 2009.

The above table does not include any value for use of automobiles, staff and offices by Ms. Stewart for a three-year period following such a termination or the royalty of 3% of the revenues we derive from any of our products or services bearing certain of the marks licensed to us that we would pay as a result of such a termination. For more information regarding this license agreement, see "Certain Relationships and Related Party Transactions — Transactions with Martha Stewart — Intellectual Property License Agreement."

(5) Under Ms. Millard's employment agreement, she would have been entitled to receive a lump sum payment equal to 18 months of salary and immediate vesting of unvested restricted stock and option awards (other than the March 2008 award). Ms. Millard also would receive continuation of coverage under our health insurance plan for up to 18 months, or less if Ms. Millard obtains subsequent employer-provided coverage; in all cases subject to her execution of a release in favor of the Company.

(6) Under Ms. Marino's employment agreement, she would have been entitled to receive a lump sum payment of 18 months of salary and immediate vesting of unvested restricted stock and option awards (other than the March 2008 award). Ms. Marino also would receive continuation of coverage under our health insurance plan for up to 18 months, or less if Ms. Marino obtains subsequent employer-provided coverage; in all cases subject to her execution of a release in favor of the Company.

(7) Ms. Towey is covered by the Martha Stewart Living Omnimedia, Inc. 2008 Executive Severance Pay Plan and would have been entitled to receive continued payment of base salary for 18 months, immediate vesting of any unvested option and restricted stock awards, continuation of coverage under our health and life insurance plans until the 18-month anniversary of the executive's termination of employment (or, if earlier, until the executive becomes eligible for benefits of the same type under a plan of a subsequent employer), and up to $30,000 of outplacement benefits, in all cases subject to his execution of a release in favor of the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents, as of March 16, 2009 (unless otherwise noted), information relating to the beneficial ownership of our common stock by (1) each person known by us to own beneficially more than 5% of the outstanding shares of either class of our common stock, (2) each of our directors, (3) each of the NEOs, and (4) all of our current executive officers and directors as a group. The address of each is 11 West 42nd Street, New York, New York 10036.

Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Except as otherwise indicated, each person has sole voting and investment power over the shares shown in this table. A person is also deemed to be the beneficial owner of any securities with respect to which that person has the right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be beneficial owner of the same securities. Additionally, we have assumed the conversion of shares of Class B Common Stock into shares of Class A Common Stock for purposes of listing Ms. Stewart's and the Martha Stewart Family Limited Partnership's ownership of Class A Common Stock, but not in calculating the percentage of Class A Common Stock for any other holder or for calculating Ms. Stewart's and the Martha Stewart Family Limited Partnership's ownership of Class B Common Stock.

Shares of Class B Common Stock may be converted on a one-for-one basis into shares of Class A Common Stock at the option of the holder. The percentage of votes for all classes is based on one vote for each share of Class A Common Stock and ten votes for each share of Class B Common Stock.

BENEFICIAL OWNERSHIP

Name	Class A Common Stock		Class B Common Stock		% Total Voting Power
	Shares	%	Shares	%	
Martha Stewart	28,295,949 (1)	51.3%	26,690,125	100.0	90.9% (2)
Alexis Stewart	28,224,244 (3)	51.2%	26,690,125	100.0	90.9% (2)
Martha Stewart Family Limited Partnership	27,090,125 (4)	49.4%	26,690,125	100.0	90.6% (2)
Charles Koppelman	1,086,882 (5)	3.8%	—	—	*
Charlotte Beers	14,705 (6)	*	—	—	*
Michael Goldstein	58,945 (7)	*	—	—	*
Arlen Kantarian	19,132	*			
William Roskin	8,063	*	—	—	*
Todd Slotkin	10,286 (8)	*	—	—	*
Susan Lyne	611,916 (9)(10)	2.1%	—	—	*
Howard Hochhauser	22,009 (10)(11)	*	—	—	*
Wenda Harris Millard	194,949 (12)	*	—	—	*
Robin Marino	131,332	*	—	—	*
Gael Towey	176,253 (13)	*	—	—	*
Gregory Barton	22,480 (10)	*	—	—	*
All directors and executive officers as a group (12 persons)	1,736,662 (14)	6.0%	—	—	*

* The percentage of shares or voting power beneficially owned does not exceed 1%.

(1) These shares include (i) 5,100 shares of the Class A Common Stock held by Ms. Stewart, (ii) 300,000 shares of the Class A Common Stock that are subject to exercisable options and (iii) 29,816 shares of Class A Common Stock held by the Martha Stewart 1999 Family Trust, of which Ms. Stewart is the sole trustee and as to which she has sole voting and dispositive power. Also includes (a) 400,000 shares of Class A Common Stock held by the Martha Stewart Family Limited Partnership ("MSFLP"), of which Ms. Stewart is the sole general partner, (b) 26,690,125 shares of the Class B Common Stock, each of which is convertible at the option of the holder into one share of the Class A Common Stock, and all of which are held by MSFLP, (c) 37,270 shares of Class A Common Stock held by the Martha Stewart 2000 Family Trust, of which Ms. Stewart is a co-trustee, and (d) 10,648 shares of Class A Common Stock held by M. Stewart, Inc., the general partner of Martha Stewart Partners, L.P., of which Ms. Stewart is the sole director and as to which she has shared voting and dispositive power. In addition, Martha Stewart may be deemed to beneficially own 822,990 shares of Class A Common Stock held by the Martha and Alexis Charitable Foundation, for which Martha Stewart is a co-trustee and as to which she shares voting and dispositive power.

(2) Assumes no shares of Class B Common Stock are converted into shares of Class A Common Stock. Total voting power of the Company consists of all outstanding shares of Class A Common Stock (having one vote per share) and all outstanding Class B Common Stock (having 10 votes per share).

(3) Includes 6,029 shares of Class A Common Stock, owned directly by Alexis Stewart, as to which she has sole voting and dispositive power. In addition, Alexis Stewart may be deemed to beneficially own 822,990 shares of Class A Common Stock held by the Martha and Alexis Charitable Foundation, for which Alexis Stewart is a co-trustee and as to which she shares voting and dispositive power. Ms. Alexis Stewart may also be deemed to beneficially own 27,395,225 shares of Class A Common Stock pursuant to (i) a revocable proxy, dated as of October 6, 2004, whereby Martha Stewart appointed Alexis Stewart as her true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by

Martha Stewart from time to time and a power of attorney, dated as of October 6, 2004, whereby the MSFLP appointed Alexis Stewart as its true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by MSFLP from time to time. These shares include the following: (i) 5,100 shares of the Class A Common Stock held by Martha Stewart, (ii) 300,000 shares of Class A Common Stock, owned by Martha Stewart that are subject to exercisable options, (iii) 400,000 shares of Class A Common Stock, all of which are owned by MSFLP and indirectly owned by Martha Stewart as the sole general partner of MSFLP and (iv) 26,690,125 shares of the Class B Common Stock, each of which is convertible at the option of the holder into one share of Class A Common Stock, and all of which are owned by MSFLP and indirectly owned by Martha Stewart as the sole general partner of MSFLP and as to all of which she is deemed to share voting and dispositive power.

(4) Consists of (i) 26,690,125 shares of the Class B Common Stock, each of which is convertible at the option of the holder into one share of the Class A Common Stock, and all of which are held by MSFLP, and (ii) 400,000 shares of Class A Common Stock, all of which are owned by MSFLP and indirectly owned by Martha Stewart as the sole general partner of MSFLP and as to which MSFLP is deemed to share voting and dispositive power.

(5) Consists of 646,882 shares of Class A Common Stock and options to acquire 440,000 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days.

(6) Consists of 6,372 shares of Class A Common Stock and options to acquire 8,333 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days.

(7) Consists of 11,445 shares of Class A Common Stock and options to acquire 47,500 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days.

(8) Consists of 1,953 shares of Class A Common Stock and options to acquire 8,333 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days.

(9) Consists of 186,916 shares of Class A Common Stock and options to acquire 425,000 shares of Class A Common Stock that are exercisable.

(10) Assumes no sales or purchases of Class A Common Stock by such individuals subsequent to termination of employment.

(11) Consists of 20,009 shares of Class A Common Stock and options to acquire 2,000 shares of Class A Common Stock that are exercisable.

(12) Consists of 147,449 shares of Class A Common Stock and options to acquire 47,500 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days.

(13) Consists of 155,253 shares of Class A Common Stock and options to acquire 21,000 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days.

(14) Consists of 1,163,996 shares of Class A Common Stock and options to acquire 572,666 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file initial statements of beneficial ownership (Form 3) and statements of changes in beneficial ownership (Forms 4 and 5) of our common stock with the SEC. Such persons are required by the SEC rules to furnish us with copies of all such forms they file. Based solely on a review of the copies of such forms furnished to us and/or written representations that no additional forms were required, we believe that all our officers, directors and greater than 10% beneficial owners timely filed all such required forms with respect to 2008 transactions, except for the initial Form 3 and Form 4 for Ms. Beers upon rejoining the Board in March 2008, for which the Form 4 was filed in April 2008, and the Form 4 relating to the initial grant to Mr. Roskin in November 2008.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

POLICIES AND PROCEDURES REGARDING TRANSACTIONS WITH RELATED PERSONS

Historically, including in 2008, we had our officers, directors and significant stockholders answer a questionnaire asking them if they knew of any transactions from which parties related to any such individuals have benefited. Our executives and directors were, and are, prohibited from allowing such relationships to affect the way they perform their duties. They also are required to disclose information regarding work with related parties to our executive office, which, in turn, provided information to the Audit Committee as appropriate to assess the validity of any such transaction.

On February 23, 2007, the Company adopted written related person transaction policies and procedures to further the goal of ensuring that any related person transaction is properly reviewed, approved or ratified, if appropriate, and fully disclosed in accordance with applicable rules and regulations. The policies and procedures involve the evaluation of any transactions or arrangements between the Company and any related person (including but not limited to directors, director nominees, executive officers, greater than 5% stockholders and the immediate family members of each of these groups) or any entity in which any related person has a direct or indirect material interest.

Under the related party policies and procedures, the directors, executive officers and employees of the Company are responsible for identifying and reporting any proposed transaction with a related person. Pursuant to these policies and the Company's Code of Ethics, if any director, officer or employee becomes aware of any transaction or arrangement that has taken place, may be taking place or may be about to take place involving the Company and any related person, that person is required immediately to bring the matter to the attention of the Company's General Counsel. The General Counsel then makes the determination as to whether such transaction or arrangement is a "related person transaction." For purposes of this determination, a related person transaction is any transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness), or any series of similar transactions, arrangements or relationships, in which (i) the aggregate amount involved will or may be expected to exceed $120,000, (ii) the Company is a participant, and (iii) any related person has or will have a direct or indirect material interest, although we do not consider compensation paid to an officer or director solely in connection with their services in such capacity as a "related person transaction." Any related person transaction will be presented by the General Counsel to the Audit Committee for its review. The Audit Committee will then meet, in person or by telephone, to review and discuss the proposed transaction. If the transaction involves a member of the Audit Committee, that Audit Committee member will not participate in the action regarding whether to approve or ratify the transaction.

The policies and procedures provide that all related person transactions are to be disclosed in the Company's filings to the extent required by the rules and regulations of the SEC and the NYSE.

TRANSACTIONS WITH MARTHA STEWART

Intangible Asset License Agreement

On June 13, 2008, we entered into an Intangible Asset License Agreement with MS Real Estate Management Company, an entity owned by Ms. Stewart. The Intangible Asset License Agreement replaced the Location Rental Agreement, dated as of September 17, 2004 between the parties, which expired on September 17, 2007, but which was extended by letter agreement dated as of September 12, 2007 pending negotiation of the Intangible Asset License Agreement. The Intangible Asset License Agreement is retroactive to September 18, 2007 and has a five-year term.

Pursuant to the Intangible Asset License Agreement, we pay an annual fee of $2 million for the perpetual, exclusive right to use Ms. Stewart's lifestyle intangible asset in connection with Company products and services and during the term of the agreement to access various real properties owned by Ms. Stewart. MS Real Estate Management Company is responsible, at its expense, to maintain, landscape and garden the properties in a manner consistent with past practices; provided, however that we are responsible for (i) approved business expenses associated with security and telecommunications systems, including security personnel, related to the properties, and (ii) up to $100,000 of approved and documented household expenses.

Intellectual Property License Agreement

We have entered into an Intellectual Property License and Preservation Agreement with Ms. Stewart that, as of the time of our initial public offering in 1997 replaced a prior non-perpetual license agreement entered into in February 1997. Under the terms of the current license agreement, Ms. Stewart granted us an exclusive, worldwide, perpetual royalty-free license to use her name, likeness, image, voice and signature for our products and services. We are currently the owner of the primary trademarks employed in our business and, under the license agreement, we generally have the right to develop and register in our name trademarks that incorporate the Martha Stewart name, such as Martha Stewart Living, and to use these marks on an exclusive basis in and in connection with our businesses. If Ms. Stewart ceases to control us, we will continue to have the foregoing rights, including the right to use those marks for any new business as long as such new business is substantially consistent with the image, look and goodwill of the licensed marks at the time that Ms. Stewart ceases to control us. Ms. Stewart agreed that the changes in her position and responsibilities in June 2003 and subsequently, did not constitute a cessation of control for the purpose of the Intellectual Property License and Preservation Agreement.

In the event that we terminate Ms. Stewart's employment without cause or she terminates her employment for good reason, each as defined in her employment agreement, the license to existing marks will cease to be exclusive and we will be limited in our ability to create new marks incorporating her name, likeness, image, publicity and signature. In these circumstances, Ms. Stewart would receive the right to use her name in other businesses that could directly compete with us, including with our magazine, television and merchandising businesses. In addition, if Ms. Stewart's employment terminates under these circumstances, Ms. Stewart would receive in perpetuity a royalty of 3% of the revenues we derive from any of our products or services bearing any of the licensed marks. The Intellectual Property License and Preservation Agreement contains various customary provisions regarding our obligations to preserve the quality of the licensed marks and to protect these marks from infringement by third parties. The term of the license is perpetual; however, Ms. Stewart may terminate the license if we fail to make the royalty payments described above.

Split-Dollar Life Insurance Agreement

In 2001, we entered into a split-dollar life insurance agreement with Ms. Stewart and the MS Partnership, a partnership controlled by Ms. Stewart, pursuant to which we agreed to pay a significant portion of the premiums on a whole life insurance policy insuring Ms. Stewart. The policy is owned by and benefits the MS Partnership. We will be repaid the cumulative premium payments made by us under the arrangement upon the earlier of Ms. Stewart's death or the voluntary termination of the arrangement by Ms. Stewart out of the policies' existing surrender value at the time of prepayment. In 2002, the arrangement was amended such that the Company would not be obligated to make further premium payments unless legislation permits such payments. As of the date of the final payment, the aggregate amount paid by the Company under this arrangement was $2,238,000.

OTHER RELATIONSHIPS

Ms. Margaret Christiansen, Ms. Stewart's sister-in-law, is a Senior Vice President, Business Manager of MSO and received approximately $170,000 as compensation in 2008. Ms. Alexis Stewart, Ms. Stewart's daughter, works for us as radio talent and as a merchandising and publishing adviser. Alexis Stewart was paid approximately $209,000 as compensation in 2008. The Company employs Ms. Jennifer Koppelman, the daughter of Charles Koppelman, Chairman of the Board of the Company, as radio talent. Ms. Koppelman was paid approximately $130,000 for her services in 2008. Ms. Laura Plimpton, Ms. Stewart's sister, was hired in October 2007 as an editor of our Internet blog. Ms. Plimpton was paid approximately $81,000 for her services in 2008.

REPORT OF THE AUDIT COMMITTEE

The primary purpose of the Audit Committee is to assist the Board in monitoring the integrity of our financial statements, our independent auditor's qualifications and independence, the performance of our independent auditor and our compliance with legal and regulatory requirements. The Board, in its business judgment, has determined that all members of the Committee are "independent," as required by applicable listing standards of the NYSE applicable to Audit Committee members.

Management is responsible for the preparation, presentation and integrity of MSO's financial statements, accounting and financial reporting principles and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent auditor for MSO's 2008 fiscal year, Ernst & Young LLP, was responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards.

In performing its oversight role, the Audit Committee has, among other things covered in its charter, reviewed and discussed the audited financial statements with management and the independent auditor. The Audit Committee has also discussed with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 114, *the Auditor's Communication with those charged with Governance*, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T. In addition, the Audit Committee has received the written disclosures and letter from the independent auditor required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and discussed with the independent auditor the independent auditor's independence.

Based on the reviews and discussions described in this report, and subject to the limitations on the role and responsibilities of the Audit Committee referred to in this report and in the charter, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

The members of the Audit Committee are not professionally engaged in the practice of auditing or accounting and are not necessarily experts in the fields of accounting or auditing, including in respect of auditor independence. Members of the Audit Committee rely without independent verification on the information provided to them and on the representations made by management and the independent auditor. Accordingly, the Audit Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations, efforts and discussions referred to above do not assure that the audit of MSO's financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with generally accepted accounting principles or that Ernst & Young LLP is in fact "independent."

Members of the Audit Committee

Todd Slotkin (Chairperson)
Michael Goldstein
William Roskin

The Audit Committee report above does not constitute "soliciting material" and will not be deemed "filed" or incorporated by reference into any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate our SEC filings by reference, in whole or in part, notwithstanding anything to the contrary set forth in those filings.

INDEPENDENT PUBLIC ACCOUNTANTS

Ernst & Young LLP has served as our independent accounting firm since May 7, 2002. In performing its oversight role, the Audit Committee will review whether to retain Ernst & Young LLP as our independent accounting firm for the 2009 fiscal year. A representative of Ernst & Young LLP is expected to be present at the Annual Meeting and will be given an opportunity to make a statement if he or she so chooses and is expected to be available to respond to appropriate questions.

AUDIT FEES

The following table presents fees for professional services rendered by Ernst & Young LLP for the audit of the Company's annual financial statements for each of 2008 and 2007 and the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q for those years, and fees billed for audit-related services, tax services and all other services rendered by Ernst & Young LLP for each of fiscal 2008 and 2007.

	2008	2007
(1) Audit fees (a)	$845,000	$805,000
(2) Audit-related fees (b)	232,000	72,000
(3) Tax fees (c)	117,110	117,568
(4) All other fees	—	—

(a) Audit fees include charges for audits of financial statements and internal controls over financial reporting.

(b) Principally for audits of the financial statements of the Company's 401(k) employee benefit plan and other miscellaneous accounting and auditing matters.

(c) Principally for corporate income tax compliance ($35,000 in 2008 and $79,933 in 2007), tax audits ($26,647 in 2008 and no charges in 2007) and miscellaneous tax matters ($55,463 in 2008 and $37,635 in 2007).

All audit-related services, tax services and other services were pre-approved by the Audit Committee, which concluded that the provision of such services by Ernst & Young LLP was compatible with the maintenance of that firm's independence in the conduct of its auditing functions. The Audit Committee's Audit and Non-Audit Services Pre-Approval Policy provides for pre-approval of audit, audit-related and tax services specifically described by the Audit Committee on an annual basis and, in addition, individual engagements anticipated to exceed pre-established thresholds must be separately approved. The policy authorizes the Audit Committee to delegate to one or more of its members pre-approval authority with respect to permitted services.

ANNUAL REPORTS

Upon written request to the Corporate Secretary, Martha Stewart Living Omnimedia, Inc., 11 West 42nd Street, New York, New York 10036, we will provide without charge to each person requesting a copy of our 2008 Annual Report on Form 10-K, including the financial statements and financial statement schedule filed therewith.

We will furnish a requesting stockholder with any exhibit not contained therein upon specific request. Our Annual Report on Form 10-K is not proxy soliciting material.

"HOUSEHOLDING" OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single Notice or set of proxy materials addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. The Company and some brokers will therefore send a single Notice and set of proxy materials to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or us that they or we will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive separate proxy solicitation materials or if you are receiving multiple copies of the proxy solicitation materials and wish to receive only one, please notify your broker if your shares are held in a brokerage account or us if you hold registered shares. You can notify us by sending a written request to the Corporate Secretary, Martha Stewart Living Omnimedia, Inc., 11 West 42nd Street, New York, New York 10036, (212) 827-8000.

PROPOSALS OF STOCKHOLDERS

We currently intend to hold our next annual meeting in May 2010. Stockholders who intend to have a director nomination or proposal considered for inclusion in our proxy materials for presentation at the 2010 Annual Meeting of Stockholders must submit the director nomination or proposal to us at our principal executive offices, addressed to our Corporate Secretary, no later than December 1, 2009. Assuming that the 2010 Annual Meeting of Stockholders is held no more than 30 days before, and no more than 60 days after, the anniversary date of the Company's 2009 Annual Meeting of Stockholders, stockholders who intend to present a proposal at the 2010 Annual Meeting of Stockholders without inclusion of such proposal in our proxy materials are required to provide us notice of such proposal no later than March 16, 2010 or earlier than February 12, 2010. In the event that the date of the 2010 Annual Meeting of Stockholders is more than 30 days before, or more than 60 days after, such anniversary date, notice of any such proposal must be provided to us no later than the later of the 60th day prior to the date of the 2010 Annual Meeting of Stockholders or the tenth day following the first public announcement of the date of the meeting or earlier than the close of business in the 90th day prior to the date of the 2010 Annual Meeting. Additionally, stockholders must comply with other applicable requirements contained in our by-laws. We reserve the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements contained in our by-laws and applicable laws.

OTHER MATTERS

Our Board has no knowledge of any other matters to be presented at the Annual Meeting other than those described herein. If any other business properly comes before the stockholders at the Annual Meeting, however, it is intended that the proxy holders will vote on such matters in accordance with their discretion.

YOUR VOTE IS IMPORTANT. OUR BOARD URGES YOU TO VOTE VIA INTERNET, TELEPHONE OR BY MARKING, DATING, SIGNING AND RETURNING A PROXY CARD.

If you have any questions or need assistance in voting your shares, please contact Martha Stewart Living Omnimedia, Inc. at (212) 827-8455.

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